EXECUTION VERSION

SHARE PURCHASE AGREEMENT
BY AND AMONG
DIGITAL TURBINE, INC.
DIGITAL TURBINE MEDIA, INC.
OTELLO CORPORATION ASA
AND
ADCOLONY HOLDING AS
DATED AS OF FEBRUARY 26, 2021

ARTICLE 1 PURCHASE OF COMPANY SECURITIES		1

1.1	Purchase and Sale of Company Securities	1
1.2	Purchase Price	1
1.3	Payments at Closing	6
1.4	Payments Following Closing	7
1.5	Purchase Price Adjustment	7
1.6	R&W Insurance	10

ARTICLE 2 REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY		10

2.1	Organization and Qualification	10
2.2	Authorization; Enforceability	11
2.3	Capitalization; Subsidiaries	11
2.4	No Violation	12
2.5	Consents	13
2.6	Financial Statements.	13
2.7	Accounts Receivable	14
2.8	Absence of Undisclosed Liabilities	14
2.9	Absence of Certain Changes	14
2.10	Material Contracts.	16
2.11	Title and Related Matters.	18
2.12	Real Property	18
2.13	Litigation	19
2.14	Tax Matters.	19
2.15	Compliance with Laws; Permits	21
2.16	Privacy Laws.	22
2.17	ERISA.	22
2.18	Employees and Related Matters.	24
2.19	Intellectual Property.	27
2.20	Environmental Matters	30
2.21	Dealings with Affiliates	30
2.22	Insurance	30
2.23	Brokerage and Transaction Based Fees	30
2.24	Suppliers and Customers	31
2.25	Improper and Other Payments	31
2.26	Shareholder Vote	31
2.27	Calling Notice	31
2.28	Exclusivity of Representations	31

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ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE SELLER		32

3.1	Authorization; Enforceability.	32
3.2	Title to Securities	32
3.3	No Consents	32
3.4	Litigation	33
3.5	No Violation	33
3.6	Exclusivity of Representations	33

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE PARENT		33

4.1	Organization and Qualification	33
4.2	Authorization	33
4.3	No Violation	34
4.4	No Consents	34
4.5	Investment Intent	34
4.6	Brokerage	34
4.7	No Other Representations and Warranties	34

ARTICLE 5 PRE-CLOSING COVENANTS		35

5.1	Further Assurances; Fulfillment of Conditions	35
5.2	Conduct of the Business.	35
5.3	Interim Financial Information	36
5.4	Exclusivity	37
5.5	Confidentiality	38
5.6	Full Access and Disclosure	39
5.7	Antitrust Filings	40
5.8	Public Announcements	41
5.9	Notification	41
5.10	Calling Notice	41
5.11	Shareholders’ Meeting	42
5.12	Spin-Off of Skyfire	43
5.13	Intercompany Indebtedness	43
5.14	Financing Covenant	43

ARTICLE 6 POST-CLOSING COVENANTS		43

6.1	Deliveries After Closing	43
6.2	Non-Disclosure; Non-Competition; Non-Solicitation	43
6.3	Public Announcements	46
6.4	Use of Name	46
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6.5	R&W Insurance	46
6.6	Employees and Benefits	47
6.7	Parent Guarantee	48
6.8	Financing Covenant	48
6.9	280G Cooperation	48

ARTICLE 7 CLOSING; CLOSING CONDITIONS		48

7.1	Closing	48
7.2	Conditions to the Obligations of the Purchaser	49
7.3	Conditions to the Obligations of the Seller	51

ARTICLE 8 TAX MATTERS		51

8.1	Pre-Closing Returns	51
8.2	Allocations	52
8.3	Tax Contests	53
8.4	Cooperation and Records Retention	53
8.5	Termination of Tax Arrangements	53
8.6	Transfer Taxes	53
8.7	Refunds	54
8.8	Withholding	54
8.9	Apportionment of Section 382 Limitation	54

ARTICLE 9 INDEMNIFICATION		54

9.1	Survival	54
9.2	Monetary and Other Limitations.	55
9.3	Indemnification by the Seller	57
9.4	Indemnification by the Purchaser	57
9.5	Notice of Claims; Third Party Claims; Direct Claims.	58
9.6	Security for the Indemnification Obligation.	60
9.7	Exclusive Remedy	61

ARTICLE 10 TERMINATION		61

10.1	Methods of Termination	61
10.2	Procedure Upon Termination	62
10.3	Fees and Expenses Following Termination	63

ARTICLE 11 MISCELLANEOUS PROVISIONS		64

11.1	Amendment and Modification	64
3

11.2	Waiver of Compliance; Consents	64
11.3	Notices	64
11.4	Assignment	65
11.5	Governing Law; Dispute Resolution	65
11.6	Counterparts	67
11.7	Headings	67
11.8	Entire Agreement	67
11.9	Delays or Omissions	67
11.10	Severability	68
11.11	Expenses	68
11.12	No Third Party Beneficiaries	68
11.13	Disclosure Schedule; Exhibits	68
11.14	No Strict Construction	68
11.15	Construction	68
11.16	Recitals	69
11.17	Time of the Essence	69
11.18	Waiver of Conflicts Regarding Representation	69
EXHIBITS:
Exhibit A    Definitions
Exhibit B    Form of Release
4

SHARE PURCHASE AGREEMENT
This SHARE PURCHASE AGREEMENT (this “Agreement”), dated February 26, 2021, is by and among Digital Turbine, Inc., a Delaware corporation (the “Parent”), Digital Turbine Media, Inc., a Delaware corporation or any Affiliate of such entity to which such entity validly assigns its rights hereunder in accordance with Section 11.4 (the “Purchaser”), AdColony Holding AS, a private limited liability company incorporated in the Kingdom of Norway (the “Company”), and Otello Corporation ASA, a public limited liability company incorporated in the Kingdom of Norway and the sole shareholder of the Company (the “Seller” and, together with the Company, the “Seller Parties”). The Parent, the Purchaser, the Company, and the Seller are referred to collectively herein as the “Parties” and, individually, as a “Party.” Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Exhibit A attached hereto.
RECITALS
WHEREAS, the Company is engaged in the business of providing (1) mobile in-app ad placement for advertisers and agencies and related services and (2) technology tools (primarily SDKs) to enable developers and publishers to display ads to users;
WHEREAS, the Seller owns one hundred percent (100%) of the issued and outstanding Company Securities;
WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Seller desires to sell to the Purchaser, and the Purchaser desires to acquire from the Seller, one hundred percent (100%) of the Company Securities, free and clear of all Liens; and
WHEREAS, the Board of Directors of each of the Parties has approved the transactions contemplated hereby, upon the terms and subject to the conditions set forth herein;
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:
ARTICLE 1
PURCHASE OF COMPANY SECURITIES
1.1Purchase and Sale of Company Securities. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, the Seller shall sell, assign, convey, and transfer to the Purchaser, and the Purchaser shall purchase from the Seller, all of the Company Securities, free and clear of all Liens.
1.2Purchase Price. In consideration for the conveyance of the Company Securities and in reliance on the representations, warranties, covenants, and agreements of the Seller Parties contained in this Agreement and the other Transaction Documents, subject to adjustment pursuant to Section 1.5 and as otherwise set forth in this Agreement, the aggregate purchase price to be paid to the Seller (in accordance with Sections 1.3 and 1.4) for the Company Securities to be purchased pursuant to Section 1.1 shall be an aggregate amount (the “Purchase Price”) equal to:
a.$100,000,000 in cash to be paid at the Closing (the “Closing Cash Consideration Amount”), subject to adjustment as described below; and
b.(i) $100,000,000 in cash to be paid on or before the 180th day following the Closing Date (the “Second Cash Consideration Amount”), less (ii) the aggregate amount of all Transaction-Related Bonuses payable on or promptly following the time of payment of the Second Cash Consideration Amount; and
c.(i) subject to Sections 1.2(c)(ii), 1.2(c)(iii), 1.2(c)(iv) and 1.2(c)(vi), an amount in cash calculated as follows (the “Earn-Out Payment Amount”):
A.if Net Revenues for the Earn-Out Period equals or exceeds one hundred five percent (105%) of the Earn-Out Target Amount with respect to such period, an amount equal to: (I) two hundred seventy-five percent (275%) of such Net Revenues, plus (II) $9,500,000, plus (III) if Net Revenues for the Earn-Out Period equals or exceeds one hundred seven and two-tenths percent (107.2%) of the Earn-Out Target Amount with respect to such period, $9,500,000;
B.if Net Revenues for the Earn-Out Period equals or exceeds one hundred percent (100%) of the Earn-Out Target Amount with respect to such period and is less than one hundred five percent (105%) of the Earn-Out Target Amount with respect to such period, an amount equal to: (I) two hundred twenty-three percent (223%) of such Net Revenues, plus (II) $9,500,000;
C.if Net Revenues for the Earn-Out Period equals or exceeds ninety percent (90%) of the Earn-Out Target Amount with respect to such period and is less than one hundred percent (100%) of the Earn-Out Target Amount with respect to such period, an amount equal to two hundred ten percent (210%) of such Net Revenues;
D.if Net Revenues for the Earn-Out Period equals or exceeds eighty-five percent (85%) of the Earn-Out Target Amount with respect to such period and is less than ninety percent (90%) of the Earn-Out Target Amount with respect to such period, an amount equal to two hundred percent (200%) of such Net Revenues;
E.if Net Revenues for the Earn-Out Period equals or exceeds eighty percent (80%) of the Earn-Out Target Amount with respect to such period and is less than eighty-five percent (85%) of the Earn-Out Target Amount with respect to such period, an amount equal to one hundred seventy-five percent (175%) of such Net Revenues;
F.if Net Revenues for the Earn-Out Period equals or exceeds seventy-five percent (75%) of the Earn-Out Target Amount with respect to such period and is less than eighty percent (80%) of the Earn-Out Target Amount with respect to such period, an amount equal to one hundred fifty percent (150%) of such Net Revenues;
G.if Net Revenues for the Earn-Out Period equals or exceeds seventy percent (70%) of the Earn-Out Target Amount with respect to such period and is less than seventy-five percent (75%) of the Earn-Out Target Amount with respect to such period, an amount equal to one hundred twenty-five percent (125%) of such Net Revenues;
H.if Net Revenues for the Earn-Out Period equals or exceeds sixty-five percent (65%) of the Earn-Out Target Amount with respect to such period and is less than seventy percent (70%) of the Earn-Out Target Amount with respect to such period, an amount equal to one hundred percent (100%) of such Net Revenues; and
I.if Net Revenues for the Earn-Out Period is less than sixty-five percent (65%) of the Earn-Out Target Amount with respect to such period, no payment shall be made under this Section 1.2(c).
If actual Net Revenues for the Earn-Out Period equals an amount that falls between any two percentage achievement levels described above (except in excess of one hundred five percent (105%) of the Earn-Out Target Amount or below sixty-five percent (65%) of the Earn-Out Target Amount), the multiple percentage of Net Revenues used to calculate the Earn-Out Payment Amount shall be determined using linear interpolation based on the actual Net Revenues amount between such two percentage achievement levels (an example calculation of which is set forth in Schedule 1.2(c)(i)).
(ii) The Purchaser shall calculate the Earn-Out Payment Amount and deliver such calculation in writing to the Seller (the “Earn-Out Statement”) on or prior to February 28, 2022.
(iii) During the Earn-Out Period, the Purchaser shall, and shall cause each of its Affiliates, to:
A.use its reasonable best efforts to maximize the Net Revenues for the Earn-Out Period (provided that the foregoing shall not obligate Purchaser to allocate any minimum portion of Purchaser’s (or its Affiliates’) advertising inventory to the advertising demand of the AdColony Companies);
B.operate the AdColony Companies, collectively, as a separate stand-alone group of entities reasonably consistent with past practices of the AdColony Companies, including by (I) appointing Lars Boilesen as the chief executive of AdColony, Inc., as of the Closing Date to manage the business of the AdColony Companies, and not removing Lars Boilesen from such position (other than for Cause), (II) not reducing pricing or implementing discounts with respect to revenue-generating activities of the AdColony Companies in a manner materially inconsistent with past practices of the AdColony Companies, (III) not amending or otherwise altering any Contract or other commercial arrangement of the AdColony Companies with any third party, except if an amendment or other alteration is effected, after consultation with Lars Boilesen (or one of his Direct Reports) about the details of such amendment or other alteration, including any such amendment or alteration required to comply with applicable Law, in a manner that would not adversely impact in any material respect the relationship with such third party or the Net Revenues for the Earn-Out Period, and (IV) not assigning additional material responsibilities to any of the employees of the AdColony Companies in a manner that could reasonably be expected to adversely impact in any material respect such employee’s ability to perform his or her duties for the AdColony Companies consistent with past practice (unless agreed to by Lars Boilesen or one of his Direct Reports);
C.not act in a manner that would reasonably be expected to reduce the Net Revenues for the Earn-Out Period;
D.not terminate any of the key employees listed on Schedule 1.2(c)(ii) (the “Key Employees”) without Cause (unless such termination is made with the approval or at the direction of Lars Boilesen or any of his Direct Reports) or permit to exist any circumstances that would allow any of the Key Employees to terminate his or her employment for Good Reason (assuming the employment of such Key Employee can be terminated for Good Reason irrespective of the actual terms of such Key Employee’s employment); and
E.not terminate any material Contracts of any AdColony Company unless approved in advance by Lars Boilesen or his successor as manager of the AdColony Companies (and, in the case of his successor, consistent with clauses “(A)” through “(C)” above).
(iv) Dispute Resolution. Following delivery of the Earn-Out Statement pursuant to Section 1.2(c)(ii), the Purchaser shall provide the Seller with such information and documentation as may be reasonably requested by the Seller for purposes of reviewing the Earn-Out Statement and the Purchaser shall make its employees, advisors and representatives reasonably available (during normal business hours and upon reasonable notice) to the Seller for the purposes of discussing the Earn-Out Statement and the calculations and determinations contained therein. During the sixty (60) day period following the Purchaser’s delivery of the Earn-Out Statement, the Seller may object to any of the calculations and determinations contained in the Earn-Out Statement by delivering written notice thereof to the Purchaser (an “Earn-Out Objection Notice”) describing such objection in reasonable detail. If no Earn-Out Objection Notice is delivered to the Purchaser within such 60-day period or if the Seller delivers to the Purchaser a notice of acceptance of the calculations and determinations, the Seller shall no longer be able to challenge the Earn-Out Statement or any of the calculations or determinations contained therein, all of which shall become final and binding on the Parties, except in the event of Fraud on the part of the Purchaser, any of its Affiliates or its and their Representatives. If an

Earn-Out Objection Notice is timely delivered, the Purchaser and the Seller shall attempt in good faith to resolve the objections stated therein. If the Purchaser and the Seller are unable to reach agreement within thirty (30) days after an Earn-Out Objection Notice has been given, the Purchaser and the Seller shall submit all unresolved objections contained in the Earn-Out Objection Notice to the Independent Accountant; provided, however, that at the option of either the Purchaser or the Seller, unresolved objections contained in the Earn-Out Objection Notice (other than objections relating to any of the calculations contained in the Earn-Out Objection Notice) may instead be resolved in accordance with the arbitration provisions set forth in Section 11.5. The Independent Accountant or arbitrators, as the case may be, shall be directed to review such items in accordance with the dispute resolution procedures set forth in Section 1.5(b)(iv) as if they applied to the resolution of such objections mutatis mutandis and, within thirty (30) days, make a determination of such objections. The resolution of the dispute by the Independent Accountant or arbitrators, as the case may be, shall be final and binding on the Parties, absent fraud or manifest error. The fees and expenses of the Independent Accountant or arbitrators, as the case may be, shall be borne as specified in the procedures set forth in Section 1.5(b)(iv) as if they applied to the resolution of the objections pursuant to this Section 1.2(c)(iv) mutatis mutandis. If an additional payment is due to be paid to the Seller or the Purchaser pursuant to determination by the Independent Accountant or arbitrators, as the case may be, pursuant to this Section 1.2(c)(iv), the Purchaser or the Seller, as the case may be, shall pay to the other Party such payment within ten (10) Business Days after such determination.
(v) Definitions. For purposes of this Section 1.2(c): (A) “Net Revenue” means 100% of the revenues generated by the AdColony Companies net of rebates, discounts, allowances (other than for bad debts) and all intercompany eliminations as between the AdColony Companies in accordance with IFRS (and, for the avoidance of doubt, excluding (I) advertising demand of the AdColony Companies distributed on the supply of Purchaser or one of its Affiliates (other than an AdColony Company), (II) any new advertising demand of the Purchaser or one of its Affiliates (other than an AdColony Company) on the supply of an AdColony Company, and (III) any new joint product integrations between Purchaser and its Affiliates (other than the AdColony Companies) and the AdColony Companies, such as “Single Tap” or notifications); less cost of goods sold, all as determined on a combined basis in accordance with IFRS and based on the line items described on Schedule 1.2(c)(v)(i) and consistent with the calculation of Net Revenue for the one-month period ended January 31, 2021 as set forth on Schedule 1.2(c)(v)(ii) with appropriate intercompany eliminations for transactions between the AdColony Companies, provided that, in the event there is a conflict between IFRS and the line items and calculations set forth on Schedule 1.2(c)(v)(i) or Schedule 1.2(c)(v)(ii), the line items and calculations set forth on Schedule 1.2(c)(v)(i) and Schedule 1.2(c)(v)(ii) shall control; provided, however, to the extent that Net Revenues of the Ad Colony Companies associated with or related to the commercial arrangement or relationship between the Persons listed on Schedule 1.2(c)(v)(iii) and the applicable AdColony Companies during the Earn-Out Period exceeds 15.5% of the total Net Revenue for the Earn-Out Period, such excess shall be disregarded when calculating Net Revenue for purposes of calculating the Earn-Out Payment Amount; and (B) “Earn-Out Period” means the twelve (12) month period ending on December 31, 2021.

(vi) Notwithstanding anything in this Agreement to the contrary (and without limiting any other rights or remedies available to the Seller), in the event any of the events or circumstances in clauses “(A)” through “(D)” of this sentence occurs during the Earn-Out Period (such events or circumstances, “Default Events”), for purposes of calculating the Earn-Out Payment Amount in accordance with Section 1.2(c)(i), the amount of Net Revenues for the Earn-Out Period shall be an amount equal to the greater of (i) the actual amount of Net Revenues for the Earn-Out Period, and (ii) an amount equal to (A) (I) the aggregate amount of actual Net Revenues for each full month of the Earn-Out Period elapsed prior to the occurrence of a Default Event, divided by (II) the aggregate projected amount of Net Revenues for each full month of the Earn-Out Period elapsed prior to the occurrence of a Default Event (which projections shall be set forth on Schedule 1.2(c)(vi)), multiplied by (B) the Earn-Out Target Amount:
A.(I) the Purchaser Breaches any of its covenants set forth in Section 1.2(c)(iii), (II) such Breach remains uncured for fifteen (15) days following written notice of such Breach being delivered to the Purchaser by the Seller and (III) such Breach impacts in any material respect the ability of the AdColony Companies to generate Net Revenue of at least 100% of the Earn-Out Target Amount;
B.the Purchaser terminates any of the Key Employees without Cause or permits to exist any circumstances that would allow any of the Key Employees to terminate his or her employment for Good Reason (other than with the approval or at the direction of Lars Boilesen or any of his Direct Reports), assuming the employment of such Key Employee can be terminated for Good Reason irrespective of the actual terms of such Key Employee’s employment; or
C.any definitive agreement providing for a Company Sale has been executed or a Company Sale has otherwise been consummated.
1.3Payments at Closing.
a.Closing Payment Amount. On the Closing Date, the Purchaser shall pay to the Seller an aggregate amount in cash equal to (i) the Closing Cash Consideration Amount, minus (ii) the Indebtedness Payoff Amount, minus (iii) the Transaction Expenses Amount, minus (iv) the Closing Bonus Amount, if applicable, plus (v) the Estimated Cash Surplus Amount, if applicable, minus (vi) the Estimated Cash Shortfall Amount, if applicable, plus (vii) the Estimated Working Capital Surplus Amount, if applicable, minus (viii) the Estimated Working Capital Shortfall Amount, if applicable (such net amount, the “Closing Payment Amount”), by wire transfer of immediately available funds in the amounts and to the bank accounts set forth on the Funds Flow.
b.Payment of Indebtedness. On the Closing Date, the Purchaser shall pay, or cause to be paid, on behalf of the Company and its Subsidiaries, the Payoff Amount of each Closing Indebtedness Holder in cash by wire transfer of immediately available funds to the bank accounts of the Closing Indebtedness Holders specified in the Funds Flow.

c.Payment of Transaction Expenses. On the Closing Date, the Purchaser shall pay, or cause to be paid, on behalf of the Company and its Subsidiaries, to each applicable payee set forth in the Funds Flow, its respective portion of the Transaction Expenses Amount in cash by wire transfer of immediately available funds to the bank account of such payee set forth in the Funds Flow.
d.Payment of Closing Bonus Amount. On the Closing Date, the Purchaser shall pay, or cause to be paid, on behalf of the Company and its Subsidiaries, to each applicable payee set forth in the Funds Flow, its respective portion of the Closing Bonus Amount in cash by wire transfer of immediately available funds to the bank account of such payee set forth in the Funds Flow.
1.4Payments Following Closing.
a.Second Cash Consideration Amount. On or prior to the 180th day following the Closing Date (the date of the payments described in this Section 1.4(a), the “Second Payment Date”), the Purchaser shall pay: (i) to the Seller, an amount equal to (A) the Second Cash Consideration Amount, less (B) the aggregate amount of all Transaction-Related Bonuses payable on or promptly following the Second Payment Date (such amount, the “Second Bonus Amount”); and (ii) to each Specified Individual entitled to receive a Transaction-Related Bonus on or promptly following the Second Payment Date, the portion of the Second Bonus Amount payable to such Specified Individual, in each case of subsections “(i)” and “(ii),” in cash by wire transfer of immediately available funds in accordance with the wire instructions provided by Seller.
b.Earn-Out Payment Amount. Within three (3) Business Days following the final determination of the Earn-Out Payment Amount in accordance with Section 1.2(c) (the date of the payments described in this Section 1.4(b), the “Earn-Out Payment Amount Date”), Purchaser shall pay: (i) to the Seller, (A) the Earn-Out Payment Amount, less (B) the aggregate amount of all Transaction-Related Bonuses payable on or promptly following the Earn-Out Payment Amount Date (such amount, the “Earn-Out Bonus Amount”); and (ii) to each Specified Individual entitled to receive a Transaction-Related Bonus on or promptly following the Earn-Out Payment Amount Date, the portion of the Earn-Out Bonus Amount payable to such Specified Individual, in each case of subsections “(i)” and “(ii),” in cash by wire transfer of immediately available funds in accordance with the wire instructions provided by Seller.
1.5Purchase Price Adjustment.
a.Pre-Closing Adjustments. No later than two (2) Business Days prior to the Closing Date, the Seller shall prepare and deliver to the Purchaser a certificate (the “Pre-Closing Statement”) setting forth the Seller’s good faith estimate (as of the Closing Date) of (A) the Indebtedness Payoff Amount to be paid pursuant to Section 1.3(b) (the “Estimated Indebtedness Amount”), (B) the Transaction Expenses Amount to be paid pursuant to Section 1.3(c) (the “Estimated Transaction Expenses Amount”), (C) the Closing Bonus Amount to be paid pursuant to Section 1.3(d) (the “Estimated Closing Bonus Amount”), (D) the Cash Amount (the “Estimated Cash Amount”), (E) the Estimated Cash Shortfall Amount, if applicable, (F) the

Estimated Cash Surplus Amount, if applicable, (G) the Working Capital Amount (the “Estimated Working Capital Amount”), (H) the Estimated Working Capital Surplus Amount, if applicable, (I) the Estimated Working Capital Shortfall Amount, if applicable and (J) the Closing Payment Amount payable to the Seller at the Closing pursuant to Section 1.3(a). The Pre-Closing Statement shall be accompanied by reasonable supporting details for each of the amounts specified in the immediately preceding sentence, and a funds flow statement setting forth the payees of all amounts required to be paid by the Purchaser at Closing pursuant to Sections 1.3, together with wire instructions for each such payee (such funds flow statement is referred to as the “Funds Flow”). The Seller shall consider in good faith any comments to the Pre-Closing Statement provided by Purchaser or Seller, including with respect to the calculations of the amounts set forth therein; provided, however, in no event shall the Closing be delayed as a result of any disagreement between the Seller and the Purchaser with respect to the Pre-Closing Statement.
b.Post-Closing Adjustments.
i.No later than ninety (90) days after the Closing Date, the Purchaser shall prepare and deliver to the Seller a statement (the “Post-Closing Statement”) setting forth the Purchaser’s good faith calculation (as of the Closing Date) of (A) the Indebtedness Payoff Amount (the “Final Indebtedness Amount”), (B) the Transaction Expenses Amount (the “Final Transaction Expenses Amount”), (C) the Closing Bonus Amount (the “Final Closing Bonus Amount”), (D) the Cash Amount (the “Final Cash Amount”), (E) the Final Cash Shortfall Amount, if applicable, (F) the Final Cash Surplus Amount, if applicable, (G) the Working Capital Amount (the “Final Working Capital Amount”), (H) the Final Working Capital Surplus Amount, if applicable, (I) the Final Working Capital Shortfall Amount, if applicable, and (J) the Closing Payment Amount (the “Final Closing Payment Amount”). Each of the foregoing calculations shall be accompanied by reasonable supporting detail therefor. During the period commencing on the date the Post-Closing Statement is delivered to the Seller and ending sixty (60) days thereafter (the “Review Period”), the Purchaser shall provide the Seller with reasonable access during normal business hours with at least forty-eight (48) hours prior written notice to any books, records, working papers, documents, data, personnel and Representatives of the Company and its Subsidiaries as Seller reasonably deems relevant for its review of the Post-Closing Statement.
ii.During the Review Period, the Seller may provide written notice to the Purchaser disputing all or any part of the Final Indebtedness Amount, the Final Transaction Expenses Amount, the Final Closing Bonus Amount, the Final Cash Amount, the Final Cash Shortfall Amount, if applicable, the Final Cash Surplus Amount, if applicable, the Final Working Capital Amount, the Final Working Capital Surplus Amount, if applicable, the Final Working Capital Shortfall Amount, if applicable, and the Final Closing Payment Amount, specifying in reasonable detail those items that the Seller disputes (the disputed items to which the Seller objects are referred to herein as the “Disputed Amounts” and the Seller’s objection notice is referred to herein as the “Objection Notice”). If the Seller does not provide an Objection Notice with respect to any amounts set forth in the Post-Closing Statement prior to the expiration of the Review Period, any such amounts not so objected to shall be final, binding, non-appealable, and conclusive on the Parties.
iii.If the Seller delivers an Objection Notice to the Purchaser prior to the expiration of the Review Period, then the Seller and the Purchaser shall negotiate in good faith to resolve the Disputed Amounts for twenty (20) days following the Purchaser’s receipt of the Objection Notice (or such longer period as may be agreed to in writing by the Purchaser and the Seller, the “Negotiation Period”). If, during the Negotiation Period, the Seller and the Purchaser are able to resolve any Disputed Amounts, then such agreed-upon amounts shall be set forth in a writing executed by the Purchaser and the Seller and shall become final, binding, non-appealable, and conclusive on the Parties.
iv.If a final resolution is not obtained within the Negotiation Period, the Purchaser and the Seller shall engage, for the benefit of both the Purchaser and the Seller, KPMG US LLP, but if KPMG US LLP does not accept such engagement, such other nationally recognized public accounting firm agreed between the Purchaser and Seller (the “Independent Accountant”) to resolve any remaining Disputed Amounts. If the Independent Accountant is retained, then (A) the Purchaser and the Seller shall each submit to the Independent Accountant in writing, not later than twenty (20) days after the Independent Accountant is engaged, their respective positions with respect to the Disputed Amounts, together with such supporting documentation as they deem necessary or as the Independent Accountant requests, and (B) the Independent Accountant shall, within thirty (30) days after receiving the positions of both the Seller and the Purchaser and all supplementary supporting documentation requested by the Independent Accountant (or such longer period as may be requested by the Independent Accountant and as agreed to by the Purchaser and the Seller), render its decision as to the Disputed Amounts in a written report, which decision shall be final, binding, nonappealable, and conclusive on the Parties. Neither the Purchaser nor the Seller shall have or conduct any communication, either written or oral, with the Independent Accountant without the other Party either being present (or having waived or declined its right to be present) or receiving a concurrent copy of any written communication. The Purchaser and the Seller, and their respective Representatives, shall cooperate fully with the Independent Accountant during its engagement and respond on a timely basis to all requests for information or access to documents or personnel made by the Independent Accountant, all with the intent to fairly and in good faith resolve all Disputed Amounts as promptly as reasonably practicable. The Parties shall be entitled to have a judgment entered on such written report in any court of competent jurisdiction. In resolving any disputed item, the Independent Accountant (w) may not assign a value to any particular item greater than the greatest value for such item claimed by either the Purchaser or the Seller, or less than the lowest value for such item claimed by either the Purchaser or the Seller, in each case, as presented to the Independent Accountant, (x) shall be bound by the principles set forth in this Agreement, (y) shall act as an expert and not as an arbitrator, and (z) shall limit its review to matters specifically set forth in the Objection Notice. The fees and expenses of the Independent Accountant shall be paid by the Party whose estimate of the Disputed Amounts is furthest from the Independent Accountant’s calculation of the Disputed Amounts (in addition to any costs and expenses pursuant to Section 11.11).

v.The final and binding amounts of the Indebtedness Payoff Amount, the Transaction Expenses Amount, the Closing Bonus Amount, the Cash Amount, and the Working Capital Amount, as finally determined in accordance with this Section 1.5, shall be the “Actual Indebtedness Amount,” the “Actual Transaction Expenses Amount,” the “Actual Closing Bonus Amount,” the “Actual Cash Amount,” and the “Actual Working Capital Amount,” respectively.
vi.For purposes of this Agreement, the “Adjustment Amount” means an amount (which may be a negative number) equal to the sum of (A) the Estimated Indebtedness Amount minus the Actual Indebtedness Amount, plus (B) the Estimated Transaction Expenses Amount minus the Actual Transaction Expenses Amount, plus (C) the Estimated Closing Bonus Amount minus the Actual Closing Bonus Amount, plus (D) the Actual Cash Amount minus the Estimated Cash Amount, plus (E) the Actual Working Capital Amount minus the Estimated Working Capital Amount.
vii.If the Adjustment Amount is a positive number, then promptly (but in any event within three (3) Business Days) after the date on which such amount is finally determined in accordance with this Section 1.5, the Purchaser shall pay or cause to be paid to the Seller an amount in cash equal to the Adjustment Amount, by wire transfer of immediately available funds. Upon receipt (if any) by the Seller of the Adjustment Amount, the Purchaser shall have no further liability arising out of payment of the Adjustment Amount to the holders of Securities of the Seller. If the Adjustment Amount is a negative number, then promptly (but in any event within three (3) Business Days) after the date on which such amount is finally determined in accordance with this Section 1.5 the Seller shall pay or cause to be paid to the Purchaser an amount in cash equal to the absolute value of the Adjustment Amount, by wire transfer of immediately available funds. The Purchaser shall also be entitled to offset an amount equal to the absolute value of the Adjustment Amount against the Second Cash Consideration Amount and the Earn-Out Payment Amount (if any).
1.6R&W Insurance.
a.On or before the Closing, the Purchaser shall obtain the R&W Insurance, provided that, the R&W Insurance can be obtained on commercially reasonable terms. The costs and expenses related to the R&W Insurance, including the total premium, underwriting fees and costs, brokerage commissions, and other fees and expenses of such R&W Insurance shall not exceed $800,000 in the aggregate, and shall be borne 50% by the Purchaser and 50% by the Seller (and such amount borne by the Seller shall be considered to be a part of the Transaction Expenses under this Agreement).
b. The Purchaser acknowledges and agrees that the R&W Insurance shall at all times provide: (a) for a coverage amount of at least $15,000,000; (b) that the insurer shall have no, and shall waive and not pursue, directly or indirectly, any and all, subrogation rights against the Seller, its direct or indirect equityholders or any of their Affiliates or any of the foregoing’s Representatives, and the Seller shall be a third party beneficiary of such waiver and (c) that the insurer expressly agrees that the Purchaser and its Affiliates shall have no obligation to pursue any claim covered by the R&W Insurance against the Company, the Seller or any of their direct or indirect equityholders or any of their Affiliates in connection with any Loss related thereto.
c.This Section 1.6 is both a covenant to be performed prior to the Closing and after the Closing.
ARTICLE 2
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
In order to induce the Purchaser to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby, the Seller and the Company make the following representations and warranties to the Purchaser, subject to the qualifications and exceptions set forth on the Disclosure Schedule delivered to the Purchaser pursuant to this Agreement, as of the date hereof and as of the Closing Date:
2.1Organization and Qualification.
a.The Company and each of its Subsidiaries is a corporation duly formed, validly existing, and in good standing under the Laws of the jurisdiction of its formation with corporate power and authority to carry on the Business as it is now being conducted, to own, operate, and lease its properties and assets, and to perform all of its obligations under each Material Contract by which it is bound, except where the failure of the Company or any of its Subsidiaries to satisfy any of the foregoing would not have a Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in the jurisdictions where the nature of the Business or the ownership, leasing, or use of its assets and properties requires such qualification, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect.
b.Except as set forth on Section 2.1(a) of the Disclosure Schedule, the Company has delivered or made available to the Purchaser copies of the Organizational Documents of the Company, and each of the Subsidiaries, and all such copies are true, correct, and complete.
c.Section 2.1(c) of the Disclosure Schedule contains a true, correct, and complete list of the current directors, managers, and officers of the Company and its Subsidiaries.
d.Section 2.1(d) of the Disclosure Schedule lists the Subsidiaries that are not conducting active business operations and are in the process of being wound up.
2.2Authorization; Enforceability. The Company has the requisite, absolute, and unrestricted right, power, and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations under this Agreement and the other Transaction Documents to which it is a party, and to consummate the transactions contemplated by and in accordance with the terms of this Agreement and the other Transaction Documents to which it is a party, and such actions have been duly authorized by all necessary organizational action of the Company. This Agreement has been duly executed and delivered by the Company, and the other Transaction Documents to which the Company is a party have been, or will at the Closing be, duly executed and delivered by the Company, and this Agreement constitutes, and the other Transaction Documents to be entered into by the Company will constitute when entered into, the legal, valid, and binding obligation of the Company enforceable against it in accordance with its respective terms, except as such enforceability may be limited by the General Enforceability Exceptions.
2.3Capitalization; Subsidiaries.
a.The Seller is the holder of record and beneficial owner of, and holds good and marketable title to, one hundred percent (100%) of the outstanding Company Securities, and such Company Securities will, as of the Closing, be free and clear of any and all Taxes or Liens (other than restrictions under the Securities Act or applicable state securities Law and Liens created by the Purchaser’s, its Affiliates’ or their respective Representatives’ acts). All of the outstanding Company Securities have been duly authorized and are validly issued, fully paid, and non-assessable, free and clear of all Liens, and have been issued in compliance with applicable Law. Except for the Company Securities, the Company does not have any Securities issued or outstanding. No Company Securities are subject to, or have been issued in violation of, preemptive or similar rights. All issuances, sales, or repurchases by the Company of its Securities have been effected in compliance with all applicable foreign, federal and state securities Laws. To the Knowledge of the Company, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting Securities of the Company.
b.Except as set forth on Section 2.3(b) of the Disclosure Schedule, there are no authorized or outstanding subscriptions, Options, rights (conversion, preemptive, or otherwise), warrants, calls, convertible securities, or commitments or any other arrangements or agreements of any nature whatsoever to which the Company is a party requiring the issuance, conversion, registration, voting, sale, or transfer of any Securities of the Company, or any synthetic equity, including, phantom stock, profits participation, or stock appreciation rights or any securities convertible, directly or indirectly, into Securities of the Company, or evidencing the right to subscribe for any Securities of the Company, or giving any Person (other than the Purchaser) any rights with respect to any Securities of the Company.
c.Section 2.3(c) of the Disclosure Schedule sets forth a list of each of the Subsidiaries of the Company. Other than the Subsidiaries listed on Section 2.3(c) of the Disclosure Schedule, the Company does not, directly or indirectly, own, or have an obligation to acquire, any Securities in any other Person. No Person other than the Company or one of its Subsidiaries is the holder of record and beneficial owner of all of the outstanding Securities of each of the Subsidiaries of the Company. The Company or one of its Subsidiaries holds good and marketable title to, all outstanding Securities of the Subsidiaries of the Company, and such Securities will, as of the Closing, be free and clear of any and all Taxes or Liens (other than restrictions under the Securities Act or applicable securities Law). All of such Securities have been duly authorized and are validly issued, fully paid, and non-assessable, free and clear of all Liens, and have been issued in compliance with applicable Law. No Securities of the Subsidiaries of the Company are subject to, or have been issued in violation of, preemptive or similar rights. All issuances, sales, or repurchases by each of the Subsidiaries of the Company of its Securities have been effected in compliance with all applicable foreign, federal and state securities Laws. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting Securities of the Subsidiaries of the Company.
d.Except as set forth on Section 2.3(d) of the Disclosure Schedule, There are no authorized or outstanding subscriptions, Options, rights (conversion, preemptive, or otherwise), warrants, calls, convertible securities, or commitments or any other arrangements or agreements of any nature whatsoever to which the Company or any of its Subsidiaries is a party requiring the issuance, conversion, registration, voting, sale, or transfer of any Securities of any of the Subsidiaries of the Company, or any synthetic equity, including, phantom stock, profits participation, or stock appreciation rights or any securities convertible, directly or indirectly, into any Securities of the Subsidiaries of the Company, or evidencing the right to subscribe for any Securities of the Subsidiaries of the Company, or giving any Person any rights with respect to any Securities of the Subsidiaries of the Company.
2.4No Violation.    Except as set forth on Section 2.4 of the Disclosure Schedule and subject to the receipt of the consents and to the filing of notices in each case, as contemplated by this Agreement (including Section 2.5) neither the execution and delivery of this Agreement or the other Transaction Documents to which the Company is a party, nor the performance by the Company of its obligations hereunder or thereunder, or the consummation of the transactions contemplated hereby or thereby will (with or without the passage of time or the giving of notice) (a) violate, conflict with, or constitute a default under, the Organizational Documents of the Company or any of its Subsidiaries, (b) violate, conflict with, or result in a Breach of, constitute a default under, give rise to any right of termination, modification, foreclosure, cancellation or acceleration under any of the terms, conditions or provisions of any Contract, or result in the creation or imposition of any Lien on the Company Securities, the Company or any of its Subsidiaries, or any of their respective assets, or (c) conflict with or violate any Laws applicable to the Company or any of its Subsidiaries or any of the Permits held by the Company or any of its Subsidiaries, or give any Authority the right to revoke, withdraw, suspend, cancel, terminate, or modify any such Permit, except in each case of clauses “(a)” through “(c)” where the violation, conflict, Breach, default, termination, modification, foreclosure, cancellation, acceleration or Lien has not had and would not have a Material Adverse Effect.
2.5Consents.
a.Except as set forth on Section 2.5(a) of the Disclosure Schedule, neither the execution and delivery of this Agreement or the other Transaction Documents to which the Company is a party, nor the performance by the Company of its obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby will (with or without the passage of time or the giving of notice) require any notice or consent (collectively, the “Third Party Consents”) under any of the terms, conditions, or provisions of any Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective assets is bound, except where the failure to provide such notice or obtain such consent has not had and would not have a Material Adverse Effect.

b.Except for (i) the consents required pursuant to the Permits held by the Company or any of its Subsidiaries and listed on Section 2.5(b) of the Disclosure Schedule, (ii) any other filings listed on Section 2.5(b) of the Disclosure Schedule, and (iii) any filings, notifications, consents, authorizations, approvals, clearances, or waiting period expirations or terminations that may be required under the HSR Act or any other Antitrust Law, no consent of, permit, or exemption from, or notification, declaration, filing, or registration to or with, any Person or Authority (collectively, the “Governmental Consents”) is required to be made or obtained by the Company or any of its Subsidiaries in connection with the execution, delivery, and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, which, if not made or obtained, (A) would result in a material violation of any Law or Permit, (B) would result in a Material Adverse Effect, or (C) would prohibit the consummation of the transactions contemplated hereby and thereby.
2.6Financial Statements.
a.Attached hereto as Section 2.6(a) of the Disclosure Schedule are true, correct, and complete copies of the (i) unaudited consolidated balance sheets of the Company as of December 31, 2017, December 31, 2018 and December 31, 2019 (the “Balance Sheets”), and the related unaudited consolidated statements of income, shareholders’ equity, and cash flows of the Company for the fiscal years ended December 31, 2017, December 31, 2018, and December 31, 2019 (collectively, with the Balance Sheets, the “Annual Financial Statements”), and (ii) unaudited consolidated balance sheet of the Company as of December 31, 2020 (the “Latest Balance Sheet” and such date, the “Latest Balance Sheet Date”), and the related unaudited consolidated statements of income, shareholders’ equity, and cash flows of the Company for the twelve (12) months ended December 31, 2020 (collectively, with the Latest Balance Sheet, the “Interim Financial Statements”, and together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements have been based upon and are consistent with the information contained in the Company’s books and records. The Financial Statements fairly present the consolidated financial condition of the Company, as of the dates thereof, and the cash flows and results of operations of the Company, for the periods related thereto, in all material respects and have been prepared in accordance with IFRS in a manner consistent with the past practice of the Company, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes.
b.The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain accountability for assets and (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization.
2.7Accounts Receivable.    All accounts receivable of the Company and its Subsidiaries that are reflected on the Latest Balance Sheet and the accounts receivable arising after the Latest Balance Sheet Date (collectively, the “Company Accounts Receivable”) represent or will represent at Closing valid obligations arising from sales actually made or services actually performed by the Company and its Subsidiaries in the Ordinary Course of Business and are current and, to the Knowledge of the Company, collectible net of the reserves therefor shown on the Financial Statements (which reserves are adequate and consistent with the past practice of the Company). To the Knowledge of the Company, there is no contest, claim, or right of set-off, other than in the Ordinary Course of Business, with respect to any Company Account Receivable relating to such Company Account Receivable, subject to the reserves therefor shown on the Financial Statements.
2.8Absence of Undisclosed Liabilities. The Financial Statements reflect all liabilities of the Company and its Subsidiaries as of the dates thereof required to be disclosed or reflected in accordance with IFRS. Neither the Company nor any of its Subsidiaries has any material liability (and to the Knowledge of the Company there is no present basis for any claim against the Company or any of its Subsidiaries giving rise to any such liability) of the type required to be included in the “liabilities” column of a balance sheet of the Company prepared in accordance with IFRS, except for liabilities (a) that are accrued for or reserved against in the Latest Balance Sheet, (b) that have arisen since the date of the Latest Balance Sheet in the Ordinary Course of Business, (c) that constitute Transaction Expenses or (d) that are otherwise disclosed on Section 2.8 of the Disclosure Schedule, in each case, none of which results from, arises out of, relates to, or was caused by any Breach of Contract, tort, or violation of Law.
2.9Absence of Certain Changes. Since the Latest Balance Sheet Date through the date of this Agreement, other than those transactions contemplated by this Agreement and except as set forth on Section 2.9 of the Disclosure Schedule, there has not been with respect to the Business or the Company or any of its Subsidiaries, any:
a.Material Adverse Effect;
b.amendment to any Organizational Documents of the Company or any of its Subsidiaries, except amendments to the Organizational Documents of: (i) Advine Mobile Advertising Proprietary Limited in connection with the winding up of such entity and (ii) AdColony Ireland Ltd. and AdColony Holdings Ireland Ltd. in connection with the merger of such entities;
c.damage, destruction or loss, whether covered by insurance or not, having a cost in excess of $1,250,000;
d.declaration, setting aside, or payment of any dividend or distribution (whether in cash, stock, limited liability company interests or property) in respect of any Securities of the Company or any of its Subsidiaries, or any redemption or other acquisition of such Securities;
e.other than in the Ordinary Course of Business, entry into, amendment, termination, or waiver of any material right under any Benefit Plan or employment, severance or termination agreement with any officer, employee, director, independent contractor, or consultant of the Company or any of its Subsidiaries;
f.other than in the Ordinary Course of Business, increase in the compensation or benefits (including severance or termination payments) payable, or to become payable, by the Company or any of its Subsidiaries to any of their respective officers, employees, directors, independent contractors or consultants or any adoption of, or increase in, any bonus, equity, severance, insurance, pension, or other Benefit Plan, payment or arrangement made to, for or with any such officers, employees, directors, independent contractors or consultants, except for any adoptions, payments or increases which occurred in the Ordinary Course of Business for any such employees, directors, independent contractors or consultants;
g.entry into any Contract not in the Ordinary Course of Business;
h.amendment, termination, or waiver of any material right under any Material Contract, except for amendments, terminations, or waivers that occurred in the Ordinary Course of Business;
i.except as required by IFRS or to the extent not having a material impact on the Company’s financial condition or results of operations, change in accounting policies, principles, or methodologies or in the manner the Company keeps its books and records or any change by the Company of its current practices with regard to accounting for sales, receivables, payables, or accrued expenses (including any change in depreciation or amortization policies or rates);
j.entry into any synthetic lease or similar arrangement or any off-balance sheet financing arrangement;
k.incurrence of any capital expenditure or commitment for additions to property and equipment or intangible capital assets in excess of $250,000, individually, or $1,250,000 in the aggregate, other than in the Ordinary Course of Business;
l.other than with respect to this Agreement, sale, assignment, transfer, lease, license, or other disposition of, or agreement to sell, assign, transfer, lease, license, or otherwise dispose of, any asset or property having a value in excess of $250,000 individually, or $1,250,000 in the aggregate, other than in the Ordinary Course of Business;
m.failure to pay and discharge current liabilities or agree with any party to extend the payment of any current liabilities, other than in the Ordinary Course of Business;
n.cancellation of any material Indebtedness;
o.adoption or revocation of any material Tax election, adoption or change of any material Tax accounting method, settlement or compromise of any Tax claim or assessment, amendment of any Tax Return, or extension or waiver of any statute of limitation in respect of Taxes; or

p.entry into any Contract to consummate any of the foregoing.
2.10Material Contracts.
a.Except as set forth on Section 2.10(a) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any written or oral (in each case, to the extent still in effect):
i.Contract relating to the borrowing of money (whether incurred, assumed, guaranteed or secured by any asset) or the mortgaging, pledging, or otherwise placing a Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries involving an amount in excess of $250,000;
ii.guarantee of Indebtedness in excess of $250,000;
iii.Contract under which the Company or any of its Subsidiaries, individually or in the aggregate, has advanced or loaned any Person amounts involving an amount in excess of $250,000 individually, or $1,250,000 in the aggregate;
iv.Contract pursuant to which the Company or any of its Subsidiaries is a lessor or lessee of any real property or Tangible Personal Property, in each case requiring payments by the Company or any of its Subsidiaries of more than $250,000 on an annual basis;
v.employment, independent contractor, consulting, sales, or similar Contracts, other than those that are terminable at-will or for convenience on no more than 90 days’ prior notice (other than any Contracts with employees or independent contractors outside the United States of America);
vi.advertising or marketing Contracts or any similar such agreements which provide for annual payments in excess of $100,000;
vii.Contracts (other than purchase orders, insertion orders and similar agreements entered into in the Ordinary Course of Business) for the purchase of any materials, supplies, goods, products, services, or equipment or licensing of rights that requires an annual expenditure by the Company or any of its Subsidiaries, individually of more than $250,000 or in the aggregate of more than $1,250,000 that cannot be terminated on not more than ninety (90) days’ prior notice without payment of any penalty or other amount;
viii.equity-based partnership, joint venture, or other similar agreement or arrangement with any Persons;
ix.Contracts containing covenants regarding exclusivity, non-competition, non-solicitation, or other restrictions prohibiting the Company or any of its Subsidiaries from engaging in any line of business or freely conducting its business or competing anywhere in the world;

x.Contracts (other than those related to employment or severance which, if required to be disclosed, are covered by Section 2.10(a)(v) or Section 2.10(a)(xi)) between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any Representative of the Seller or the Company or any entity in which any Immediate Family Member of any such Person owns a controlling interest;
xi.Contracts providing for severance, retention, change of control, or other similar payments or any compensation arising or accelerating as a result of the consummation of the transactions contemplated by this Agreement or any other transactions; or
xii.Contracts with any Material Customer or any Material Publisher.
b.Each Contract set forth on, or required to be set forth on, Section 2.10(a) of the Disclosure Schedule (each, a “Material Contract”) is in full force and effect, and is valid and enforceable by and against the Company and its Subsidiaries party thereto in accordance with its respective terms, subject to the General Enforceability Exceptions. Each of the Company and its Subsidiaries, as applicable, has performed in all material respects all obligations required to be performed by it and is not in receipt of any written claim of default or Breach under any Material Contract to which it is a party (including all warranty obligations or otherwise). No event has occurred which with the passage of time or the giving of notice or both would result in a default, Breach, or event of non-compliance under any Material Contract to which the Company or any of its Subsidiaries is subject (including all restrictive covenants, warranty obligations, or otherwise). To the Knowledge of the Company, each counterparty to any such Material Contract has performed in all material respects all obligations required to be performed by it and is not in default under or in Breach of nor in receipt of any written claim of default or Breach under any such Material Contract.
c.The Company is not a party to any Government Contract.
d.The Company has delivered or made available to the Purchaser true, correct, and complete copies of all the Material Contracts.
2.11Title and Related Matters.
a.Except as set forth in Section 2.11(a) of the Disclosure Schedule, the Company and its Subsidiaries has good and marketable title to all real and personal tangible property and other tangible assets reflected in the Financial Statements or acquired after the Financial Statement Date, free and clear of all Liens, except as reflected in the Financial Statements and Permitted Liens.
b.Except for ordinary wear and tear, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property (“Tangible Personal Property”) owned by the Company and its Subsidiaries are in good operating condition and repair, and none of such Tangible Personal Property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

c.The Tangible Personal Property currently owned or leased by the Company and its Subsidiaries, together with all other properties and assets of the Company and its Subsidiaries (including Contracts and Permits, along with the employees and independent contractors of the Company and its Subsidiaries), are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the Tangible Personal Property, necessary to conduct the business as currently conducted.
2.12Real Property. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. Section 2.12 of the Disclosure Schedule contains a true and complete list of all leases, subleases and occupancy agreements, together with any amendments thereto, under which the Company or any of its Subsidiaries is required to make payments of more than $250,000 on an annual basis (the “Real Property Leases”), with respect to all real property leased, subleased or otherwise used or occupied by the Company and its Subsidiaries and exceeding the threshold set forth above (the “Real Property”).  The Real Property Leases are in full force and effect, and the Company and its Subsidiaries hold a valid and existing leasehold interest under each such Real Property Lease, subject to the application of any bankruptcy or creditor’s rights Laws, and subject to Permitted Liens.  The Company and its Subsidiaries have performed in all material respects all obligations required to be performed by them and are not in receipt of any written claim of default or Breach under any Real Property Lease. No event has occurred which with the passage of time or the giving of notice or both would result in a default, Breach, or event of non-compliance under any Real Property Lease. To the Knowledge of the Company, each counterparty to any such Real Property Lease has performed in all material respects all obligations required to be performed by it and is not in default under or in Breach of nor in receipt of any written claim of default or Breach under any such Real Property Lease. All Real Property, including, all buildings, structures and building systems included thereof, is in good operating condition and repair and is suitable for the conduct of the Company’s business as currently conducted. To the Knowledge of the Company, all improvements (if any) to be constructed on the Real Property pursuant to any Real Property Lease have been completed in accordance with and currently satisfy the terms of such Real Property Lease. Neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy the Real Property or any portion thereof.
2.13Litigation. Except as set forth on Section 2.13 of the Disclosure Schedule, and excluding any Actions or Orders relating to antitrust, merger control, competition or similar Laws, there are (a) no Actions pending involving or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or (b) to the Knowledge of the Company, no Actions pending involving or threatened against any employee, officer, director, or manager, as applicable, of the Company or any of its Subsidiaries, in their capacities as such. Except as set forth on Section 2.13 of the Disclosure Schedule, there are no outstanding Orders of any Authority by which the Company or any of its Subsidiaries or any of their respective assets or properties are bound. Section 2.13 of the Disclosure Schedule set forth a true, correct, and complete list each Order issued against the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective officers or directors in their capacities as such within the three (3) years prior to the date hereof which contained payment obligations in excess of $250,000 on the part of the Company or any of its Subsidiaries or any of their respective officers or directors in their capacities as such.
2.14Tax Matters.
a.Except as set forth on Section 2.14(a) of the Disclosure Schedule, each of the Company and its Subsidiaries has timely filed (taking into account available extensions of time to file) all Tax Returns required to be filed with respect to the Business or the Company or any of its Subsidiaries on or before the Closing Date with the appropriate Taxing Authority. Each such Tax Return was prepared in substantial compliance with applicable Law and is true, correct, and complete in all material respects. Except as set forth on Section 2.14(a) of the Disclosure Schedule, each of the Company and its Subsidiaries has timely paid and discharged all Taxes required to be paid by the Company and its Subsidiaries (whether or not shown on any such Tax Return). The Company and its Subsidiaries are not currently the beneficiary of any extension of time, other than automatic extensions of time or extensions of time granted to companies similarly situated to the Company or any of its Subsidiaries pursuant to applicable Laws, within which to file any Tax Return or pay any Tax. Each of the Company and its Subsidiaries has withheld, collected, and paid over to the appropriate Taxing Authority, or is properly holding for such payment, all Taxes required by Law to be withheld or collected.
b.Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or Tax sharing agreement, other than any Ordinary Course Agreement.
c.Neither the Company nor any of its Subsidiaries is (and has not ever been) (i) a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of state, local, or foreign Law), (ii) filing a consolidated federal income Tax Return with any other Person, or (iii) liable for the Taxes of any Person (other than a member of any group whose parent is AdColony Holdings US, Inc. or a member of any group whose parent is the Seller) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or foreign Law, as a transferee or successor, by Contract, or otherwise, in each case, other than under any Ordinary Course Agreement.
d.Neither the Company nor any of its Subsidiaries has been notified that an audit suit, investigation, Claim or assessment for Taxes is pending or in progress, and to the Knowledge of the Company, no such proceeding is threatened with respect to any alleged deficiency in Taxes. No power of attorney or similar authorization of a representative is current in effect with a Taxing Authority for the Company or any of its Subsidiaries. All deficiencies asserted or assessments made as a result of any examinations by any Taxing Authority have been fully paid, and there are no other unpaid deficiencies asserted or assessments made by any Taxing Authority against the Company or any of its Subsidiaries.
e.Neither the Company nor any of its Subsidiaries has (i) waived any statute of limitations in respect of any Taxes, or agreed to any extension of time with respect to any Tax assessment or deficiency, which waiver or extension remains in effect or (ii) executed any closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or any similar provision of state, local, or foreign Law.

f.True, correct, and complete copies of all federal, state, local, and foreign (including provincial) income Tax Returns and all material non-income Tax Returns filed by the Company and its Subsidiaries for taxable periods beginning on or after January 1, 2017, and all examination reports, statements of deficiencies and communications between the Company or any of its Subsidiaries or any of its Representatives and any Taxing Authority relating to Taxes for taxable periods beginning on or after January 1, 2017, have been provided to the Purchaser.
g.Since January 1, 2017, no written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.
h.There are no Liens on any of the assets of the Company or any of its Subsidiaries relating to any Taxes other than Liens for Taxes not yet due and payable.
i.Neither the Company nor any of its Subsidiaries has participated in a reportable transaction subject to Treasury Regulation Section 1.6011-4(a) or any transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a “tax avoidance transaction” and identified by notice, regulation, or other form of published guidance.
j.Neither the Company nor any of its Subsidiaries will be required to include any items of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Law) executed on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) election under Section 108(i) of the Code, (vi) election made under Section 965 of the Code, or (vii) deferred revenue accrued or prepaid amount received on or prior to the Closing Date.
k.Neither the Company nor any of its Subsidiaries has conducted a trade or business through a permanent establishment (within the meaning of an applicable Tax treaty) in, or otherwise taken steps that have exposed, or will expose, it to the taxing jurisdiction of, a country other than the country in which such entity is a tax resident.
l.Each employee and independent contractor of the Company and its Subsidiaries has been properly classified for all purposes under the Code, ERISA, and any applicable Law equivalents.
m.Each of the Company and its Subsidiaries is, and has at all times since formation been, properly classified as a C corporation for U.S. federal (and, where applicable, state and local) income Tax purposes.

n.Neither the Company nor any of its Subsidiaries is, or has been at any time, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.
o.Neither the Company nor any of its Subsidiaries is subject to any limitations under Section 382 of the Code on the use of its net operating loss carryforwards as deductions against taxable income (other than by reason of the transactions contemplated by this Agreement).
p.All transfer pricing rules have been complied with, and each transaction between each of the Company or any of its Subsidiaries or between any Subsidiary and any other Subsidiary in all material respects has occurred on an arms’-length basis in accordance with Section 482 of the Code, or any U.S. state, local, and non-U.S. Law equivalent All documentation required by all relevant transfer pricing laws has been timely prepared.
q.Neither the Company nor any of its Subsidiaries has (i) elected to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”)) pursuant to Section 2302 of the CARES Act or (ii) deferred any payroll tax obligations pursuant to or in connection with IRS Notice 2020-65 and any related or subsequent guidance or any other similar governmental program.
r.The fair market value of the equity of Skyfire does not exceed $300,000. No tax withholding will be required in connection with the Skyfire Spin-Off.
s.Neither the Seller nor the Company makes any representation or warranty or otherwise as to the amount of, or as to the limitations on the use of, in any taxable period (or portion thereof) after the Closing Date, any net operating loss carry forwards, tax credit carryforwards and other similar Tax attributes of the Company or any of its Subsidiaries.
2.15Compliance with Laws; Permits. Each of the Company and its Subsidiaries (a) has all Permits necessary for the conduct of the Business (“Business Permits”), (b) has been within the last three (3) years and is presently in compliance in all material respects with the terms and conditions of the Business Permits and all applicable Laws and Orders and, since January 1, 2019, has not received any written notices alleging that it has failed to hold any such Business Permits. Each such Business Permit is in full force and effect and, to the Knowledge of the Company, no restriction, suspension, or cancellation of any Business Permit is threatened. Each of the Company and its Subsidiaries has been and is presently in compliance in all material respects with the terms and conditions of the Business Permits and, since January 1, 2019, has not received any written notices that it is in violation of any of the terms or conditions of any Business Permits.
2.16Privacy Laws.
a.Except as set forth on Section 2.16(a) of the Disclosure Schedule, each of the Company and its Subsidiaries is conducting and has for the last three (3) years conducted its business in compliance with all applicable Laws governing the privacy, security, confidentiality, or breach of “personal information” (or similar terms such as “personally identifiable information” or “sensitive personal information,” as defined by applicable Laws) (“Personal Information”), and records generated, collected or processed in the course of providing services (including but not limited to the General Data Protection Regulation and the California Consumer Privacy Act) (collectively, the “Privacy Laws”).
b.Except as set forth on Section 2.16(b) of the Disclosure Schedule, for the last three (3) years, there have been no complaints made to the Company or investigations or other inquiries by any Authority or any customer or supplier of the Company with respect to Privacy Laws compliance by the Company or any of its Subsidiaries or any of their respective subcontractors. During the last three (3) years, none of the Company or any of its Subsidiaries or any of its subcontractors has experienced any “breach of security” (or similar terms such as “breach of security of the system”) as defined by any applicable Privacy Law(s).
2.17ERISA.
a.For purposes of this Agreement, “Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not ERISA applies), as well as each other employment, independent contractor, consultant, pension, retirement, profit sharing, savings, deferred compensation, incentive, bonus, performance award, phantom equity, equity compensation, profits interest, fringe benefit, employee assistance, severance or termination, welfare, health, dental, vision, life insurance, disability, Code Section 125 cafeteria, sick pay, vacation, paid time off, retention, change in control, and other similar plan, program, agreement, policy or arrangement, written or unwritten, whether or not subject to ERISA, sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries or ERISA affiliates for the benefit of the employees, former employees, officers, directors, retirees, independent contractors, consultants of the Company or any of its Subsidiaries or ERISA affiliates, or any spouse or dependent of such individuals, or with respect to which the Company or any of its Subsidiaries has any liability, contingent or otherwise.
b.The Company has made available to the Purchaser true, correct, and complete copies of all material Benefit Plans and summary plan descriptions. Each Benefit Plan (and each related trust, insurance contract or fund) is in material compliance with applicable Law (including ERISA and the Code) and has been maintained, administered, funded and operated in all material respects in accordance with its terms and applicable Law. Each Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code (or equivalent applicable Law), has received a favorable determination letter from the Internal Revenue Service or is comprised of a master or prototype plan that has received a favorable opinion letter from the Internal Revenue Service and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Benefit Plan.
c.None of the Company, nor any of its Subsidiaries nor any entity treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 414 of the Code or Section 4001 of ERISA (each an “ERISA Affiliate”) has ever (i) maintained, contributed to or had any liability with respect to any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) that is covered by Title IV of ERISA or subject to Section 412 of the Code or Section 302 of ERISA (or equivalent applicable Law); (ii) contributed to, been obligated to contribute to or had any liability with respect to a multi-employer plan (as described in Section 4001(a)(3) of) or a multiple employer plan (as described in Section 413(c) of the Code) or (iii) contributed to, sponsored, or maintained any multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). No liability under Title IV of ERISA has been incurred by the Company or any of its Subsidiaries or ERISA Affiliates (or may be incurred by reason of any transaction described in Section 4069 of ERISA). No liability, claim, action or litigation, has been made, commenced or, to the Knowledge of the Company, threatened with respect to any Benefit Plan (other than routine claims for benefits payable in the ordinary course, and appeals of denied claims).
d.All premiums, contributions, or other payments required to have been made by Law or under the terms of any Benefit Plan or any Contract relating thereto as of the Closing Date have been timely made within the periods prescribed by ERISA (or equivalent applicable Law) and the Code (or equivalent applicable Law) to each such Benefit Plan in all material respects and all contributions for any period ending on or before the Closing Date which are not yet due have been made to such Benefit Plan or accrued in the books and records of the Company in accordance with the past custom and practice. All reports, returns, and similar documents (including Form 5500 annual reports, summary annual reports and summary plan descriptions) with respect to the Benefit Plans required to be filed with any Authority or distributed to any plan participant have been duly and timely filed or distributed in accordance with the applicable requirements of ERISA, the Code and applicable Law. None of the Company, nor any of its Subsidiaries nor any ERISA Affiliate, nor, to the Knowledge of the Company, any fiduciary of a Benefit Plan, has ever been a participant in a “prohibited transaction” within the meaning of Section 406 of ERISA with respect to any Benefit Plan which was not otherwise exempt pursuant to Section 408 of ERISA (including any individual exemption granted under Section 408(a) of ERISA) or that could result in a material excise tax under the Code or the assessment of a civil penalty under Section 502(i) of ERISA of Section 4975 of the Code to the Company or any of its Subsidiaries. To the Knowledge of the Company, no “fiduciary” (within the meaning of Section 3(21) of ERISA) has any liability for Breach of fiduciary duty under ERISA with respect to the investment or administration of the assets of any Benefit Plan. No Benefit Plan that is an employee welfare benefit plan as described in Section 3(l) of ERISA (whether or not ERISA applies) (a “Welfare Plan”) provides for medical or death benefits with respect to any employee or former employee of the Company or any of its Subsidiaries after termination of employment, except as required by applicable Law. No Welfare Plan is self-insured. None of the Company nor any of its Subsidiaries or ERISA Affiliates has or is reasonably expected to incur or be subject to, any material tax, penalty or other liability that may be imposed under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (or equivalent applicable Law). Each Benefit Plan to which the Company or any of its Subsidiaries or ERISA Affiliates is a party that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code (or equivalent applicable Law) has been administered in all material respects compliance with its terms and the operational and documentary requirements of Code Section 409A (or equivalent applicable Law) and any Internal Revenue Service guidance issued thereunder in all material respects.
e.Except as set forth in Section 2.17(e) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries or ERISA Affiliates, (ii) increase any amount of compensation or benefits otherwise payable to an employee of the Company or any of its Subsidiaries or ERISA Affiliates under any Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to an employee of the Company or any of its Subsidiaries under any Benefit Plan, (iv) require any contributions or payments by the Company or any of its Subsidiaries or ERISA Affiliates to fund any obligations under any Benefit Plan, or (v) result in “excess parachute payments” within the meaning of Section 280G of the Code to employees or independent contractors of the Company or any of its Subsidiaries based solely on payments or benefits under Benefit Plans. Neither the Company nor any of its Subsidiaries has any Contract or other obligation to “gross-up”, indemnify or otherwise reimburse any Person for Taxes under Section 4999 or 409A of the Code.
f.Each Benefit Plan that is governed by the Laws of any jurisdiction other than the United States or provides compensation (other than base compensation or base wages) or benefits to any employee or former employee of any Subsidiaries (or any dependent thereof) who resides outside of the United States (each a “Foreign Benefit Plan”): (i) has been maintained, funded and administered in material compliance with applicable Laws and the requirements of such Foreign Benefit Plan’s governing documents and any applicable collective bargaining agreements, and (ii) all contributions to such Foreign Benefit Plan have been timely paid or made in accordance with the requirements of applicable Law or, to the extent not yet due, properly accrued on the Latest Balance Sheet in accordance with IFRS. No Foreign Benefit Plan has any unfunded or underfunded liabilities not accurately accrued in accordance with IFRS.
2.18Employees and Related Matters.
a.Each Person who is an employee or independent contractor that provides services to or otherwise supports the Business of the Company is an employee of or independent contractor engaged by the Company or one of its Subsidiaries. Section 2.18(a) of the Disclosure Schedule sets forth a true, correct, and complete anonymized list of all employees of the Company and its Subsidiaries, along with the hiring date, work location, job title, hourly or salary rate of compensation (as applicable) (and identifying bonuses target, commission targets, incentive compensation targets and equity-based compensation targets, if any, separately), classification (i.e. exempt or non-exempt), identification of the Company and its Subsidiaries which employs such employee, and status (e.g., part-time, full-time, seasonal or temporary) of each such employee and as of the date hereof.
b.Except as disclosed on Section 2.18(b) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has any unsatisfied liability to any previously terminated employee.

c.Except as disclosed on Section 2.18(c) of the Disclosure Schedule and other than with respect to employees outside of the United States of America, no employee of the Company or any of its Subsidiaries or who otherwise supports the Business (i) has an employment agreement (other than an agreement for “at will” employment that does not provide for severance), (ii) has a severance agreement or (iii) to the Knowledge of the Company is in material violation of any term of any patent disclosure agreement, non-competition agreement, or any other restrictive covenant to a third party relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted by the Company or to the use of Trade Secrets or proprietary information of others. The Company has made available to the Purchaser copies of all signed agreements with employees identified in this Section 2.18(c). Except as disclosed on Section 2.18(c) of the Disclosure Schedule and other than with respect to employees located outside the United States of America, each employee of the Company and its Subsidiaries is employed on an at-will basis.
d.Section 2.18(d) of the Disclosure Schedule sets forth (i) all employees holding nonimmigrant H-1B specialty occupation visa/status (or equivalent under applicable Law) and (ii) all employees in other nonimmigrant visa classifications. Each of the Company and its Subsidiaries is now, and has been for the past five (5) years, in compliance in all material respects with all applicable Laws governing immigration and work authorization in the United States and other applicable countries, and maintains a current and valid I-9 Employment Eligibility Verification Form (or equivalent under applicable Law) for each employee of the Company and its Subsidiaries in accordance with applicable Laws.
e.Except as set forth on Section 2.18(e) of the Disclosure Schedule, each of the Company and its Subsidiaries is not now a party to or otherwise bound by any collective bargaining Contract, understanding or other similar agreement with a labor union or labor organization. Each of the Company and its Subsidiaries is not now, and has not for the last three (3) years, the subject of an actual or, to the Knowledge of the Company, threatened (i) labor strike, labor dispute, walkout, work stoppage, slow-down, or lockout, (ii) proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice, (iii) proceeding by which any individual or entity seeks or sought to compel the Company or any of its Subsidiaries to bargain with any labor union or labor organization, (iv) union organizing campaign involving the employees of the Company or any of its Subsidiaries, or (v) litigation relating to employment matters.
f.Except as set forth on Section 2.18(f) of the Disclosure Schedule, (i) each of the Company and its Subsidiaries is, and since December 31, 2017 has been, in compliance in all material respects with all applicable Laws and Orders relating to the employment of workers, and (ii) there are no claims, charges, complaints, or demands made, pending or, to the Knowledge of the Company, threatened to be made, before any Authority, or under any private dispute resolution procedure, with respect to any alleged violation of any such applicable Laws relating to the employment of workers; (iii) none of the employment policies or practices of the Company and its Subsidiaries is currently being audited or investigated or, to the Knowledge of the Company, subject to imminent audit or investigation, by any Authority; and (iv) since December 31, 2017, no employee or independent contractor of the Company and its Subsidiaries or any of their respective Affiliates has made any internal complaint concerning unlawful discrimination, harassment, sexual harassment, or retaliation, failure to provide reasonable accommodation, whistleblowing, failure to properly pay wages or other compensation, unfair labor practices or any other alleged violation of Law concerning employment or labor matters. Without limiting the generality of the foregoing: (y) all employees of the Company and its Subsidiaries and their respective Affiliates classified as exempt under the Fair Labor Standards Act (or equivalent applicable Law) and state and local wage and hour laws (or equivalent applicable Law) are properly classified; and (z) to the extent any independent contractors are used or engaged by the Company or any of its Subsidiaries, the Company has properly treated such individual in accordance with applicable Laws and for purposes of all employee benefit plans and perquisites. Neither the Company nor any of its Subsidiaries nor any of their respective Affiliates is presently, or has ever been, a party to or otherwise bound by any settlement, stipulation, or consent decree with, or citation by, any Authority relating to such applicable Laws.
g.The Company and its Subsidiaries and Affiliates have paid in full to all of their respective employees all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees, and there is no material claim with respect to the payment of wages, salary or overtime that is now pending or, to the Knowledge of the Company, threatened with respect to any current or former employee of the Company or any of its Subsidiaries or Affiliates. All amounts required to be withheld from employees of the Company and its Subsidiaries and Affiliates have been paid to the appropriate Authority.
h.Neither the Company nor any of its Subsidiaries has terminated or announced the termination of any employee because of or in anticipation of the transactions contemplated by this Agreement that would trigger any liability pursuant to the WARN Act or any state equivalent (or any equivalent applicable Law).
i.To the Knowledge of the Company, within the last five (5) years: (i) no allegation of sexual harassment has been made against any current or former employee of the Company or any of its Subsidiaries or Affiliates who is an executive officer of the Company; and (ii) neither the Company nor any of its Subsidiaries or Affiliates has entered into any settlement agreements related to allegations of sexual harassment made by an employee or independent contractor of the Company or any of its Subsidiaries or Affiliates.
j.Except as set forth on Section 2.18(j) of the Disclosure Schedule, to the Knowledge of the Company, none of the executive officers, management employees or key employees of the Company or any of its Subsidiaries has provided written notice to the Company or any of its Subsidiaries that he or she intends to resign or retire in connection with or as a result of the transactions contemplated by this Agreement.
k.Section 2.18(k) of the Disclosure Schedule sets forth a complete list of individuals entitled to Transaction-Related Bonuses.

2.19Intellectual Property.
a.Section 2.19(a) of the Disclosure Schedule sets forth a true, correct, and complete list of all patents, registered copyrights, and registered trademarks that are owned (or purported to be owned) by the Company and its Subsidiaries and are registered with, or for which applications are pending before, the United States Patent and Trademark Office or other similar Authority anywhere in the world (the “Company Registered IP”). The foregoing Intellectual Property and the software owned by third parties that is licensed to the Company and its Subsidiaries and which software is used in the conduct of the operations of the Company and its Subsidiaries (excluding standard, commercially available off-the-shelf software licensed to the Company) is referred to collectively as the “Business Intellectual Property”. All Business Intellectual Property which is owned by the Company and its Subsidiaries (collectively “Owned Business Intellectual Property”) is owned free and clear of all Liens, other than Permitted Liens.
b.Except as set forth on Section 2.19(b) of the Disclosure Schedule, (i) within the six (6) years preceding the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of, or (to the Knowledge of the Company) has been threatened with, a claim, alleging the infringement, misappropriation, or other violation of any Intellectual Property rights of any other Person; (ii) neither the Company nor any of its Subsidiaries has or does presently infringe, misappropriate, or violate any Intellectual Property rights of any other Person; and (iii) the operation of the Business as currently conducted has not infringed, misappropriated, or violated and does not infringe, misappropriate, or violate any Intellectual Property rights of any other Person.  To the Knowledge of the Company, no Business Intellectual Property owned by the Company or any of its Subsidiaries is being infringed, misappropriated, or otherwise violated by any Person in a manner that is material to the Company and its Subsidiaries, taken as a whole, and neither the Company nor any Subsidiary thereof has within the two years preceding the date of this Agreement instituted any Legal Proceeding against any Person alleging any infringement, misappropriation, or other violation of any Owned Business Intellectual Property.
c.All Company Registered IP is currently in compliance with all formal legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications) to the extent necessary to maintain the validity of such Company Registered IP. To the Knowledge of the Company, the Company Registered IP that has been issued by the applicable Authority prior to the date of this Agreement is valid and enforceable. No Company Registered IP is now involved in any opposition, invalidation, or cancellation Legal Proceeding after issuance and, to the Knowledge of the Company as of the date of this Agreement, no such action is threatened in writing with respect to any such Company Registered IP.
d.Section 2.19(d) of the Disclosure Schedule lists all software that is included in the Owned Business Intellectual Property that both (1) is subject to a Limited License (along with the name or other identifier of the Limited License) and (2) forms a part of any product or service offering of the Company or any of its Subsidiaries. A “Limited License” is a Contract granting a license to open source software that, as a condition of use of the open source software, does: (i) prohibit or restrict a Person’s ability to charge a royalty or receive consideration in connection with the sublicensing or distribution of any software, included in the Owned Business Intellectual Property, that is part of the products or services of the Company or any of its Subsidiaries; (ii) require the distribution or making available of source code of any software, included in the Owned Business Intellectual Property, that is part of the products or services of the Company or any of its Subsidiaries; or (iii) require the licensing of any software, included in the Owned Business Intellectual Property, that is part of the products or services of the Company, for the purpose of making derivative works. By way of clarification but not limitation, the term “Limited Licenses” shall include: the GNU General Public License (GPL) or Lesser/Library GPL (LGPL) or Affero General Public License (AGPL). The software listed on Section 2.19(d)of the Disclosure Schedule is hereinafter referred to, collectively, as “Limited License Software.” None of the proprietary portion of the products or services of the Company and its Subsidiaries constituting software is subject to any Limited License as a result of the Company’s inclusion in such products or services of such Limited License Software. To the Knowledge of the Company as of the date of this Agreement, no portion of any Business Intellectual Property included in a product of the Company or its Subsidiaries contains any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” (as those terms are commonly understood in the software industry) or other software routines or hardware components designed to permit unauthorized access or to disable or erase software, hardware, or data without the consent of the relevant licensee or customer of the applicable product or service of the Company or any of its Subsidiaries (“Contaminants”). The Company has taken reasonable steps designed to prevent the introduction of Contaminants into the applicable product or service of the Company and its Subsidiaries.
e.With respect to each Trade Secret owned by the Company and its Subsidiaries that is held as of the date of this Agreement as a trade secret (as defined in the Uniform Trade Secrets Act), the Company has taken precautions reasonable under the circumstances to protect such Trade Secret’s secrecy and confidentiality. No such Trade Secret, to the Knowledge of the Company, has been misused, divulged, or misappropriated by any third Person or used to the material detriment of the Company and its Subsidiaries, taken as a whole.
f.The Company and its Subsidiaries own, or have the right to use, the Business Intellectual Property necessary to operate the Business as currently conducted.
g.Section 2.19(g)(1) of the Disclosure Schedule identifies, as of the date of this Agreement, each Contract under which a third party has granted to the Company or any of its Subsidiaries a license to Business Intellectual Property that is material to and necessary for the conduct of the business of the Company, other than any Incidental License, any Limited License, or any license to standard, commercially available off-the-shelf software licensed to the Company, in each case that such third party owns or has rights to and that the Company or any of its Subsidiaries licenses for use and uses in the conduct of its business. Section 2.19(g)(2) of the Disclosure Schedule identifies, as of the date of this Agreement, each Contract pursuant to which the Company or any of its Subsidiaries has granted to a third party rights under or with respect to any of the Owned Business Intellectual Property other than Incidental Licenses and nonexclusive licenses granted in the Ordinary Course of Business. The Company has made available to the

Purchaser correct and complete copies of all of the Contracts identified in Section 2.19(g)(1) and Schedule 2.19(g)(2) of the Disclosure Schedule. With respect to each of the Contracts identified in Section 2.19(g)(1) of the Disclosure Schedule and (2) Section 2.19(g)(2) of the Disclosure Schedule: (i) the Contract is in full force and effect, and is valid and enforceable by and against the Company and its Subsidiaries in accordance with its respective terms, subject to the General Enforceability Exceptions; and (ii) each of the Company and its Subsidiaries, as applicable, has performed in all material respects all obligations required to be performed by it and as of the date of this Agreement is not in receipt of any written claim of default or Breach under such Contract.
h.Except as set forth on Section 2.19(h) of the Disclosure Schedule, all former and current employees and contractors of the Company and its Subsidiaries, who have developed material Owned Business Intellectual Property in the course of their work for the Company or any of its Subsidiaries, have executed written Contracts with the applicable Company or Subsidiary of the Company that assign to the Company and its Subsidiaries all rights to any assignable Intellectual Property in the inventions, improvements, discoveries or information created by such employee or contractor in the course of performing their work for the Company or its Subsidiary. No employee of the Company or any of its Subsidiaries has, to the Knowledge of the Company, entered into any Contract that requires the employee to transfer, assign, or disclose information concerning his or her work at the Company or any of its Subsidiaries to any Person other than the Company or its Subsidiary. None of the Owned Business Intellectual Property is owned (partly or wholly) by any current or former owners, shareholder, manager, partner, director, executive, officer, or employee of the Company or any of its Subsidiaries, nor does any such Person have any right to royalty payments with respect to such Owned Business Intellectual Property.
i.Set forth on Section 2.19(i) of the Disclosure Schedule are all Internet domain names registered by the Company and its Subsidiaries that are currently used in and material to the Business (the “Domain Names”). The Company is the registrant of all Domain Names set forth on Section 2.19(i) of the Disclosure Schedule. To the Knowledge of the Company, as of the date of this Agreement no action has been taken or is pending to challenge rights to, suspend, cancel or disable any Domain Name, registration therefor or the right of the Company to use a Domain Name.
j.Each of the Company and its Subsidiaries has taken precautions consistent with applicable industry standards and reasonably designed to protect the security (both logical and physical), as applicable, of the computer hardware and other information technology assets owned, licensed, or used in the business of the Company and its Subsidiaries (collectively, “Company IT Assets”) from any unauthorized use, access, or interruption by any other Person. The Company IT Assets constitute all information technology equipment and systems necessary to operate and perform the Business as presently conducted. Each of the Company and its Subsidiaries has implemented, maintains, and uses commercially reasonable back up, security and disaster recovery technology and procedures consistent with applicable regulatory standards and applicable industry standards and practices. The Company IT Assets used in the hosting of the production version of the software products and services of the Company and its Subsidiaries have not materially malfunctioned or failed in any manner that materially and adversely disrupted their commercial availability during the three (3) years prior to the Closing Date.
k.Except as set forth on Section 2.19(k) of the Disclosure Schedule, (1) neither the Company nor any Subsidiary thereof: (i) has disclosed, delivered or licensed, authorized the disclosure, delivery, or license of, or are required to disclose, deliver, or license any software code included in the Owned Business Intellectual Property, that is part of the products or services of the Company or any Subsidiary thereof, in source code form to any escrow agent or other Person, or (ii) has granted or are required to grant any Person any rights, contingent or otherwise, to access or receive any software code included in the Owned Business Intellectual Property, that is part of the products or services of the Company or any Subsidiary thereof, in source code form, in each case except for employees, contractors, and service providers of the Company or any Subsidiary of the Company who are bound by written obligations of non-disclosure and (2) to the Knowledge of the Company as of the date of this Agreement, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or reasonably could be expected to, result in the delivery, license or disclosure of any such source code to any Person except for employees, contractors, and service providers of the Company or any Subsidiary thereof who are bound by written obligations of non-disclosure.
l.No funding, personnel, or facilities of any governmental entity, university, college, hospital or other academic or educational institution or research center (collectively, “Institutions”) were used in the development of any Owned Business Intellectual Property. No Institutions have any rights in or with respect to any Owned Business Intellectual Property, other than nonexclusive license rights.
2.20Environmental Matters. Since January 1, 2019, neither the Company nor any of its Subsidiaries or Affiliates has received any written communication from an Authority that alleges that the Company or any of its Subsidiaries is not in compliance with any Environmental Law. Each of the Company and its Subsidiaries and Affiliates is and for the previous three (3) years has been in compliance in all material respects with all applicable Environmental Laws. Neither the Company nor any of its Subsidiaries or Affiliates has treated, stored, disposed of, arranged for the disposal of, transported, handled, released or exposed any Person to any Hazardous Substance, or owned or operated any property or facility in a manner that has given or would be reasonably expected to give rise to a material liability under any Environmental Law. To the Knowledge of the Company, (i) the Real Property has been operated and maintained in compliance with applicable Environmental Laws and (ii) no Real Property contains any friable or damaged asbestos containing materials that in their present condition must be removed, abated or encapsulated to comply with Environmental Laws.
2.21Dealings with Affiliates. Except as set forth on Section 2.21 of the Disclosure Schedule and other than Contracts with employees, officers or directors of the Company or any of its Subsidiaries, there are no Contracts to which the Company or a Subsidiary thereof is a party, and to which an Affiliate of the Seller (other than the Company or any of its Subsidiaries) is also a party.

2.22Insurance. All of the Policies are in full force and effect and provide for coverage that is usual and customary as to the amount and scope in the Business and pursuant to Contracts to which the Company or any of its Subsidiaries is a party. All premiums with respect to the Policies covering all periods up to and including the Closing Date have been paid or accrued therefor, and no written notice of cancellation or termination is pending or has been received by the Company with respect to any Policy. The Policies will continue in full force and effect following the Closing.
2.23Brokerage and Transaction Based Fees. Except as set forth on Section 2.23 of the Disclosure Schedule, there are no claims (contractual or otherwise) payable by the Company or any Subsidiary thereof for brokerage commissions, finders’ fees, or similar compensation in connection with the transactions contemplated by this Agreement or the other Transaction Documents. There are no obligations for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any agreement made by or on behalf of the Company or any Subsidiary or Affiliate thereof for which Purchaser or the Company or any Subsidiary thereof would be liable following the Closing.
2.24Suppliers and Customers. Section 2.24 of the Disclosure Schedule sets forth (a) an accurate list of the top ten (10) publishing platforms of Company and its Subsidiaries by revenue, taken as a whole for each of the fiscal years ended December 31, 2019 and 2020 (each, a “Material Publisher”) and (b) an accurate list of the top ten (10) customers by revenue of the Company and its Subsidiaries taken as a whole for each of the fiscal years ended December 31, 2019 and 2020 (each, a “Material Customer”). As of the date of this Agreement, no Material Publisher or Material Customer has canceled or otherwise terminated, or threatened in writing to cancel or otherwise terminate, its relationship with the Company. To the Knowledge of the Company, as of the date of this Agreement, no Material Customer has indicated that it intends to materially reduce the level of business it does with the Company or any of its Subsidiaries or materially amend, terminate or not renew any Contract it has with the Company or any of its Subsidiaries.
2.25Improper and Other Payments. Except as set forth on Section 2.25 of the Disclosure Schedule, (a) none of the Company, nor any Subsidiary thereof, nor any director or officer thereof, nor, to the Knowledge of the Company, any Representative of the Company nor any Person acting on behalf of any of them, has made, paid, or received any unlawful bribes, kickbacks, or other similar payments to or from any Person or Authority, (b) no contributions have been made, directly or indirectly, by the Company or any Subsidiary thereof, or any Affiliate, director, officer, or key employee thereof or any of its Representatives, in each case acting on behalf of the Company, to a domestic or foreign political party or candidate for the purpose of influencing any official act or decision, and (c) no improper foreign payment (as defined in the Foreign Corrupt Practices Act) has been made.
2.26Shareholder Vote. The only vote of holders of Securities of the Seller applicable to the consummation of the transactions contemplated hereby is the approval of this Agreement and the transactions contemplated hereby by the holders of a simple majority of the voting shares represented in person or by proxy at the Shareholders’ Meeting.

2.27Calling Notice. None of the information to be provided by the Seller for inclusion in the Calling Notice, and any supplements or amendments thereto, will, at the time such document(s) are first distributed to the shareholders of the Seller through the Norwegian Securities Depository (“VPS”) and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
2.28Exclusivity of Representations. THE REPRESENTATIONS AND WARRANTIES MADE BY THE SELLER AND THE COMPANY IN THIS ARTICLE 2 ARE THE EXCLUSIVE REPRESENTATIONS AND WARRANTIES MADE BY THE COMPANY, AND TOGETHER WITH THE REPRESENTATIONS AND WARRANTIES MADE BY THE SELLER IN ARTICLE 3, ARE THE EXCLUSIVE REPRESENTATIONS AND WARRANTIES MADE BY THE SELLER. THE SELLER AND THE COMPANY EACH HEREBY DISCLAIMS ANY OTHER EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES. EACH OF THE SELLER AND THE COMPANY IS NOT, DIRECTLY OR INDIRECTLY, MAKING ANY REPRESENTATIONS OR WARRANTIES REGARDING PRO-FORMA FINANCIAL INFORMATION, FINANCIAL PROJECTIONS OR OTHER FORWARD-LOOKING STATEMENTS OF THE COMPANY OR ANY OF THE COMPANY’S SUBSIDIARIES. THE PURCHASER AND ITS AFFILIATES WILL ACQUIRE THE COMPANY AND ITS SUBSIDIARIES WITHOUT ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, ON AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE SELLER
In order to induce the Purchaser to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby, the Seller makes the following representations and warranties to the Purchaser as of the date hereof and as of the Closing Date:
3.1Authorization; Enforceability.
a.The Seller has full power, capacity, and authority to execute and deliver this Agreement and the other Transaction Documents to which the Seller is a party, to perform its obligations under this Agreement and the other Transaction Documents to which the Seller is a party, and to consummate the transactions contemplated by and in accordance with the terms of this Agreement and the other Transaction Documents to which the Seller is a party.
b.This Agreement has been duly executed and delivered by the Seller, and the other Transaction Documents to which the Seller is a party will be duly executed and delivered by the Seller as of the date hereof and as of the Closing Date, as applicable, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, will constitute, upon such execution and delivery in each case thereof, legal, valid, and binding obligations of the Seller enforceable in accordance with their respective terms and conditions, except as such enforceability may be limited by the General Enforceability Exceptions.
3.2Title to Securities. The Seller is the beneficial and record owner of all right, title and interest in and to all of the issued and outstanding Securities of the Company and such Securities are free and clear of any Lien, other than (a) Permitted Liens against such Securities discharged on or prior to the Closing Date, (b) Liens arising from or related to securities Laws, and (c) Liens created by the Purchaser’s, its Affiliates’ or their respective Representatives’ acts.
3.3No Consents. Other than in connection with applicable Antitrust Laws, no consent of, permit, waiting period expiration or termination, or exemption from, or declaration, filing, or registration with, any Person or Authority is required to be made or obtained by the Seller in connection with the execution, delivery, and performance of this Agreement by the Seller.
3.4Litigation. Excluding any Actions or Orders relating to antitrust, merger control, competition or similar Laws, there are no Legal Proceedings pending, or to the knowledge of the Seller, threatened, against the Seller, nor is the Seller subject to any judgment, order or decree of any court, judicial authority or Authority, in each case, which would seek to prevent any of the transactions contemplated by this Agreement and the other Transaction Documents.
3.5No Violation. Neither the execution and delivery of this Agreement or the other Transaction Documents to which the Seller is a party, nor the performance by the Seller of the transactions contemplated hereby or thereby, will (a) result in a default, give rise to any right of termination, cancellation, or acceleration, or require any consent under any of the terms, conditions, or provisions of any material mortgage, loan, license, agreement, lease, or other instrument or obligation to which the Seller is a party, or (b) assuming the making of all filings required in connection with the transactions described herein under Antitrust Laws and the receipt of all clearances, approvals, consents, or waiting period expirations or terminations required in connection with the transactions described herein under Antitrust Laws, conflict with or violate any material Laws applicable to the Seller or by which any of its respective assets are bound.
3.6Exclusivity of Representations. THE REPRESENTATIONS AND WARRANTIES MADE BY THE SELLER IN ARTICLE 2 AND THIS ARTICLE 3 ARE THE EXCLUSIVE REPRESENTATIONS AND WARRANTIES MADE BY THE SELLER. THE SELLER HEREBY DISCLAIMS ANY OTHER EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES. THE SELLER IS NOT, DIRECTLY OR INDIRECTLY, MAKING ANY REPRESENTATIONS OR WARRANTIES REGARDING PRO-FORMA FINANCIAL INFORMATION, FINANCIAL PROJECTIONS OR OTHER FORWARD-LOOKING STATEMENTS OF THE COMPANY OR ANY OF THE COMPANY’S SUBSIDIARIES. THE PURCHASER AND ITS AFFILIATES WILL ACQUIRE THE COMPANY AND ITS SUBSIDIARIES WITHOUT ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, ON AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE PARENT
In order to induce the Seller Parties to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby, each of the Purchaser and the Parent (each, a “Purchaser Party”), makes the following representations and warranties to the Seller Parties as of the date hereof and as of the Closing Date:
4.1Organization and Qualification. Each Purchaser Party is a corporation duly formed, validly existing, and in good standing under the Laws of the State of Delaware with full corporate power and authority to own, operate, and lease its properties and assets. Each Purchaser Party is duly qualified or licensed to conduct its business and is in organizational and good standing in the State of Delaware.
4.2Authorization. Each of the Purchaser Parties has the requisite, absolute, and unrestricted right, power, and authority to execute and deliver this Agreement and the other Transaction Documents to which such Purchaser Party is a party, to perform the obligations under this Agreement and the other Transaction Documents to which it is a party, and such actions have been duly authorized by its board of directors (or similar governing body) and no other proceedings on its part is necessary to authorize this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by each Purchaser Party, and the other Transaction Documents to which the Purchaser Party is a party have been, or will at the Closing be, duly executed and delivered by such Purchaser Party, and this Agreement and the other Transaction Documents to be entered into by each Purchaser Party constitutes the legal, valid, and binding obligation of the such Purchaser Party enforceable against it in accordance with its terms.

4.3No Violation. The execution, delivery, and performance by each Purchaser Party of this Agreement, and the other Transaction Documents to which it is party, and the fulfillment of and compliance with the respective terms hereof and thereof by such Purchaser Party, do not and will not (a)(i) conflict with or result in a Breach of the terms, conditions or provisions of, (ii) constitute a default or event of default under (whether with or without due notice, the passage of time or both), (iii) result in a violation of, or (iv) require any authorization, consent, approval, exemption, or other action by, or notice to, or filing with any third party or Authority, in each case of clauses “(i)” through “(iv),” pursuant to the Organizational Documents of such Purchaser Party, or (b) conflict with or violate any Laws applicable to such Purchaser Party. Each Purchaser Party has complied in all material respects with all applicable Laws and Orders in connection with its execution, delivery and performance of this Agreement, the other Transaction Documents, and the transactions contemplated hereby and thereby.
4.4No Consents. Except as set forth on Schedule 4.4, no consent of, permit, or exemption from, or declaration, filing, or registration with, any Person or Authority is required to be made or obtained by either Purchaser Party in connection with the execution, delivery, and performance of this Agreement by such Purchaser Party, except for federal securities Laws.

4.5Investment Intent. The Purchaser (a) is acquiring the Company Securities for its own account with the present intention of holding the Company Securities for investment purposes, and not with a view to the distribution thereof and (b) is an “accredited investor,” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act.
4.6Brokerage. There are no claims for brokerage commissions, investment banking or finders’ fees or expenses or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or Contract binding upon the Purchaser or any of its Affiliates, the liability for which would be borne by the Seller, the Company or any of their respective Affiliates.
4.7No Other Representations and Warranties. Notwithstanding anything to the contrary in this Agreement, the Purchaser, acknowledges and agrees that (a) the Purchaser has conducted to its satisfaction an independent investigation of the financial condition, operations, assets, liabilities, properties and business of the Company; (b) the express representations and warranties set forth in Article 2 and Article 3 constitute the sole and exclusive representations and warranties of the Company and the Seller; and (c) other than those representations and warranties expressly set forth in Article 2 and Article 3, neither the Seller, the Company nor any other Person on the Seller or the Company’s behalf, is making, and Purchaser disclaims, on behalf of itself and its Affiliates, reliance on, any representation or warranty of any kind whatsoever, express or implied at law or in equity, with respect to the Company or any of its Subsidiaries, or their business, organization, assets or properties.
ARTICLE 5
PRE-CLOSING COVENANTS
5.1Further Assurances; Fulfillment of Conditions. During the Interim Period, the Purchaser and the Seller Parties shall, as promptly as practicable, (a) execute and deliver, or cause to be executed and delivered, such additional instruments and other documents and shall take such further actions as may be reasonably requested by the other Party as necessary or appropriate to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated hereby and (b) use commercially reasonable efforts to cause the conditions set forth in Sections 7.2 and 7.3 to be satisfied and to consummate the transactions contemplated herein.
5.2Conduct of the Business.
a.During the Interim Period, except (i) as contemplated by this Agreement, (ii) as required by applicable Law or any Order, (iii) as may be required to comply with any Contract in effect as of the date of this Agreement, (iv) in connection with reasonable actions taken in response to a business emergency, including in respect of any COVID-19 Measures or similar matters, (v) as may be consented to by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) or (vi) as otherwise set forth on Schedule 5.2(a), the Seller shall cause the Company and the Subsidiaries to operate in the Ordinary Course of Business, and (b) the Company shall not, and shall cause its Subsidiaries to not:

i.amend, alter, or otherwise modify its Organizational Documents, except with respect to: (i) Advine Mobile Advertising Proprietary Limited in connection with the winding up of such entity and (ii) AdColony Ireland Ltd. and AdColony Holdings Ireland Ltd. in connection with the merger of such entities;
ii.incur or commit to incur any Indebtedness other than borrowings in the Ordinary Course of Business or that will be paid off at Closing;
iii.except in the Ordinary Course of Business, (A) acquire, or dispose of, any material property or assets, (B) mortgage or encumber any property or assets, other than Permitted Liens, or (C) cancel any material debts owed to or material claims held by the Company or any of its Subsidiaries;
iv.establish, adopt, or amend (except as otherwise required under applicable Law) any Benefit Plan;
v.issue, sell, or transfer or agree to issue, sell or transfer, any of its Securities;
vi.enter into, modify, or terminate any Material Contract, except in the Ordinary Course of Business;
vii.make any material change in the financial accounting principles, methods, records, or practices followed by it, other than in accordance with IFRS or as required by Law;
viii.alter its cash management policy, including in respect of the collection of accounts receivable or payment of accounts payable, in any material respect;
ix.except in Ireland in connection with the merger of AdColony Ireland Ltd. and AdColony Holdings Ireland Ltd. and transactions related thereto, make any material Tax election, change any material Tax election, change any Tax accounting period, adopt any material Tax accounting method, change any material accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the statute of limitations with respect to the assessment or collection of Taxes, or take any other similar action if such action would have the effect of materially increasing the liability of or materially decreasing any Tax attribute of the Company for any Tax period ending after the Closing Date;
x.except in the Ordinary Course of Business or to replace any employee, independent contractor or consultant who terminates his or her engagement or employment with the Company or any of its Subsidiaries or whose employment or engagement is so terminated by the Company or any of its Subsidiaries, hire, engage, or terminate any employee, independent contractor or consultant, in any case having a base compensation (including salary and anticipated bonus) of more than $100,000 per year;

xi.declare or pay any dividends or distributions in-kind, or redeem or repurchase any of its Securities;
xii.split, combine, reclassify, or modify, or authorize any split, combination, reclassification, or modification of the terms of any of its Securities;
xiii.sell, transfer, lease, or otherwise dispose of any of its assets not in the Ordinary Course of Business;
xiv.enter into any real property lease other than in the Ordinary Course of Business; or
xv.authorize or make any capital expenditures in excess of $100,000.
b.Nothing in this Section 5.2 is intended to result in the Seller or the Company ceding control to the Purchaser of the Company’s basic Ordinary Course of Business and commercial decisions prior to the Closing Date.
5.3Interim Financial Information. During the Interim Period, the Company shall provide to the Purchaser, as promptly as practicable after each monthly accounting period, periodic financial reports (such reports, the “Interim Financial Reports”) in the form that it customarily prepares for its internal purposes concerning the Company and its Subsidiaries and, if prepared in the ordinary course and otherwise available, unaudited consolidated statements of the financial position of the Company and its Subsidiaries as of the last day of each such accounting period and consolidated statements of income and changes in financial position of the Company and its Subsidiaries for the period then ended. As financial instruments issued by the Company are listed on the Oslo Stock Exchange, certain parts of the Interim Financial Reports or other information provided pursuant to this Section 5.3 may constitute inside information pursuant to the Norwegian Securities Trading Act section 3-2. The Purchaser acknowledges and accepts the foregoing, and confirms that all of its Affiliates and its and their Representatives that receive the Interim Financial Reports and other information provided pursuant to this Section 5.3 shall be made aware of this fact and the fact that the prohibitions and duties relating to inside information under the Norwegian Securities Trading Act may apply, including trading restrictions in the Seller’s financial instruments and confidentiality obligations, and that breach of any such prohibitions and duties may be subject to criminal sanctions. To assist the Seller with maintaining a list of insiders, the Purchaser agrees that it shall maintain lists of all of its Affiliates and its and their Representatives that receive the Interim Financial Reports or other information provided pursuant to this Section 5.3, which shall include the names, titles and times of first receipt or access to the Interim Financial Reports or other information provided pursuant to this Section 5.3. Upon reasonable request from the Seller, the Purchaser shall provide the Seller with such list.
5.4Exclusivity.
a.During the Interim Period, neither the Company nor the Seller shall, and the Seller shall direct its financial advisors, and use commercially reasonable to cause its other

Representatives, to not, directly or indirectly: (a) solicit, initiate, or knowingly encourage the submission of any inquiry, proposal or offer from or indication of interest in making a proposal or offer by, any Person or group (other than the Purchaser and its Affiliates) relating to, or enter into or consummate any transaction or series of related transactions relating to (i) the acquisition of Securities of the Company or any Subsidiary of the Company; (ii) any merger, recapitalization, leveraged dividend, share exchange or any similar transaction; or (iii) any sale of substantial assets of the Company or any of its Subsidiaries, in the case of each of clauses “(i),” “(ii)” and “(iii)” other than the transactions contemplated by this Agreement and the other Transaction Documents (“Acquisition Proposal”) or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or knowingly facilitate in any other manner, any effort or attempt by any Person to do or seek any of the foregoing. During the Interim Period, the Company shall notify the Purchaser within two (2) Business Days if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing (whether solicited or unsolicited).
b.Notwithstanding anything to the contrary contained in this Agreement, if at any time after the date of this Agreement and prior to the Closing Date, the Seller receives a bona fide written Acquisition Proposal from any Person that did not result from the Breach by the Seller or the Company of this Section 5.4, the Seller, the Company and their respective Affiliates and the Representatives of the Seller, the Company and their respective Affiliates may engage in discussions and negotiations and provide information in response to such Acquisition Proposal if (a) prior to providing any material non-public information regarding the Company or any Subsidiary of the Company to any third party in response to such Acquisition Proposal, the Company receives from such third party (or there is then in effect with such third party) an executed confidentiality agreement that contains customary nondisclosure provisions (it being understood, however, that such confidentiality agreement need not contain any standstill provision), (b) the Board of Directors of the Seller determines in good faith, after consultation with the Seller’s outside legal counsel and its financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (c) the Board of Directors of the Seller determines in good faith, after consultation with the Seller’s outside legal counsel, that the Seller’s Board of Directors’ fiduciary obligations to the Seller’s shareholders under applicable Law require it to take such action.
c.Notwithstanding Section 5.4(b), the Seller shall promptly advise the Purchaser orally, with written confirmation to follow promptly thereafter (and in any event within 48 hours), of any Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal, or of any inquiry with respect to, or that could reasonably be expected to lead to, any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal or inquiry and the identity of the Person making any such Acquisition Proposal or inquiry. Neither the Seller nor the Company shall provide any information to or participate in discussions or negotiations with the Person making any Acquisition Proposal until after it has first notified the Purchaser of such Acquisition Proposal as required by the preceding sentence, and then only to the extent permitted by Section 5.4(b). The Seller shall (i) keep the Purchaser fully informed, on a reasonably current basis, of the status and details (including any change to the terms) of any such Acquisition Proposal or inquiry, (ii)

provide to the Purchaser as soon as reasonably practicable after receipt or delivery thereof, copies of all correspondence and other written material sent or provided to the Seller or the Company from any third party in connection with any Acquisition Proposal, or sent or provided by the Seller or the Company to any third party in connection with any Acquisition Proposal, and (iii) if the Purchaser shall make a counterproposal to amend the terms of this Agreement, which the Board of Directors of the Seller in good faith determines would cause the Superior Proposal to cease to be such, the Seller shall consider, and cause its financial and legal advisors to negotiate on its behalf, in good faith with respect to the terms of such counterproposal.
5.5Confidentiality.
a.Except as may be required by lawful order of an Authority, the Company, its Subsidiaries and the Seller agree to keep secret and confidential, all non-public information concerning the Purchaser or any of its Affiliates that was acquired by, or disclosed to, the Company or the Seller prior to the Closing Date, except any information which (a) was, is now, or becomes generally available to the public (but not as a result of a Breach of any duty of confidentiality by which the Company, the Seller, or any of their respective Affiliates are bound); (b) was disclosed to the Company or the Seller by a third party that, to the knowledge of the Company or the Seller, is not subject to any duty of confidentiality to the Purchaser or any of its Affiliates prior to its disclosure to the Company or the Seller by the Purchaser or any of its Affiliates; (c) is required to be disclosed by any Law, Order, or Authority; or (d) is necessary to be disclosed by the Seller to an Authority in connection with the enforcement of its rights hereunder; provided, however, the Seller agrees that it shall provide the Purchaser with prompt written notice of such requirement in order to enable the Purchaser to seek an appropriate protective order or other remedy. Notwithstanding the foregoing, this Section 5.5(a) does not apply to non-public information concerning the Purchaser or any of its Affiliates that was acquired by, or disclosed to, the Company or the Seller prior to the Closing Date and that is required to be disclosed by the Company, its Subsidiaries, or the Seller in connection with the making of any filing that may be required to report the transactions described herein under Antitrust Laws or in responding to any request for information or documents made by an Authority investigating the transactions described herein. The Company, its Subsidiaries and the Seller shall use the data and information described in this Section 5.5(a) solely for the specific purpose of evaluating the transactions contemplated hereby. If this Agreement is terminated, the Seller, the Company, and each of their respective Affiliates and their respective Representatives shall promptly return to the Purchaser or destroy, at Seller’s election, all data and information described in this Section 5.5(a) (including all copies thereof) which has been obtained by the Company, any Subsidiary of the Company or the Seller, and the Company, its Subsidiaries and the Seller shall make no further use whatsoever of any of such data or information contained therein or derived therefrom.
b.Except as may be required by Law, during the Interim Period, the Purchaser agrees to keep secret and confidential, all non-public information concerning the Company, its Subsidiaries and the Seller or any of their Affiliates that was acquired by, or disclosed to, the Purchaser prior to the Closing Date, except any information which (a) was, is now, or becomes generally available to the public (but not as a result of a Breach of any duty of confidentiality by which the Purchaser or any of its respective Affiliates are bound); (b) was disclosed to the Purchaser by a third party that, to the knowledge of the Purchaser, is not subject to any duty of confidentiality to the Company or the Seller or any of their Affiliates prior to its disclosure to the Purchaser by the Company or the Seller or any of their Affiliates; (c) is required to be disclosed by any Law, Order, or Authority; or (d) is necessary to be disclosed by the Purchaser to an Authority in connection with the enforcement of its rights hereunder; provided, however, the Purchaser agrees that it shall provide the Company or the Seller with prompt written notice of such requirement in order to enable the Company or the Seller to seek an appropriate protective order or other remedy. Notwithstanding the foregoing, this Section 5.5(b) does not apply to non-public information concerning the Company, its Subsidiaries and the Seller or any of their Affiliates that was acquired by, or disclosed to, the Purchaser prior to the Closing Date and that is required to be disclosed by the Purchaser in connection with the making of any filing that may be required to report the transactions described herein under Antitrust Laws or in responding to any request for information or documents made by an Authority investigating the transactions described herein. The Purchaser shall use the data and information described in this Section 5.5(b) solely for the specific purpose of evaluating the transactions contemplated hereby. If this Agreement is terminated, the Purchaser and its respective Affiliates and their respective Representatives shall promptly return to the Company or the Seller (or, at the Purchaser’s election, destroy) all data and information described in this Section 5.5(b) (including all copies thereof) which has been obtained by the Purchaser, and the Purchaser shall make no further use whatsoever of any of such data or information contained therein or derived therefrom.
5.6Full Access and Disclosure. During the Interim Period (a) the Company shall, and the Seller shall cause the Company to, afford, and shall use its reasonable efforts to cause the Company’s independent certified public accountants to afford, to the Purchaser and its Representatives and to financial institutions and financing sources specified by the Purchaser and reasonably acceptable to the Seller, reasonable access during normal business hours to the Company’s offices, properties, books, and records in order that the Purchaser may have an opportunity to make such reasonable investigations of the affairs of the Company and its Subsidiaries, and (b) the Company shall cause its (and its Subsidiaries’) officers, employees, and auditors to furnish such additional financial and operating data and other information, as the Purchaser may from time to time reasonably request and as is readily available to the Company. From time to time during the Interim Period, the Company shall promptly supplement or amend information previously delivered to the Purchaser with respect to any matter arising after the date of this Agreement and of which the Company has Knowledge, that if had existed or occurred as of date of this Agreement, would have been required to be set forth or disclosed in the Disclosure Schedule; provided however, such supplemental information shall not be deemed to be an amendment to the Disclosure Schedule and any Breach of the obligations in this sentence shall not give rise to the failure of any condition to Closing unless the underlying facts requiring disclosure pursuant to this sentence would have caused the condition in Section 7.2(a) to not be satisfied.

5.7Antitrust Filings.
a.Without limiting the generality of the foregoing, as soon as practicable after the date hereof, but in no event later than ten (10) Business Days after the date hereof, the Purchaser and the Seller Parties shall, or shall cause their ultimate parent entity as that term is defined in the HSR Act to, file or cause to be filed all requisite documents and notifications required under the HSR Act (and any other filing that may be required under any other Antitrust Law) in connection with the transactions contemplated by this Agreement. The filing fees related to any filing under the HSR Act and any other Antitrust Law shall be paid 50% by the Purchaser and 50% by the Seller.
b.The Purchaser, on the one hand, and the Seller Parties, on the other hand, shall promptly comply with or cause to be complied with any requests by any Authority, including requests for additional information concerning the transactions contemplated by this Agreement, promptly inform the other of any communication from any Authority regarding the transactions contemplated by this Agreement, and consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion, or proposal made or submitted by either of them in connection with any investigation by any Authority of the transactions contemplated by this Agreement or Claim relating thereto. Without limiting the generality of the foregoing, each Party shall provide to the other (or the other’s respective advisors) upon request copies of all correspondence between such Party and any Authority relating to the transactions contemplated by this Agreement. The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 5.7 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Party providing such materials. In addition, to the extent reasonably practicable, all discussions, telephone calls, and meetings with an Authority regarding the transactions contemplated by this Agreement shall include Representatives of all Parties. Without limiting the generality of the foregoing, each Party shall provide to the other (or the other’s respective advisors) upon request copies of all correspondence between such Party and any Authority relating to the transactions contemplated by this Agreement.
c.The Purchaser, on the one hand, and the Seller Parties, on the other hand, each agree to use reasonable best efforts to obtain the approval (including the expiration or termination of any applicable waiting period) or waiver of any Authority with jurisdiction with respect to any applicable Antitrust Law regarding the transactions contemplated by this Agreement. If any Claim is instituted (or threatened) challenging the transactions contemplated by this Agreement as violating any Antitrust Law in a manner that would make the transactions contemplated by this Agreement illegal or otherwise delay or prohibit the consummation of the Closing, the Purchaser, the Seller Parties, and the Company each agree to use reasonable best efforts to contest and defend any such Claim to avoid entry of, or to have vacated, lifted, reversed, repealed, rescinded, or terminated, any Order that prohibits, prevents, or restricts consummation of the Closing. Notwithstanding anything to the contrary contained in this

Agreement, neither the Purchaser nor any Affiliate of the Purchaser, will have any obligation under this Agreement to (i) dispose or transfer or cause any of its Affiliates to dispose of or transfer any assets, or to commit to cause the Company or any of its Affiliates to dispose of any assets, (ii) discontinue or cause any of its Affiliates to discontinue offering any product or service, or commit to cause the Company or any of its Affiliates to discontinue offering any product or service, (iii) license or otherwise make available, or cause any of its Affiliates to license or otherwise make available, to any Person, any technology, software or other Intellectual Property, or commit to cause the Company or any of its Affiliates to license or otherwise make available to any Person any technology, software or other Intellectual Property, (iv) hold separate or cause any of its Affiliates to hold separate any assets or operations (either before or after the Closing Date), or commit to cause the Company or any of its Affiliates to hold separate any assets or operations, or (v) make or cause any of its Affiliates to make any commitment (to any Authority or otherwise) regarding its future operations or the future operations of the Company or any of its Affiliates.
5.8Public Announcements. Unless otherwise required by applicable Law or the Oslo Stock Exchange and except to the extent consistent with any announcements mutually agreed to by the Parties, during the Interim Period, no Party shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned, or delayed), and the Parties shall cooperate as to the timing and contents of any such announcement.
5.9Notification. The Company shall promptly and accurately advise the Purchaser in writing of the threat or commencement against any Seller Party of any Legal Proceeding known to any Seller Party to the extent materially affecting any Seller Party, the Business, or the Company’s operations, assets, or prospects, or which challenges or may affect the validity of this Agreement or any other Transaction Document, or any action taken or to be taken by the Company or the Seller in connection with this Agreement or any other Transaction Document or the ability of the Company or the Seller to consummate the transactions contemplated herein and therein. The Purchaser shall promptly and accurately advise the Seller in writing of the threat or commencement against the Purchaser of any Legal Proceeding known to the Purchaser which challenges or may affect the validity of this Agreement or any other Transaction Document, or any action taken or to be taken by the Purchaser in connection with this Agreement or any other Transaction Document or the ability of the Purchaser to consummate the transactions contemplated herein and therein.
5.10Calling Notice. As promptly as practicable following the date hereof, the Seller shall (a) prepare, make public and distribute to its shareholders through the VPS a calling notice (together with, as the context dictates, any ancillary documents to be sent to such shareholders, each as amended or supplemented, being referred to herein as the “Calling Notice”) for a meeting (the “Shareholders’ Meeting”) of the shareholders of the Seller to approve this Agreement and the transactions contemplated hereby (the “Company Proposal”), and (b) hold the Shareholders’ Meeting. The Calling Notice shall comply as to form in all material respects with the applicable provisions of the Norwegian Public Limited Liabilities Companies Act and the

Norwegian Securities Trading Act, and the regulations promulgated thereunder. The Seller shall give the Purchaser and its counsel a reasonable opportunity to review and comment on a draft Calling Notice, including all amendments and supplements thereto, prior to such documents being distributed to the shareholders of the Seller. Each of the Seller and the Purchaser agrees to use its reasonable best efforts, after consultation with the other Parties hereto, to cause the Calling Notice and all required amendments and supplements thereto to be mailed to the shareholders of the Seller entitled to vote at the Shareholders’ Meeting at the earliest reasonably practicable time. If at any time prior to the Shareholders’ Meeting any event shall occur, or fact or information shall be discovered, that should be set forth in an amendment or supplement to the Calling Notice so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto and the Seller shall, to the extent required by Law, cause such amendment or supplement to be distributed to the shareholders of the Seller. The Calling Notice shall state that the Board of Directors of the Seller has approved this Agreement and the transactions contemplated hereby and recommended to the shareholders of the Seller that such shareholders approve this Agreement and the transactions contemplated hereby (the “Seller Board Recommendation”). The Board of Directors of the Seller shall not effect a Seller Adverse Recommendation Change, or permit the Company or any of its Subsidiaries to enter into a Company Acquisition Agreement; provided, however, that, notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement shall be deemed to limit the ability of the Seller or the Board of Directors of the Seller to effect a Seller Adverse Recommendation Change, to permit a Company or any of its Subsidiaries to enter into a Company Acquisition Agreement, or to make any disclosure, if the Board of Directors of the Seller determines in good faith (after consultation with counsel) that the fiduciary obligations of the Board of Directors of the Seller to the Seller’s shareholders under applicable Law require it to do so, but only at a time that is after two (2) Business Days following receipt by the Purchaser of written notice advising it that the Board of Directors of the Seller desires to take such action and, if such action is due to the existence of an Acquisition Proposal, specifying the material terms and conditions of such Acquisition Proposal and identifying the Person making such Acquisition Proposal. Notwithstanding the foregoing, nothing in this Section 5.10 shall be deemed to limit the Seller’s obligation to call, give notice of, convene and hold the Shareholders’ Meeting.
5.11Shareholders’ Meeting. The Seller shall not submit any proposal, other than the Company Proposal, to its shareholders in connection with the Shareholders’ Meeting without the prior written consent of Purchaser, such consent not be unreasonably withheld, conditioned or delayed. The Seller shall ensure that all proxies solicited in connection with the Shareholders’ Meeting are solicited in compliance with all applicable Law. The Seller shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and the transactions contemplated hereby. The Seller shall cooperate and consult with the Purchaser regarding the matters in this Section 5.11.
5.12Spin-Off of Skyfire. Prior to the Closing Date, AdColony Holdings US, Inc. shall sell all of the Securities of Skyfire Labs, Inc., a Delaware corporation (“Skyfire”), to the Seller all of the Securities of Skyfire for a purchase price of $1 (such assignments and transfers shall together be referred to herein as the “Skyfire Spin-Off”). The parties agree that, at the determination of Purchaser in its sole discretion, an election under Treas. Reg. Sec. 1.1502-36(d)(6) may be made, at the time and in the manner provided at Treas. Reg. Sec. 1.1502-36(e)(5), to reattribute to AdColony Holdings US, Inc. any tax attributes of Skyfire that may otherwise be reduced in accordance with Treas. Reg. Sec. 1.1502-36(d).
5.13Intercompany Indebtedness. Except for any amounts due in connection with the arrangements described on Schedule 5.13, prior to the Closing Date, the Seller shall cause the Company and its Subsidiaries to settle all indebtedness owed by the Company or any of its Subsidiaries to Seller or any of its Affiliates (other than the Company and its Subsidiaries) in a manner that is reasonably acceptable to Purchaser.
5.14Financing Covenant. During the Interim Period, Parent shall increase the size of its credit facility with Bank of America, N.A. by at least $100,000,000 over the amount available under such facility as of the date of this Agreement, with such additional $100,000,000 being available to make payments required to be made after the closing under this Agreement.
ARTICLE 6
POST-CLOSING COVENANTS
6.1Deliveries After Closing. From time to time after the Closing, at the Purchaser’s reasonable request and without further consideration from the Purchaser, the Seller shall execute and deliver such other instruments of conveyance and transfer and take such other action as the Purchaser may reasonably require to convey, transfer to, and vest in the Purchaser and to put the Purchaser in possession of any rights or property to be sold, conveyed, transferred, and delivered hereunder.
6.2Non-Disclosure; Non-Competition; Non-Solicitation.
a.Non-Disclosure of Confidential Information. From and after the Closing, the Seller (on its behalf and on behalf of each of its Subsidiaries) shall not, directly or indirectly, disclose or use at any time (and shall cause its and its Subsidiaries’ respective Representatives not to use or disclose) any Confidential Information (whether or not such information is or was developed by the Seller), except to the extent that such disclosure or use is related to and required by the performance of the Seller’s obligations to the Company, any of the Company’s Subsidiaries or the Purchaser or as required by Law or Oslo Stock Exchange rules or as otherwise provided hereunder. The Seller further agrees to take commercially reasonable steps, to the extent within its control, to safeguard such Confidential Information and to protect it against disclosure, misuse, espionage, loss, and theft. In the event the Seller is required by Law or Oslo Stock Exchange rules to disclose any Confidential Information, the Seller shall promptly notify the Purchaser in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with the Purchaser’s reasonable requests to preserve the confidentiality of such Confidential Information consistent with applicable Law and Oslo Stock Exchange rules. For purposes of this Agreement, “Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the Business, the Company, its Subsidiaries or its or its Subsidiaries’ respective employees, vendors, suppliers, distributors, customers, independent contractors, or other business relations. Confidential Information includes the following as they relate to the Company, its Subsidiaries or the Business and, in each case, to the extent the Company, its Subsidiaries or the Business obtains a commercial benefit from the secret nature of such information: internal business information (including information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures, accounting and business methods and potential acquisition candidates); identities of, individual requirements of, and specific contractual arrangements with, the Company’s or its Subsidiaries’ employees, vendors, suppliers, distributors, customers, independent contractors, or other business relations and their confidential information; Trade Secrets, know-how, compilations of data and analyses, techniques, software, code, hardware, systems, formulae, research, records, reports, manuals, documentation, models, data and data bases relating thereto; and inventions, innovations, improvements, developments, methods, designs, analyses, drawings, and reports. Notwithstanding the foregoing, Confidential Information does not include such information which: (i) at the time of disclosure is publicly available or thereafter becomes publicly available through no act or omission of the Seller; (ii) is thereafter disclosed or furnished to the Seller by a third party who is not known by the Seller to have acquired the information under an obligation of confidentiality; (iii) is independently developed by the Seller after the Closing Date without the use of, reliance on, or reference to, Confidential Information; or (iv) is disclosed by the Seller (subject to compliance with the applicable provisions of this subsection “(a)”) under compulsion of applicable Law or Oslo Stock Exchange rules.
b.Non-Competition.
i.The Seller is familiar with the Trade Secrets related to the Company and the Business, and with other Confidential Information concerning the Company and the Business, including all (A) inventions, technology, software, code, and research and development related to the Business, (B) customers, vendors, and suppliers, and customer, vendor, and supplier lists related to the Business, (C) products (including products under development) and services related to the Business and related costs and pricing structures and procedural techniques, (D) accounting and business methods and practices related to the Business, and (E) similar and related confidential information and Trade Secrets related to the Business. The Seller acknowledges and agrees that the Company would be irreparably damaged if the Seller were to directly or indirectly provide services to any Person competing with the Business and that such direct or indirect competition by the Seller would result in a significant loss of goodwill by the Company.
ii.In further consideration for the Purchaser’s payment of the Purchase Price under this Agreement (in respect of which payment the Seller expressly acknowledges that it derives a substantial and direct benefit), and in order to protect the value of the Company and the Business acquired by the Purchaser hereunder (including the goodwill inherent in the Company and the Business), which represents a legitimate business interest, the Seller (on its behalf and on behalf of each of its Subsidiaries) hereby agrees that during the period commencing on the Closing Date and ending on the third (3rd) anniversary of the Closing

Date (the “Restricted Period”), the Seller shall not, directly or indirectly, acquire or hold any economic, financial or other interest (including equity or debt securities) in, act as an equity holder or Representative of, render any services to, or otherwise operate or hold an interest (whether an equity interest or otherwise) in, any Person having any location in the Restricted Area, which Person primarily engages in, or engages in the management or operation of any Person that primarily engages in, any business that competes in any material respect with the Business; provided, however, nothing contained herein shall be construed to prohibit the Seller or any of its Subsidiaries from (A) acquiring or holding up to an aggregate of five percent (5%) of any class of the outstanding equity securities of any other Person whose securities are traded on a national or international securities exchange (provided that such investment is held on a purely passive basis) or (B) acquiring a business or entity that is engaged in activities restricted by this Section 6.2(b) (such a business or entity, an “Acquired Business”), provided that the competitive activities conducted by the Acquired Business do not represent a material part of the Acquired Business’ overall business and operations.
c.Non-Solicitation. During the Restricted Period, the Seller (on its behalf and on behalf of each of its Subsidiaries) shall not, directly or indirectly, either individually or acting in concert with another Person or Persons:
i.request, induce, or attempt to influence any distributor, supplier, customer, vendor, or other business relationship of the Company or any of its Subsidiaries to curtail, cancel, or refrain from maintaining or increasing the amount or type of business such distributor, supplier, customer, vendor, or other business relationship of the Company or any of its Subsidiaries is currently transacting with the Company or any of its Subsidiaries; or
ii.solicit for employment or retention, or hire, employ or retain, any Person (other than Lars Boilesen and Petter Lade) who is an employee of the Company or any of its Subsidiaries and whose base compensation is in excess of $100,000 per year; provided, however, the foregoing shall not prohibit the Seller or any of its Subsidiaries from: (A) engaging in any solicitation directed at the public in general; (B) engaging in other general solicitations of employment not specifically directed toward the employees of the Company or any of its Subsidiaries; (C) soliciting any person who is referred to Seller or any of its Subsidiaries by search firms, employment agencies or other similar entities, provided that such entities have not been specifically instructed to solicit such Person; or (D) soliciting any Person after the date that is six (6) months after the date of termination of such Person’s employment with the Company or any of its Subsidiaries.
d.Severability. Notwithstanding anything to the contrary in this Agreement, if at any time, in any judicial or arbitration proceeding, any of the restrictions stated in this Section 6.2 are found by a final order of a court of competent jurisdiction or arbitrator to be unreasonable or otherwise unenforceable under circumstances then existing, the Parties each agree that the period, scope, or geographical area, as the case may be, shall be reduced to the extent necessary to enable the court or arbitrator to enforce such restrictions to the extent permissible under applicable Law, giving effect to the agreement and intent of the Parties to the fullest extent permissible. In the event that a court of competent jurisdiction or arbitrator has issued a final order finding a Party to be in Breach or violation of any of the provisions of this Section 6.2, the Restricted Period, as applicable to such Party, shall be tolled for so long as such Party was found to be in violation of such provision. Each Party agrees that the restrictions contained in this Agreement are reasonable in all respects and necessary to protect the Purchaser’s interest in, and the value of, the Business.
e.Specific Performance; Injunctive Relief. Notwithstanding anything in this Agreement to the contrary, each Party acknowledges and agrees that in the event of a Breach, or threatened Breach, by any Party of any of the provisions of this Agreement, including this Section 6.2 and Section 11.5, the non-Breaching Party would suffer irreparable harm, no adequate remedy at Law would exist for the non-Breaching Party, and damages would be difficult to determine. Consequently, in addition to other rights and remedies existing, the non-Breaching Party shall be entitled to obtain from any court of law or equity of competent jurisdiction specific performance or injunctive or other relief in order to enforce or prevent any violations of the provisions of this Agreement, including this Section 6.2 and Section 11.5, in each case, without the requirement of posting a bond (or similar security) or proving actual damages.
6.3Public Announcements. From and after the Closing, (a) the Purchaser shall not, and shall procure that none of its Affiliates or its or their Representatives shall, and (b) the Seller shall not, and shall procure that none of its Subsidiaries or its or their Representatives shall, disclose any of the terms of this Agreement to any third party without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed), unless required by Law or Oslo Stock Exchange rules or unless such information is previously disclosed by mutual agreement of the Purchaser and the Seller. From and after the Closing, no press releases, public announcements, or publicity statements with respect to this Agreement or the transactions contemplated hereby shall be released by any Party, unless required by Law or Oslo Stock Exchange rules. Notwithstanding the foregoing, nothing in this Agreement shall restrict the ability of, after the Closing, the Purchaser or any of its Affiliates from disclosing this Agreement and the terms of the transactions contemplated hereby with any prospective acquiror of the Business or with the Company and its Representatives.
6.4Use of Name. The Seller hereby acknowledges and agrees that following the Closing the Purchaser and the Company shall have the sole right to the use of the name “AdColony” and the marks listed in Section 2.19(a) of the Disclosure Schedule or any service marks, trademarks, trade names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, including any name or mark confusingly similar thereto (collectively, the “Company Marks”). The Seller shall not, and shall cause its Subsidiaries not to, use any such names or any variation or simulation thereof or any of the Company Marks.
6.5R&W Insurance. During the term of the R&W Insurance, the Purchaser (a) shall use its reasonable best efforts to, and shall cause its Affiliates (including the Company following Closing) to use its reasonable best efforts to, maintain the R&W Insurance in full force and effect and (b) shall not, and shall not permit any of its Affiliates (including the Company following

Closing) to, amend, repeal or modify any provision of the R&W Insurance without the Seller’s prior written express consent (not to be unreasonably withheld, conditioned or delayed, it being understood that it shall not be unreasonable for the Seller to withhold consent in the event that any such amendment, repeal or modification would adversely affect the Seller, in the Seller’s reasonable discretion).
6.6Employees and Benefits.
a.During the Earn-Out Period, the Purchaser shall:
i.provide or cause to be provided to each employee of the Company or any of its Subsidiaries who remains employed following the Closing Date (each a “Continuing Employee”) base salary, wages and bonus opportunity, as determined in the aggregate (it being understood that without Seller’s written consent, any reduction in base salary or wages in excess of ten percent (10%), regardless of any increase in bonus opportunity, shall be deemed to not be as favorable in the aggregate to any Continuing Employee as required under this paragraph), and other compensation and benefits in the aggregate, that are at least as favorable as the base salary, wages, bonus opportunity and other compensation and benefits paid by the Company or its Affiliates to such Continuing Employee immediately prior to the Closing Date. In addition, for the avoidance of doubt, the Purchaser shall, and shall cause the Company and the Subsidiaries of the Company, as applicable, to, during the Earn-Out Period, provide all Continuing Employees with severance payments and benefits no less favorable than the severance payments and benefits provided by the Company and the Subsidiaries of the Company, as applicable, immediately prior to the Closing (but taking into account any increase in years of service or compensation that occur following the Closing Date);
ii.(A) ensure that no limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any Continuing Employees or their dependents or beneficiaries under any welfare benefit plans in which such Continuing Employees or their dependents or beneficiaries may be eligible to participate, and (B) provide, or cause to be provided, that any costs or expenses incurred by Continuing Employees (and their dependents or beneficiaries) up to (and including) the Closing Date shall be taken into account for purposes of satisfying applicable deductible, copayment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such welfare benefit plans; and
iii.with respect to each employee benefit plan, policy or practice, including severance, vacation and paid time off plans, policies or practices (excluding equity compensation), sponsored or maintained by the Purchaser or its Affiliates (including the Company following the Closing), grant, or cause to be granted to, all Continuing Employees from and after the Closing Date credit for all service with the Company, its Subsidiaries and their predecessors prior to the Closing Date for purposes of eligibility to participate, vesting credit, eligibility to commence benefits, benefit accrual and severance, but excluding benefit accrual under any defined benefit pension plan and any such credit that would result in a duplication of benefits.

b.Nothing in this Section 6.6 shall be construed as requiring the Purchaser or Company to continue any specific plans or to continue the employment of any Continuing Employee. For the avoidance of doubt, and notwithstanding anything in this Section 6.6 to the contrary, in no event shall the provisions of this Section 6.6 limit or otherwise modify the obligations of the Purchaser or any of its Affiliates under Section 1.2(c)(iii).
c.The Seller shall reasonably cooperate with the Purchaser and the Company to eliminate or terminate the arrangements listed on Schedule 5.13 promptly following the Closing Date.
6.7Parent Guarantee. In consideration of the Seller’s and the Company’s execution and delivery of this Agreement and each Party’s agreement to perform its obligations hereunder and to consummate the transactions contemplated hereby, and as a material inducement of such execution, delivery and performance, the Parent hereby guarantees (the “Parent Guarantee”): (a) the full, complete and timely performance of and compliance with all of the covenants, agreements, obligations and other liabilities of the Purchaser set forth herein; and (b) the due and punctual payment of any sums required to be paid by the Purchaser to the Seller or any Seller Indemnified Party (the foregoing obligations of subsections “(a)” and “(b)” being referred to herein as the “Guaranteed Obligations”). The Parent hereby absolutely, unconditionally and irrevocably waives, to the fullest extent permitted by Law: (a) promptness, diligence, notice of acceptance and any other notice with respect to the Parent Guarantee; (b) presentment, demand of payment, protest, notice of dishonor or nonpayment and any other notice with respect to the Guaranteed Obligations; and (c) any other action, event or precondition to the enforcement of the Parent Guarantee or the performance by it of its obligations hereunder (other than such actions, events and conditions as are set forth in this Agreement). All obligations to which the Parent Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.
6.8Financing Covenant. After the Closing, to the extent that Purchaser does not have sufficient readily available cash to make any payments required to be made after the Closing under this Agreement, Parent shall complete a capital financing (whether debt or equity) in an amount necessary to make all such payments on a timely basis.

6.9280G Cooperation. Seller agrees to cooperate with Purchaser prior to Closing to address matters as reasonably requested by Purchaser arising from any payment to any employee or any other individual that is determined by Purchaser to be an “excess parachute payment” (as such term is defined in Section 280G of the Code (and the related regulations thereunder)) that are made as a result of or in connection with the transactions contemplated by this Agreement, regardless of whether such payment occurs before, in connection with or after the Closing.
ARTICLE 7
CLOSING; CLOSING CONDITIONS
7.1Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall, unless otherwise mutually agreed to by the Seller and the Purchaser, be consummated electronically and shall take place at 9:00 a.m., Central Time, on the third (3rd)

Business Day following the satisfaction or waiver of all conditions set forth in Sections 7.2 and 7.3 (other than conditions with respect to actions the respective Parties shall take at the Closing itself, but subject to the satisfaction or waiver of such conditions) (the “Closing Date”). All transactions contemplated herein to occur on and as of the Closing Date shall be deemed to have occurred simultaneously and to be effective as of 12:01 a.m. Central Time on the Closing Date; provided, however, that the Closing Payment Amount shall be calculated as if the transactions contemplated by this Agreement had not occurred.
7.2Conditions to the Obligations of the Purchaser. The obligations of the Purchaser to complete the purchase of the Company Securities and the other transactions contemplated hereby shall be subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by the Purchaser:
a.Accuracy of Representations and Warranties.
i.The representations and warranties of the Company and the Seller contained in Article 2 and Article 3 (other than the Fundamental Representations) (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct on and as of the Closing Date as if made on and as of such date (other than any such representations and warranties that by their terms address matters only as of a particular date, which shall have been true and correct only as of such particular date), except for any failure to be so true and correct which has not had, or would not result in, a Material Adverse Effect.
ii.The Fundamental Representations (other than those referred to in the last sentence of this Section 7.2(a)(ii)) (A) that are qualified as to “materiality” or “Material Adverse Effect” shall be true and correct on and as of the Closing Date as if made on and as of such date (other than any such Fundamental Representations that by their terms address matters only as of a particular date, which shall have been true and correct only as of such particular date), and (B) that are not qualified as to “materiality” or “Material Adverse Effect,” shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than any such Fundamental Representations that by their terms address matters only as of a particular date, which shall have been true and correct in all material respects only as of such particular date). The representations and warranties contained in the first and third sentences of Section 2.3(a), Section 2.3(b) and Section 3.2 shall be true and correct on and as of the Closing Date as if made on and as of such date.
b.Compliance with Obligations. The Seller and the Company shall have performed and complied in all material respects with all agreements, covenants, and conditions required by this Agreement to be performed and complied with by them prior to the Closing Date.
c.No Material Adverse Effect. There shall have been no Material Adverse Effect to the Company or the Business since the date of this Agreement.

d.Expiration of HSR Waiting Period. All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired.
e.Shareholder Approval. The shareholders of the Seller shall have approved this Agreement and the transactions contemplated hereby at the Shareholders’ Meeting by the Requisite Seller Vote.
f.No Proceeding or Litigation. No preliminary or permanent injunction or other Order issued by a court of competent jurisdiction or by any Authority, or any Law or Order promulgated or enacted by any Authority shall be in effect which could reasonably be expected to (i) make illegal, or directly or indirectly prohibit, the consummation of the transactions contemplated by the Transaction Documents, or (ii) result in (A) the prohibition of ownership or the operation by the Purchaser of all or a portion of the Business or (B) the compelling of the Purchaser to dispose of or to hold separately any portion of the Business or assets of the Company or their respective Affiliates as a result of the transactions contemplated by the Transaction Documents.
g.Parent Loan. The Company’s obligations under the USD 100,000,000 Revolving Facility Agreement, as amended and restated on May 30, 2018, and subsequently amended thereafter, between Seller, the Company and DNB Bank ASA, shall have been discharged,
h.Seller Deliveries. The Seller shall have delivered (or caused to be delivered) to the Purchaser each of the following:
i.a certificate, executed by the Seller, dated as of the Closing Date stating that the preconditions specified in Sections 7.2(a), 7.2(b), 7.2(c) and 7.2(e) have been satisfied, in form and substance reasonably satisfactory to the Purchaser;
ii.a certification by the Company that the issued shares of the AdColony, Inc. are not “United States real property interests” as defined in Section 897(c) of the Code, prepared in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code (in a form reasonably acceptable to the Purchaser for purposes of satisfying the Purchaser’s obligations under Treasury Regulations Section 1.1445-2(c)(3)), validly executed by a duly authorized officer of the Company;
iii.a copy of the Funds Flow, duly executed by the Seller;
iv.payoff letters, duly executed by each Closing Indebtedness Holder, which shall include: (i) the aggregate amount required to be paid to such Closing Indebtedness Holder on the Closing Date in order to fully discharge all obligations with respect to all Indebtedness owed by the Company and its Subsidiaries to such Closing Indebtedness Holder, and the wire transfer information for such payment (the “Payoff Amount”); (ii) in the event such Indebtedness is secured, an obligation by the Closing Indebtedness Holder to release all Liens related to such Indebtedness following its receipt of the Payoff Amount; and (iii) a grant of authority by the Closing Indebtedness Holder to the Purchaser to make any filings to release all such liens;
v.duly executed letters of resignation, effective as of the Closing Date, from those individuals to be identified to Seller by Purchaser in writing at least five (5) Business Days prior to the Closing, in form and substance reasonably satisfactory to the Purchaser;
vi.against payment of the Closing Payment Amount, an updated shareholder register of the Company signed by the chairperson of the Board of Directors of the Company representing the Purchaser as the registered owner of the Company Securities; and
vii.a release duly executed by the Seller, in the form attached hereto as Exhibit B.
7.3Conditions to the Obligations of the Seller. The obligations of the Seller to complete the sale of the Company Securities and the other transactions contemplated hereby shall be subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by the Seller:
a.Accuracy of Representations and Warranties. The representations and warranties of the Purchaser contained in Article 5 (i) that are qualified as to “materiality” or “Material Adverse Effect” shall be true and correct on and as of the Closing Date as if made on and as of such date and (ii) that are not qualified as to “materiality” or “Material Adverse Effect,” shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date.
b.Compliance with Obligations. The Purchaser shall have performed and complied in all material respects with all agreements, covenants, and conditions required by this Agreement to be performed and complied with by it prior to the Closing Date.
c.Expiration of HSR Waiting Period. All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired.
d.Shareholder Approval. The shareholders of the Seller shall have approved this Agreement and the transactions contemplated hereby at the Shareholders’ Meeting by the Requisite Seller Vote.
e.No Prohibiting Orders or Laws. No Order or Law is in effect which makes illegal, or otherwise prohibits, the consummation of the transactions contemplated by the Transaction Documents, except to the extent (i) such Order resulted from a material Breach of this Agreement (or other actions taken) by the Seller or (ii) the Seller failed to use commercially reasonable efforts to have any such Order vacated or reversed.
f.Purchaser Deliveries. The Purchaser shall have delivered to the Seller each of the following:

i.a certificate, executed by the Purchaser, dated as of the Closing Date, stating that the preconditions specified in Sections 7.3(a) and 7.3(b) have been satisfied, in form and substance reasonably satisfactory to the Seller; and
ii.a notification to the Company of its acquisition of the Company Securities in accordance with the Norwegian Private Limited Liability Companies Act.
ARTICLE 8
TAX MATTERS
8.1Pre-Closing Returns.
a.The Purchaser, at the Company’s expense, shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns that are required to be filed by, or with respect to, the Company for any Pre-Closing Tax Period that are not filed as of the Closing Date (each a “Pre-Closing Return”). The Purchaser shall submit each such Pre-Closing Return to the Seller for the Seller’s review and comment no later than forty-five (45) days before the due date for such Pre-Closing Return, in the case of an income Tax Return, and as soon as practicable in the case of all other Pre-Closing Returns. No later than fifteen (15) days following the Seller’s receipt of a Pre-Closing Return, the Seller shall notify the Purchaser in writing of any dispute with respect to the manner in which such Pre-Closing Return is prepared, or the related Tax is calculated. If the Purchaser and the Seller are unable to resolve a dispute with respect to any such Pre-Closing Return within a period of fifteen (15) days following the Purchaser’s receipt of notice of any disputed items, then any disputed items shall be resolved in accordance with Section 1.5 mutatis mutandis. All Pre-Closing Returns shall be prepared, and all elections with respect to such Pre-Closing Returns shall be made, in accordance with applicable Law and, unless inconsistent with applicable Law, in a manner consistent with the past practice of the Company. Within five (5) days after the later of (a) the Seller’s approval of any Pre-Closing Return, and (b) the resolution of any dispute with respect to such Pre-Closing Returns, without duplication, the Seller shall pay to the Company the amount of Taxes due with respect to such Pre-Closing Return to the extent there are Pre-Closing Taxes. Nothing hereunder shall limit the right of the Company to file any Pre-Closing Return on a timely basis; provided, however, that a previously filed Pre-Closing Return shall be amended to the extent necessary to reflect resolution of any disputed items contrary to the reporting on such Pre-Closing Return.
b.Without the prior written consent of the Seller (which consent shall not be unreasonably withheld, conditioned or delayed) or unless required by Law or expressly contemplated herein, Purchaser shall not, and shall not permit any of its Affiliates to: (i) amend any Tax Returns of the Company or any of its Subsidiaries for a Pre-Closing Tax Period; or (ii) make or change any Tax elections or accounting methods of the Company or any of its Subsidiaries retroactive to a Pre-Closing Tax Period.
8.2Allocations. For purposes of this Agreement and the determination of indemnification obligations of the Seller, in the case of any Straddle Period, the portion of Taxes attributable to the Pre-Closing Tax Period of such Straddle Period shall be determined as follows: (i) the amount of any Taxes based on or measured by income, gains, receipts, or payroll (including sales and use Taxes) attributable to the Pre-Closing Tax Period portion of such

Straddle Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date; and (ii) the amount of any Taxes not based on or measured by income, gains, receipts, or payroll (including, without limitation, Property Taxes) attributable to the Pre-Closing Tax Period portion of such Straddle Period shall be the total amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, (x) the numerator of which is the number of days in the Straddle Period up to and including the Closing Date, and (y) the denominator of which is the total number of days in such Straddle Period. For purposes of determining income Taxes for which the Seller shall be responsible in respect of any such short taxable year or deemed short taxable year, such amounts equal to any item of loss or deduction properly deductible for U.S. federal, state or local income tax purposes resulting from or attributable to the Final Transaction Expenses and Final Indebtedness shall be treated as deductible in a Pre-Closing Tax Period.
8.3Tax Contests. Seller and Purchaser, as the case may be, shall inform the other of the commencement of any audit, examination or proceeding (each, a “Tax Contest”) relating in whole or in part to Indemnified Taxes. Notwithstanding any provision of Section 9.5(b), (i) The Seller shall at its own expense and upon timely notice to Purchaser, have the sole right to control, contest, resolve and defend in good faith against any Tax Contest relating to Indemnified Taxes of any of the Company or any its Subsidiaries for any taxable period ending on or prior to the Closing Date; provided, however, that the Purchaser shall have the right to participate at its own expense in the defense of such Tax Contest, and (ii) Purchaser shall at its own expense be entitled to control, contest, resolve and defend in good faith, all proceedings taken in connection with such Tax Contest not controlled by the Seller pursuant to clause (i); provided, however, that the Seller shall have the right to participate at its own expense in the defense of such Tax Contest. Any such Tax Contest (or any portion thereof) shall not be settled or resolved without the consent of the non-controlling party, which consent shall not be unreasonably withheld, conditioned or delayed. No failure or delay in providing such notice shall reduce or otherwise affect the obligations or liabilities of any party hereto, except to the extent such failure or delay materially adversely affects the recipient party's ability to defend against any Liability or claim with respect to such Taxes.
8.4Cooperation and Records Retention. The Seller and the Purchaser shall (a) each provide the other, and the Purchaser shall cause the Company to provide the Seller, with such assistance as may be reasonably requested by any of them in connection with the preparation of any Tax Return, audit, or other examination by any Taxing Authority or judicial or administrative proceedings relating to liability for Taxes, (b) each retain and provide the other, and the Purchaser shall cause the Company to retain and provide the Seller with, any records or other information that may be relevant to such Tax Return, audit or examination, proceeding, or determination, and (c) each provide the other with any final determination of any such audit or examination, proceeding, or determination that affects any amount required to be shown on any Tax Return of the other or the Company for any period. Each Party shall bear its own expenses in complying with the provisions of this Section 8.4. Notwithstanding anything to the contrary in this Article 8, neither Seller nor Purchaser shall be required to provide any Person, before or after the Closing Date, any right to access or to review any consolidated Tax Return or any Tax work papers relating thereto.

8.5Termination of Tax Arrangements. Other than any Ordinary Course Agreement, all Tax sharing, Tax allocation and similar agreements and arrangements, other than commercial agreements, including, but not limited to leases and loan agreements, to which the Company is a party and pursuant to which the Company or the Purchaser may have any obligations or responsibilities with respect to Taxes, shall be terminated prior to the Closing, and the Company shall have no further obligations or responsibilities thereunder following the Closing.
8.6Transfer Taxes. The Seller and the Purchaser shall each be responsible for and shall pay one-half of all Transfer Taxes (and such amount borne by the Seller will be considered Transaction Expenses hereunder). The Party required by Law to file a Tax Return with respect to such Transfer Taxes shall do so in the time and manner prescribed by Law, and the non-filing Party shall promptly reimburse the filing Party for its share of any Transfer Taxes upon receipt of evidence reasonably satisfactory to the non-filing Party of the amount of such Transfer Taxes.
8.7Refunds. The Seller shall be entitled to receive prompt payment from Purchaser (if Purchaser or any of its Affiliates shall be the recipient) of, any refund of or credit with respect to Taxes, plus any interest received with respect thereto from the applicable Taxing Authorities (less Taxes, if any, imposed on Purchaser, the Company, or any of its Subsidiaries with respect to such interest and less the reasonable costs and expenses of Purchaser including the Tax cost of receipt of such refund or credit), of the Company, or any of its Subsidiaries for Pre-Closing Periods that Purchaser actually receives other than refunds of Taxes that are (A) attributable to the carry back to a Pre-Closing Tax Period of any loss or Tax attribute from a period (or portion thereof) after the Closing Date or (B) that are included as an asset in the Working Capital Amount. Purchaser shall be entitled to all other refunds of or credits with respect to Taxes.
8.8Withholding. Notwithstanding any other provision in this Agreement, the Purchaser shall have the right to deduct and withhold any required Taxes from any payments to be made hereunder. To the extent that amounts are so withheld and paid to the appropriate Taxing Authority, such withheld amounts will be treated for all purposes of this Agreement as having been delivered and paid to the Seller or any other recipient of payment in respect of which such deduction and withholding was made.
8.9Apportionment of Section 382 Limitation. The Purchaser and the Company agree that the amount of any applicable Section 382 limitation amount that is subject to apportionment to Skyfire in connection with the Skyfire Spin-Off shall be apportioned as $6,200,000.
ARTICLE 9
INDEMNIFICATION
9.1Survival.
a.Representations and Warranties of the Seller and the Company. All representations and warranties under Article 2 and Article 3, and the rights of any Purchaser Indemnified Party to be indemnified, compensated and reimbursed with respect to any Breach of any such representations and warranties, shall survive the Closing until 11:59 p.m. (California time) on the date that is (i) 18 months after the Closing Date (the “Expiration Time”), with respect to all representations and warranties other than Privacy Representations, Fundamental

Representations and Tax Representations, (ii) 24 months after the Closing Date in the case of Privacy Representations, and (iii) 36 months after the Closing Date in the case of Fundamental Representations and Tax Representations.
b.Representations and Warranties of the Purchaser and the Parent. The representations and warranties of the Purchaser and Parent in Article 4, and the right of the Seller Indemnified Parties to be indemnified, compensated and reimbursed with respect to any Breach of any such representations and warranties, shall survive the Closing until the earlier of (i) the time at which all obligations of the Purchaser to pay the Earn-Out Payment Amount and the Second Cash Consideration Amount have been satisfied in full, and (ii) the Expiration Time.
c.Survival of Pre-Closing Covenants. A claim for Breach of the covenants and agreements of the Seller, the Company and the Purchaser required to be performed or fulfilled solely at or prior to the Closing contained in this Agreement or in any certificate or document delivered at or prior to the Closing in connection with the transactions contemplated hereby, and the rights of the Purchaser Indemnified Parties or Seller Indemnified Parties to be indemnified, compensated and reimbursed with respect to any Breach thereof, shall, in each case, survive the Closing until the Expiration Time.
d.Survival of Post-Closing Covenants. The covenants and agreements of the Seller, the Company and the Purchaser required to be performed after the Closing contained in this Agreement or in any certificate or document delivered at or prior to the Closing in connection with the transactions contemplated hereby, and the rights of the Purchaser Indemnified Parties or Seller Indemnified Parties to be indemnified, compensated and reimbursed with respect to any Breach thereof, shall survive the Closing until the expiration or termination of such covenants or agreements by their terms.
e.No Liability Following Expiration. Notwithstanding anything to the contrary herein, no Person (and no officer, agent, employee, direct or indirect holder of any equity interest or securities, or Affiliates of such Person) shall have any liability under this Agreement or any certificate or document delivered at or prior to the Closing in connection with the transactions contemplated hereby with respect to any representation, warranty, covenant or obligation for which such Person may be liable following the expiration of the applicable survival period for any such representation, warranty, covenant or obligation set forth in this Section 9.1 (and this sentence is intended to benefit each such Person, whether or not parties to this Agreement), whether such liability has accrued prior to, on or after the Closing, whether in contract, tort or otherwise, to the maximum extent permitted by Law; provided, however, the limitations in this Section 9.1 shall not limit any of the rights and remedies of the any Person: (i) for Fraud by any Party, (ii) under any insurance policy (including the R&W Insurance Policy) or (iii) with respect to Claims for which a Notice of Claim has been validly delivered prior to the expiration of the applicable survival period.
9.2Monetary and Other Limitations.
a.Notwithstanding anything to the contrary contained in this Agreement (including in Section 9.3) and except with respect to any Losses arising from Fraud by the Seller,

(i) the Purchaser Indemnified Parties shall not be entitled to any recovery pursuant to Section 9.3(a) or (b) until the Losses incurred with respect to a Claim pursuant to such Section exceed $25,000 (the “Mini-Basket Amount”), and then, in such case, the entire amount of such Losses shall count towards the Deductible, and (ii) the Purchaser Indemnified Parties shall not be entitled to any recovery pursuant to Section 9.3(a) or (b) until, excluding Claims that are less than the Mini-Basket Amount, the Losses incurred with respect thereto exceed, in the aggregate, $1,700,000 (the “Deductible Amount”), and then the Purchaser Indemnified Parties shall be entitled to recover only to the extent that aggregate indemnified Losses exceed the Deductible Amount.
b.Subject to the other limitations contained herein and except with respect to any Losses arising from Fraud by the Seller, the maximum aggregate liability of the Seller (and its Affiliates and Representatives) pursuant to Section 9.3(a) and (b) shall be (i) with respect to the General Representations, an amount equal to $20,000,000 (the “General Representation Cap”), (ii) with respect to the Privacy Representations, an amount equal to $40,000,000 (the “Privacy Representations Cap”) and (iii) with respect to Fundamental Representations and Tax Representations, the Purchase Price (the “Fundamental and Tax Cap”).
c.Subject to the other limitations contained herein and except with respect to any Losses arising from Fraud by the Seller, the maximum aggregate liability of the Seller (and its Affiliates and Representatives) (i) pursuant to Section 9.3(g) shall be an amount equal to $40,000,000 (the “Special Indemnity Cap”), and (ii) pursuant to Section 9.3(d) shall be an amount equal to the Fundamental and Tax Cap.
d.Notwithstanding anything herein to the contrary, any Losses for which the Seller is obligated to indemnify the Purchaser Indemnified Parties under Section 9.3 and which are subject to the General Representation Cap, the Privacy Representations Cap or the Special Indemnity Cap, shall also be subject to the Fundamental and Tax Cap.
e.The Purchaser will have no obligation to indemnify the Seller pursuant to Section 9.4, except to the extent that the aggregate amount of all such Losses incurred or suffered by the Seller exceed the Deductible Amount at which time, the Seller shall be entitled to recover only those Losses in excess of the Deductible Amount.
f.Notwithstanding anything to the contrary in this Agreement, no Party shall be entitled to receive indemnification for any failure to properly calculate or otherwise determine the Indebtedness Payoff Amount or the Transaction Expenses Amount, both of which are subject to adjustment pursuant to Section 1.5.
g.Notwithstanding anything to the contrary in this Agreement, for purposes of determining whether any Breach of a representation or warranty occurred and for purposes of calculating the amount of Losses resulting from any such Breach of a representation or warranty, all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material,” “materiality,” “in all material respects,” “Material Adverse Effect,” or any similar term or phrase shall be disregarded and the representations and warranties of the Parties contained in this Agreement shall be read as if such terms and phrases were not included in them.

h.Notwithstanding anything to the contrary in this Agreement, (i) the right of any Indemnitee to indemnification pursuant to this Agreement shall not be limited by reason of any facts or circumstances known to them or their Representatives at any time or resulting from any Breach of any covenant, agreement, representation, or warranty of which any Indemnitee or its Representatives has knowledge at any time, or the decision of any Indemnitee to consummate the Closing, and (ii) each Indemnitee shall have the right, irrespective of any knowledge or investigation of such Indemnitee (or of its Representatives), to rely fully on the representations, warranties, and covenants contained herein.
i.The amount of any Losses for which indemnification is provided for under this Agreement shall be reduced by (i) any amounts actually received by the Indemnitee as a result of any indemnification, contribution or other payment by any third party, net of any costs of collection, (ii) any insurance proceeds (including pursuant to the R&W Insurance) or other amounts actually received by the Indemnitee from third parties with respect to such Losses, net of the present value of any increases in premiums directly attributable to the applicable Losses, any costs of collection, Taxes, deductibles or other costs or expenses resulting from making any claims thereunder and (iii) any Tax benefit actually received by the Purchaser or any Affiliate of the Purchaser in connection with such Losses or any of the events or circumstances giving rise or otherwise related to such Losses, provided that any such Tax benefit was received in the taxable year in which the Losses giving rise to such Tax benefit were incurred. The Purchaser Indemnified Parties shall seek, and use reasonable best efforts to obtain, full recovery of any Losses from all such third parties and under all such insurance policies, and shall not be entitled to indemnification under this Article 9 in respect of any such Losses until after the Purchaser Indemnified Parties shall have used reasonable efforts to recover from all such sources of recovery. In the event that a Purchaser Indemnified Party obtains recovery from any insurance policies, indemnity or contribution agreements, contracts or any other source of recovery with respect to any Losses for which such Purchaser Indemnified Party was previously indemnified under this Article 9, then such Purchaser Indemnified Party shall refund any such recovered Losses to the Seller promptly following recovery thereof.
9.3Indemnification by the Seller. Subject to the terms of this Article 9, the Seller shall, indemnify, defend, and hold harmless, the Purchaser, its Affiliates, and their respective Representatives, successors, and assigns (collectively, the “Purchaser Indemnified Parties”) from, against, and in respect of, any and all Losses resulting from, or in respect of, any of the following:
a.any Breach of any representation or warranty set forth in Article 2;
b.any Breach of any representation or warranty set forth in Article 3;
c.any non-fulfillment or Breach of any covenant or obligation on the part of the Company or the Seller under this Agreement;
d.any Indemnified Taxes;

e.the Skyfire Spin-Off and any Taxes related thereto or arising in connection therewith;
f.the operation and business of Skyfire, whether before or after the Closing, and any Losses related thereto or arising in connection therewith; and
g.those items set forth on Schedule 9.3(g).
9.4Indemnification by the Purchaser. Subject to the terms of this Article 9, the Purchaser shall indemnify, defend, and hold harmless the Seller, its Affiliates (including the Company and its Subsidiaries prior to Closing), and their respective Representatives, successors, and assigns (the “Seller Indemnified Parties”) from, against, and in respect of, any and all Losses resulting from, or in respect of, any of the following:
a.any Breach of any representation or warranty set forth in Article 4; and
b.any non-fulfillment or Breach of any covenant or obligation on the part of the Purchaser under this Agreement.
9.5Notice of Claims; Third Party Claims; Direct Claims.
a.Notice of Claim. Should any party seeking indemnification hereunder (the “Indemnitee”) for any Claim, liability, or obligation from any other Party to this Agreement (the “Indemnitor”) obtain actual knowledge of any event which could reasonably be expected to give rise to the other Party’s liability under this Article 9, it shall give written notice thereof to the Indemnitor as promptly as practicable after the Indemnitee obtains knowledge of such event (provided that the failure to timely provide such notice shall not impair the rights of the Indemnitee to seek indemnification from the Indemnitor except to the extent that the Indemnitor is actually materially prejudiced by such failure to give notice). Such notice (hereinafter the “Notice of Claim”) shall specify (i) whether the Claim is based upon a Claim made by a third party (a “Third Party Claim”) or is not based upon a Claim made by a third party (a “Direct Claim”), and (ii) in reasonable detail (on the basis of the information then available), the grounds and, to the extent known or determinable, the amount of the Loss.
b.Third Party Claims.
i.Except as otherwise provided in this Agreement, the following procedures shall be applicable with respect to indemnification for Third Party Claims. Promptly after receipt by the Indemnitee of a notice of the commencement of any action or the assertion of any Claim, liability or obligation by a third party (whether by legal process or otherwise), against which Claim, liability, or obligation the Indemnitor is, or may be, required under this Agreement to indemnify such Indemnitee, the Indemnitee shall, if a Claim thereon is to be, or may be, made against the Indemnitor, provide the Notice of Claim and give the Indemnitor a copy, to the extent then available, of such Claim, process, and all legal pleadings; provided, however, the failure to give such notice shall not constitute a waiver or release of the Indemnitor, but the obligation of the Indemnitor shall be reduced to the extent of any actual monetary prejudice resulting from the Indemnitee’s intentional delay or failure to give any such notice as determined by a court of competent jurisdiction. The Indemnitor shall have the right to (A) participate in the defense of such action with counsel of reputable standing that is reasonably acceptable to the Indemnitee and (B) assume the defense of such action, at its election, unless (1) such action is reasonably likely to result in injunctions or other equitable remedies in respect of the Indemnitee or its business, (2) the named parties to any such action (including any impleaded parties) include both the Indemnitee and the Indemnitor, and the Indemnitee has been advised by legal counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnitor, (3) such action may result in criminal proceedings, injunctions, or other equitable remedies, (4) such action is reasonably likely to have a material and adverse effect on the business or financial condition of the Indemnitee after the Closing Date (including any material and adverse effect on the Tax liabilities, earnings, or ongoing business relationships of the Indemnitee), or (5) upon petition by the Indemnitee, if an appropriate court rules that the Indemnitor failed or is failing to vigorously prosecute or defend such Claim, in which events the Indemnitee shall assume the defense; provided, however, the foregoing limitations in clauses “(1)” through “(5)” shall not apply to any Third Party Claims to which an Indemnitee would be entitled to indemnification pursuant to Section 9.3(g). If the Indemnitor assumes the defense of such action, the assertion of such right will constitute an acknowledgement by the Indemnitor that the action represents a Claim for which the Indemnitor is responsible under this Article 9 and is subject to the terms, conditions, and limitations set forth in this Article 9. The Indemnitor and the Indemnitee shall cooperate in the defense of such Claims. In the event that the Indemnitor assumes or participates in the defense of such Third Party Claim as provided herein, the Indemnitee shall make available to the Indemnitor all relevant records and take such other action and sign such documents as are reasonably necessary to defend such Third Party Claim. If the Indemnitee shall be required by judgment or a settlement agreement to pay any amount in respect of any obligation or liability for Losses against which the Indemnitor has agreed to indemnify the Indemnitee under this Agreement, the Indemnitor shall, at the option of the Indemnitee, promptly make such payment of Losses or promptly reimburse the Indemnitee for such Losses. In the event that the Indemnitor does not accept the defense of any matter for which it is entitled to assume such defense as provided above, the Indemnitee shall have the full right to defend against any such Claim.
ii.Prior to paying or settling any Claim against which an Indemnitor is obligated under this Agreement to indemnify an Indemnitee, the Indemnitee must first supply the Indemnitor with a copy of a final court judgment or decree holding the Indemnitee liable on such Claim or failing such judgment or decree, or must first supply the Indemnitor with a copy of a valid and binding settlement agreement. Notwithstanding anything to the contrary set forth herein, an Indemnitor or Indemnitee shall not settle any Claim against it (or with respect to which it may have any liability or obligation under this Agreement or otherwise) without the prior written approval of the other, which approval shall not be unreasonably withheld, conditioned, or delayed.
iii.An Indemnitee shall have the right to employ its own counsel in any case, but the fees and expenses of such counsel shall be at the expense of the Indemnitee unless (A) the employment of such counsel shall have been authorized in writing by the Indemnitor in connection with the defense of such claim, (B) the Indemnitor did not exercise its rights to assume the defense with respect to such claim, employ counsel in the defense of such claim, or was not entitled to assume the defense pursuant to the terms of Section 9.5(b)(i), or (C) the named parties to any such action (including any impleaded parties) include both the Indemnitee and the Indemnitor, and the Indemnitee shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnitor, in any of which events reasonable fees and expenses of not more than one additional counsel for the indemnified parties shall be borne by the Indemnitor.
c.Direct Claims. Except as otherwise provided in this Agreement, the following procedures shall be applicable with respect to Direct Claims. With regard to Direct Claims, the Indemnitor, following receipt of the Notice of Claim, shall have sixty (60) days from such receipt in order to carry out any investigations in relation to the Notice of Claim. In order to facilitate such investigations, the Indemnitee shall make available to the Indemnitor the information upon which the Indemnitee is basing its Notice of Claim, together with all other information which the Indemnitor may reasonably request that the Indemnitee possesses or is able to obtain by using its commercially reasonable efforts. Should the Parties, within the aforesaid sixty (60) day period (subject to any possible extensions agreed between them), agree, in whole or in part, upon the Indemnitor’s liability for the claim, the Indemnitor shall pay to the Indemnitee the entire agreed upon amount pursuant to the claim. In addition, all reasonable costs and expenses incurred by both the Indemnitee and Indemnitor associated with Direct Claims shall be paid by the non-prevailing Party, unless otherwise agreed to by the Parties.
9.6Security for the Indemnification Obligation.
a.Subject to the limitations contained in this Article 9, any Losses for which a Purchaser Indemnified Party is entitled to indemnification, compensation or reimbursement of any kind pursuant to Sections 9.3(a), 9.3(b) and 9.3(d) shall be subject to the limitations set forth in Section 9.2, and must be satisfied (i) first, by recourse to the R&W Insurance, (ii) second, by offset against the Earn-Out Payment Amount (if any), and (iii) finally, but only to the extent the R&W Insurance and offset against the Earn-Out Payment Amount (if any) are not sufficient to indemnify, compensate or reimburse the Purchaser Indemnified Parties for such Losses, by the Seller in cash.
b.Subject to the limitations contained in this Article 9, any Losses for which a Purchaser Indemnified Party is entitled to indemnification, compensation or reimbursement of any kind pursuant to Section 9.3 (other than Sections 9.3(a), 9.3(b) and 9.3(d)), or arising from Fraud, may be satisfied from any of the following: (i) by recourse (if any) to the R&W Insurance, (ii) by offset against the Earn-Out Payment Amount (if any), and (iii) finally, but only to the extent the R&W Insurance and offset against the Earn-Out Payment Amount (if any) are not sufficient to indemnify, compensate or reimburse the Purchaser Indemnified Parties for such Losses, by the Seller in cash.
c.Notwithstanding anything in this Agreement to the contrary, in no event shall any Purchaser Indemnified Party be entitled to offset any Losses for any Breach of any representation, warranty, covenant or obligation under this Agreement by offsetting such Losses against the Second Cash Consideration Amount.
d.Neither the exercise nor the failure to exercise a remedy shall constitute an election of remedies or limit any Purchaser Indemnified Party in any manner in the enforcement of any other remedies that may be available to them. All payments for indemnifiable Losses made pursuant to this Article 9 shall be treated as adjustments to the Purchase Price.
e.Each Indemnitor shall pay any required indemnification amount claimed by the Indemnitee in immediately available funds within thirty (30) days after the Indemnitee provides the Indemnitor with written notice of a claim hereunder in accordance with this Agreement unless the Indemnitor in good faith disputes such claim. If the Indemnitor disputes such claim in good faith, then promptly after the resolution of such dispute, the amount finally determined to be due shall be paid by the Indemnitor to the Indemnitee in immediately available funds within five (5) days of such dispute resolution. In the event the Indemnitor fails to pay the Indemnitee the amount of such indemnification claim within such five (5) day period the Indemnitor shall pay the Indemnitee interest on the amount of such indemnification claim at a rate of five percent (5%) per annum until the indemnification claim is paid in full.
f.If any Indemnitor fails to comply with its obligations to make cash payments to an Indemnitee in an aggregate amount sufficient to reimburse the Indemnitee for all Losses resulting from an indemnified claim, the Indemnitee may pursue any and all rights and remedies against the Indemnitor available at Law or in equity, subject to the limitations set forth in Section 9.2.
9.7Exclusive Remedy. The Parties acknowledge and agree that the provisions in this Article 9 shall be the sole and exclusive remedy of all Purchaser Indemnified Parties with respect to the transactions contemplated by this Agreement except (a) claims arising from the Fraud of the Seller, (b) claims relating to Section 1.5 and 6.2, and (c) the remedies of specific performance and injunctive or other equitable relief to the extent expressly permitted elsewhere in this Agreement (including pursuant to Section 6.2).
ARTICLE 10
TERMINATION
10.1Methods of Termination. This Agreement may be terminated and the transactions herein contemplated may be abandoned at any time prior to the Closing Date (whether before or after the receipt of the Requisite Seller Vote):
a.by mutual consent in writing of the Purchaser and the Seller;
b.by written notice from the Purchaser or the Seller if the transactions contemplated by this Agreement are not consummated on or before the End Date; provided however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any Party (including the Company in the case of the Seller) whose Breach of a representation, warranty, covenant, or agreement under this Agreement has been a contributing cause of, or was a contributing factor that resulted in the failure of, the Closing to occur on or before the End Date;
c.if any Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the transactions contemplated by this Agreement, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to any Party whose Breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been a contributing cause of, or was a contributing factor that resulted in, the issuance, promulgation, enforcement, or entry of any such Law or Order; or
d.by written notice from the Purchaser to the Seller or from the Seller to the Purchaser if this Agreement has been submitted to the shareholders of the Seller for approval at a duly convened Shareholders’ Meeting and the Requisite Seller Vote shall not have been obtained at such meeting (unless such Shareholders’ Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof);
e.by written notice from the Purchaser to the Seller if a Seller Adverse Recommendation Change shall have occurred or the Seller’s Board of Directors shall have approved, or recommended the approval of, any Company Acquisition Agreement;
f.by the Seller if a Seller Adverse Recommendation Change shall have occurred in response to a Superior Proposal, provided that, prior to such termination: (A) the Seller delivers to the Purchaser a written notice (the “Superior Proposal Notice”) stating that the Seller intends to terminate this Agreement to accept a Superior Proposal and providing the Purchaser with a reasonable summary of such Superior Proposal; (B) during the five (5) Business Day period commencing on the date of the Purchaser’s receipt of such Superior Proposal Notice, the Seller shall have made its senior management and financial and legal advisors available at reasonable times for the purpose of engaging in negotiations with the Purchaser (to the extent the Purchaser desires to negotiate) regarding a possible amendment of this Agreement so that the Acquisition Proposal that is the subject of the Superior Proposal Notice ceases to be a Superior Proposal; and (C) after the expiration of the negotiation period described in clause “(B)” above, the Seller’s Board of Directors shall have determined in good faith, after consultation with its outside legal counsel and its financial advisor, and after taking into account any amendments to this Agreement that the Purchaser has irrevocably agreed in writing to make as a result of the negotiations contemplated by clause “(B)” above, that (1) such Acquisition Proposal constitutes a Superior Proposal and (2) the failure to effect a Seller Adverse Recommendation Change would be inconsistent with the fiduciary obligations of the Board of Directors of the Seller to the Seller’s shareholders under applicable Law;
g.by written notice from the Purchaser to the Seller if (provided, that the Purchaser is not then in material Breach of any representation, warranty, covenant, or other agreement contained herein that would cause any condition set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied) (i) the Company or the Seller fails to perform in any respect any covenants or agreements contained in this Agreement required to be performed by the

Company or the Seller prior to the Closing or (ii) the Company or the Seller is otherwise in Breach under this Agreement, and in the case of both clause “(i)” and clause “(ii)” such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied; provided, however, if any such Breach is curable, the Purchaser may not terminate this Agreement until the date that is thirty (30) Business Days from the date written notice was provided by the Purchaser to the Seller of such Breach; or
h.by written notice from the Seller to the Purchaser if (provided, that none of the Company or the Seller are then in material Breach of any representation, warranty, covenant, or other agreement contained herein that would cause any condition set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied) (i) the Purchaser fails to perform in any respect any covenants or agreements contained in this Agreement required to be performed by the Purchaser prior to the Closing or (ii) the Purchaser is otherwise in Breach under this Agreement, and in the case of both clause “(i)” and clause “(ii)” such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied; provided, however, if any such Breach is curable, the Seller may not terminate this Agreement until the date that is thirty (30) Business Days from the date written notice was provided by the Seller to the Purchaser of such Breach.
10.2Procedure Upon Termination. The Party desiring to terminate this Agreement pursuant to Section 10.1 (other than pursuant to Section 10.1(a)) shall deliver written notice of such termination to each other Party hereto specifying with particularity the reason for such termination. In the event of termination and abandonment pursuant to Section 10.1, this Agreement shall terminate and shall be abandoned without further action by any of the Parties and shall immediately become null and void and there shall be no liability on the part of any Party or its Representatives to any other Party hereto, except with respect to obligations under Section 5.5 (Confidentiality), this Section 10.2, Section 10.3 and Article 11 (Miscellaneous Provisions) all of which shall survive the termination of this Agreement and remain in full force and effect in accordance with their terms. If this Agreement is terminated as provided herein:
a.each Party shall either destroy or redeliver to the furnishing Party all documents and other material of such furnishing Party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof;
b.all information received by any Party with respect to the business of any other Party (other than information which is a matter of public knowledge or which has heretofore been or is hereafter published in any publication for public distribution or filed as public information with any Authority) shall not at any time be used for the advantage of, or disclosed to third parties by, such Party to the detriment of the Party furnishing such information and shall remain subject to the terms and obligations set forth in the Confidentiality Agreement; and
i.any Breaching or defaulting Party shall remain liable for any Breach or default that occurred prior to such termination and each non-Breaching or non-defaulting Party may at its option enforce its rights against such Breaching or defaulting Party and seek any remedies against such Party, as provided hereunder and by applicable Law.

10.3Fees and Expenses Following Termination.
a.If this Agreement is terminated by the Purchaser pursuant to Section 10.1(e) or by the Seller pursuant to Section 10.1(f), then the Seller shall pay the Purchaser (by wire transfer of immediately available funds), (i) in the case of termination pursuant to Section 10.1(e), within five (5) Business Days after such termination and (ii) in the case of termination pursuant to Section 10.1(f), contemporaneously with such termination, an amount equal to the Termination Fee.
b.If this Agreement is terminated: (i) (A) by the Purchaser or the Seller pursuant to Section 10.1(d) hereof, or (B) by the Seller or the Purchaser pursuant to Section 10.1(b) hereof, and provided that the Requisite Seller Vote shall not have been obtained at the Shareholders’ Meeting (including any adjournment or postponement thereof) on or before such termination, (ii) prior to such termination, an Acquisition Proposal shall have been publicly disclosed and not withdrawn, and (iii) within nine months following the date of such termination of this Agreement the Seller shall have entered into a definitive agreement with respect to a Qualified Acquisition Proposal, or a Qualified Acquisition Proposal shall have been consummated, then in any such event the Seller shall pay the Purchaser (by wire transfer of immediately available funds), immediately prior to and as a condition to entering into such definitive agreement or consummating such transaction, whichever is earlier, an amount equal to the Termination Fee.
c.The Seller acknowledges and hereby agrees that the provisions of this Section 10.3 are an integral part of the transactions contemplated by this Agreement, and that, without such provisions, the Purchaser would not have entered into this Agreement. If the Seller fails to pay in a timely manner the amounts due pursuant to this Section 10.3, and, in order to obtain such payment, the Purchaser makes a claim against the Seller or its Affiliates that results in a judgment against the Seller or its Affiliates, the Seller shall pay to the Purchaser the reasonable and documented out-of-pocket expenses of the Purchaser (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in this Section 10.3 at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or a lesser rate that is the maximum permitted by applicable Law. The Parties acknowledge and agree that: (i) the right to receive the amounts set forth in this Section 10.3 shall not limit or otherwise affect the Purchaser’s right to the remedies of specific performance and injunctive or other equitable relief to the extent expressly permitted elsewhere in this Agreement (including pursuant to Section 6.2); and (ii) in no event shall the Seller be obligated to pay the amounts set forth in this Section 10.3 on more than one occasion.
ARTICLE 11
MISCELLANEOUS PROVISIONS
11.1Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified, and supplemented only by a written agreement between the Seller and the Purchaser.

11.2Waiver of Compliance; Consents. Any failure of any Party to comply with any obligation, covenant, agreement, or condition herein may be waived in writing by the other Parties, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any Party, such consent shall be given in writing to be effective.
11.3Notices. All notices, requests, demands, and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given (a) one (1) Business Day after being delivered by hand, (b) three (3) Business Days after being mailed first class or certified with postage paid, (c) one (1) Business Day after being couriered by overnight receipted courier service, or (d) one (1) Business Day after being sent by email:
i.If to the Company (prior to the Closing), and/or the Seller, to:
Otello Corporation ASA
Gjerdrums Vei 19
No-0484 Oslo, Norway
Attention: General Counsel
Email: jho@otellocorp.com
with a copy to (which shall not constitute notice):
Hogan Lovells US LLP
4085 Campbell Avenue
Suite 100
Menlo Park, CA 94025
Attention: Keith Flaum
Email: keith.flaum@hoganlovells.com
or to such other Person or address as the Seller shall furnish by notice to the Purchaser in writing.
ii.If to the Company (following the Closing) and/or the Purchaser, to:
Digital Turbine, Inc.
110 San Antonio Street, Suite 160
Austin, Texas 78701
Attention: Barrett Garrison
Email:      barrett.garrison@digitalturbine.com
with a copy to (which shall not constitute notice):
Jackson Walker L.L.P.
100 Congress Avenue, Suite 1100
Austin, Texas 78701

Attention: Michael F. Meskill
Email: mmeskill@jw.com
or to such other Person or address as the Purchaser shall furnish by notice to the Seller in writing.
11.4Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties, except that the Purchaser may, without the prior approval of any Seller Party, and provided that each of Purchaser and Parent continue remain fully liable for its obligations and liabilities hereunder, (a) assign its rights, interests, and obligations hereunder to any Affiliate, and (b) grant Liens in respect of its rights and interests hereunder to its lenders (and any agent for the lenders), and the Parties consent to any exercise by such lenders (and such agent) of their rights and remedies with respect to such collateral.
11.5Governing Law; Dispute Resolution.
a.The Agreement shall be governed by the internal laws of the State of Delaware as to all matters, including matters of validity, construction, effect, and performance; provided, however, that any matters relating to the Board of Directors of the Seller (including relating to the obligations of the Board of Directors in the context of an Acquisition Proposal) or the Shareholders’ Meeting, or any other matters for which the application of the laws of the Kingdom of Norway are required, shall be governed by the internal laws of the Kingdom of Norway.
b.Except as otherwise specifically provided in this Agreement and not in limitation of Section 6.2(e) in any respect, if any dispute arises out of or in connection with this Agreement (a “Dispute”), the Purchaser and the Seller shall attempt to resolve the Dispute through good faith negotiations. If the Purchaser and the Seller fail to resolve the Dispute within thirty (30) days after attempting to do so, then either the Purchaser or the Seller may submit a Dispute to binding arbitration administered by the American Arbitration Association pursuant to its Commercial Arbitration Rules and Procedures for Large Complex Commercial Disputes as follows:
i.The arbitration shall be before three (3) arbitrators who, subject to the other provisions of this Section 11.5(b), are to be appointed in accordance with the said rules and who, to the extent possible, shall have experience and expertise in the subject matter involved in the Dispute.
ii.Within thirty (30) days of the submission of a Dispute to arbitration, the Purchaser (which shall be entitled to specify one (1) arbitrator), and the Seller, on the other hand (which shall be entitled to specify one (1) arbitrator), shall each notify the other in writing of the name of the independent arbitrator chosen by them to participate as a member of a three-member panel of arbitrators. When an arbitrator has been appointed by (or where appointed by administrator, for) each of the Purchaser and the Seller, the two named arbitrators shall select the third member of the arbitration panel within twenty (20) days after they have both been appointed, and they shall promptly notify the Purchaser and the Seller thereof. Each of the Purchaser and the Seller shall promptly notify the other and the other arbitrators in writing if the third arbitrator has any relationship to or affiliation with such Person, in which case another arbitrator shall be selected within ten (10) days thereafter by the arbitrators selected by the Purchaser and the Seller. If the two initially appointed arbitrators cannot timely agree on a third arbitrator, then the American Arbitration Association shall nominate and appoint the third arbitrator.
iii.The arbitrators, to the extent possible, shall follow the choice of law agreed among the Parties under this Agreement.
iv.The arbitration hearing shall be held at a site in New York, NY, to be agreed to by a majority of the arbitrators.
v.The arbitration hearing shall be concluded within 240 days after it is commenced unless otherwise ordered by a majority of the arbitrators on compelling grounds, and the award thereon or decision with respect thereto shall be made within thirty (30) days after the close of the submission of evidence; provided, however, that failure by the arbitrators to conclude the arbitration hearing or make such award or decision within the foregoing deadlines shall not invalidate such arbitration hearing, award or decision. Arbitration demanded hereunder shall be final and binding on the Parties. The decision, arbitration order and relief agreed upon in writing by any two of the arbitrators shall be deemed the decision of the panel for all purposes hereof. Under no circumstances may the arbitration panel award punitive or any other exemplary damages. Unless the Parties otherwise agreed in writing, the arbitration panel shall render a reasoned award.
vi.The Parties agree that the arbitration panel may render, and the Parties shall abide by, any interim ruling that the arbitration panel deems necessary or prudent regarding discovery, summary proceedings, or other pre-arbitration matters. The taking of evidence and the disclosure of documents shall be in accordance with the IBA Rules on the Taking of Evidence in International Commercial Arbitration in effect as of the date of the filing of the Request for Arbitration.
vii.The Parties hereby submit to the in personam jurisdiction of the state and federal courts located in the State of New York, and agree that any such court may enter all such orders as may be necessary or appropriate in connection with the arbitral process, including interim or injunctive remedies and to enforce and/or to confirm any ruling or decision or any award rendered by the arbitration panel. Any court of law of the State of New York or the United States of America shall enforce the decision of the panel of arbitrators in its entirety and only in its entirety; provided, however, that if a court for any reason refuses to enforce any equitable remedies ordered by the arbitration panel, such refusal shall not affect any damage or attorney fee award made by the arbitration panel. It is expressly understood and agreed that this agreement to arbitrate falls under and shall be governed by the United Nations Convention on the Recognition and Enforcement of Foreign Arbitration Awards as codified by Chapter 2, section 201 of the Federal Arbitration Act.
viii.The Purchaser and the Seller shall each pay the fees, costs and expenses charged by the arbitrator chosen by it, and, in advance, one-half (1/2) of the fees, costs and expenses charged by the third arbitrator; provided, however, that the non-prevailing party in any arbitration, as determined by the arbitrators, shall pay the fees and expenses (including attorneys’ fees and expenses) of the prevailing party and all fees and expenses of the arbitration.
c.Except as may be required by Law, neither the Purchaser nor the Seller (nor its Representatives) may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both the Purchaser and the Seller and all arbitration proceedings hereunder shall be conducted in a manner that shall preserve the confidentiality of any and all such proceedings hereunder.
11.6Counterparts. This Agreement may be executed in multiple counterparts (including by means of facsimile or electronically transmitted portable document format (PDF) signature pages), any one of which need not contain the signatures of more than one Party, but all such counterparts taken together shall constitute one and the same instrument and shall have the same force and effect as an original fully executed version of this Agreement.
11.7Headings. The article and section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
11.8Entire Agreement. This Agreement and the other Transaction Documents, embody the entire agreement and understanding of the Parties in respect of the transactions contemplated by this Agreement and the other Transaction Documents and supersede all prior Contracts, representations, warranties, promises, covenants, arrangements, communications, and understandings, oral or written, express or implied, among the Parties with respect to such transactions, including the Letter of Intent. There are no Contracts, arrangements, or understandings between the Parties with respect to the transactions contemplated hereby, other than those expressly set forth or referred to herein.
11.9Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any Party, upon any Breach or default of any other Party under this Agreement, shall impair any such right, power, or remedy of such Party nor shall it be construed to be a waiver of any such Breach or default, or an acquiescence therein, or of or in any similar Breach or default thereafter occurring; nor shall any waiver of any single Breach or default be deemed a waiver of any other Breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any Party of any Breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be made in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by Law or otherwise afforded to any Party, shall be cumulative and not alternative.

11.10Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held to be prohibited by, illegal, or unenforceable under applicable Law in any respect by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such prohibition or illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
11.11Expenses. Except as otherwise provided in this Agreement, the Purchaser, on the one hand, and the Seller, on the other hand, shall bear their own expenses and the Seller shall bear the expenses of the Company, including brokerage or investment banking, accounting, and legal fees and expenses, with respect to this Agreement, the other Transaction Documents, and the transactions contemplated hereby and thereby.
11.12No Third Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their permitted successors and assigns and nothing herein express or implied shall be construed to give any Person, other than the Parties of such permitted successors and assigns, any legal or equitable rights hereunder, except as provided in Article 9.
11.13Disclosure Schedule; Exhibits. Any information set forth in one section of the Disclosure Schedule shall be deemed to apply to other sections of the Disclosure Schedule only to the extent such disclosure is made in a way so as to make its relevance to such other section reasonably apparent from the face of such disclosure (notwithstanding the omission of a reference or cross-reference thereto). The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or acknowledgment, in and of itself, which such information is required by the terms hereof to be disclosed, is material to the Company. All schedules (including the Disclosure Schedule) and exhibits or annexes attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.
11.14No Strict Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.
11.15Construction. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The words “include,” “includes,” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation” or “but not limited to”. Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits, Annexes, Schedules, appendices, and attachments shall be deemed references to Articles and Sections of, and Exhibits, Annexes, Schedules, appendices, and attachments to, this Agreement. Unless the context otherwise requires, the words “hereof,” “hereby,” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. The term “$” shall refer to the currency of the United States of America.
11.16Recitals. The Recitals to this Agreement are incorporated as material provisions of this Agreement as if restated in full in this Agreement.
11.17Time of the Essence. Time is of the essence with respect to all time periods and dates set forth in or referenced in this Agreement and the other Transaction Documents.
11.18Waiver of Conflicts Regarding Representation. Recognizing that Hogan Lovells US LLP (“Seller’s Counsel”) has acted as legal counsel to the Seller, and that the Seller’s Counsel intends to act as legal counsel to the Seller after the Closing, (i) each of the Purchaser and the Company hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with the Seller’s Counsel representing the Seller after the Closing and (ii) each of the Purchaser and the Company hereby agrees that, in the event that a dispute arises between or among any of the Purchaser or any of their respective Affiliates (including, after the Closing, the Company and its Subsidiaries) and the Seller, that the Seller’s Counsel may represent the Seller in such dispute even though the interests of the Seller may be directly adverse to the Purchaser or any of their respective Affiliates (including, after the Closing, the Company and its Subsidiaries), and waives, on behalf of itself and its Affiliates (including, after the Closing, the Company and its Subsidiaries), any conflict of interest in connection with such representation by the Seller’s Counsel.
* * *

IN WITNESS WHEREOF, the Parties have made and entered into this Agreement as of the date first hereinabove set forth.

PARENT:

DIGITAL TURBINE, INC.

By: /s/ William G. Stone III
Name: William G. Stone III
Title: Chief Executive Officer

PURCHASER:

Digital Turbine Media, Inc.

By: /s/ William G. Stone III
Name: William G. Stone III
Title: Chief Executive Officer

[ADDITIONAL SIGNATURE PAGES FOLLOW]

[Signature Pages to Purchase Agreement]

COMPANY:

ADCOLONY HOLDING AS

By: /s/ Roar Olbergsveen
Name: Roar Olbergsveen
Title: Chairman of the Board

By: /s/ Petter Lade
Name: Petter Lade
Title: Director

SELLER:

OTELLO CORPORATION ASA

By: /s/ Lars Boilesen
Name: Lars Boilesen
Title: Chief Executive Officer

[Signature Pages to Purchase Agreement]

EXHIBIT A
Definitions
The following terms shall have the following meanings for the purposes of this Agreement:
“Acquired Business” shall have the meaning set forth in Section 6.2(b)(ii).
“Acquisition Proposal” has the meaning set forth in Section 5.4.
“Action” means any suit, action, litigation, arbitration or similar proceeding (in each case, whether civil, criminal or administrative, whether public or private or whether written or oral) by or before any Authority.
“Actual Cash Amount” shall have the meaning set forth in Section 1.5(b)(v).
“Actual Closing Bonus Amount” shall have the meaning set forth in Section 1.5(b)(v).
“Actual Indebtedness Amount” shall have the meaning set forth in Section 1.5(b)(v).
“Actual Transaction Expenses Amount” shall have the meaning set forth in Section 1.5(b)(v).
“Actual Working Capital Amount” shall have the meaning set forth in Section 1.5(b)(v).
“AdColony Companies” means the Company and its Subsidiaries, other than Skyfire, as of the date of this Agreement.
“Adjustment Amount” shall have the meaning set forth in Section 1.5(b)(vi).
“Affiliate” means, with regard to any Person, (a) any Person, directly or indirectly, controlled by, under common control of, or controlling such Person; or (b) any director, officer or partner; or (c) as to any natural Person, any Immediate Family Member. For the purposes of this definition, “control” (including its correlative meanings “controlled” and “under common control with”) shall mean, when used with respect to any Person, the power to direct or cause the direction of management and policies of such Person, directly or indirectly, through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, Skyfire shall not be deemed an Affiliate of Seller, the Company or any of their Affiliates.
“Agreement” shall have the meaning set forth in the Preamble.
“Annual Financial Statements” shall have the meaning set forth in Section 2.6(a).
“Antitrust Laws” means the Sherman Act, 15 U.S.C. §§ 1-7, as amended; the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53, as amended; the HSR Act; the Federal Trade Commission Act, 15 U.S.C. §§ 41-58, as amended; the Norwegian Competition Law (Nw. konkurranseloven); and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.
“Authority” means (a) any government, (b) any governmental, regulatory, or administrative body, agency, tribunal, commission, board, arbitrator, or authority, (c) any court or judicial authority, or (d) any public, private, or industry regulatory or accrediting authority, in each case, whether international, foreign, national, federal, provincial, state, local, or municipal.
“Balance Sheets” shall have the meaning set forth in Section 2.6(a).
“Benefit Plan” shall have the meaning set forth in Section 2.17(a).
“Breach”, “Breached”, or “Breaching” means (a) the violation of any covenant, agreement, right or obligation whether by commission or omission, (b) the failure to perform, refusal to perform, or prevention of performance of, any covenant, agreement or obligation or (c) any breach, inaccuracy, or misstatement in any representation or warranty.
“Business” means the business activities conducted by the Company and its Subsidiaries as of the date of this Agreement.
“Business Permits” shall have the meaning set forth Section 2.15.
“Business Day” means a day that is not a Saturday, Sunday or legal holiday on which banks are authorized or required to be closed in Austin, Texas or Oslo in the Kingdom of Norway.
“Business Intellectual Property” shall have the meaning set forth in Section 2.19(a).
“Calling Notice” shall have the meaning set forth in Section 5.10.
“CARES Act” shall have the meaning set forth Section 2.14(q).
“Cash Amount” means the aggregate amount of the cash and cash equivalents of the Company and its Subsidiaries on the Closing Date determined in accordance with IFRS, which shall be: (a) reduced by any and all uncleared checks, wire transfer, and drafts written by the Company but not yet cleared; and (b) increased by cash and checks that are deposits in transit to the Company or any of its Subsidiaries.
“Cash Target Amount” means $19,000,000.
“Cause” with respect to a Key Employee, that such Key Employee: (i) has been convicted of or pled nolo contendere to a felony or a crime involving moral turpitude; (ii) has committed fraud against Purchaser or any of its Affiliates, or embezzlement of property belonging to Purchaser or any of its Affiliates; (iii) has willfully failed to perform (other than by reason of such Key Employee’s physical or mental illness) in any material respect his or her reasonably assigned duties and has not corrected such failure within thirty (30) days after receipt of written notice from the Purchaser of such nonperformance; or (iv) has willfully and materially breached the internal policies of Purchaser or any of its Affiliates and failed to cure such breach within 15 days of receipt of written notice thereof by the Purchaser.
“CERCLA” means Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the Laws thereunder.
“Change” means any event, occurrence, development, condition, effect, state of facts, or change.
“Claim” means any action, claim, lawsuit, demand, suit, investigation, examination, audit, assessment, notice of proposed assessment, notice of deficiency, notice of a violation or noncompliance, litigation, proceeding, arbitration, appeals, or other dispute, whether civil, criminal, administrative, or otherwise.
“Closing” shall have the meaning set forth in Section 7.1.
“Closing Bonus Amount” means the aggregate amount of all Transaction-Related Bonuses payable at or promptly after the Closing to any Specified Individuals.
“Closing Cash Consideration Amount” shall have the meaning set forth in Section 1.2(a).
“Closing Date” shall have the meaning set forth in Section 7.1.
“Closing Indebtedness Holder” means the holders of the Indebtedness for borrowed money of the Company or any of its Subsidiaries.
“Closing Payment Amount” shall have the meaning set forth in Section 1.3(a).
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” shall have the meaning set forth in the Preamble.
“Company Accounts Receivable” shall have the meaning set forth in Section 2.7.
“Company Acquisition Agreement” means any letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other Contract relating to any Acquisition Proposal, except for any confidentiality agreement that contains customary nondisclosure provisions as contemplated by Section 5.4.
“Company IT Assets” shall have the meaning set forth in Section 2.19(j).
“Company Marks” shall have the meaning set forth in Section 6.4.
“Company Proposal” shall have the meaning set forth in Section 5.10.
“Company Registered IP” shall have the meaning set forth Section 2.19(a).

“Company Sale” means (a) any sale of Securities of the Company or any of its Subsidiaries to a purchaser that is not an Affiliate of the Purchaser, any merger, recapitalization, reorganization, combination, consolidation, or similar transaction involving the Company or any of its Subsidiaries where, in each case, following such transaction any of the Securities of the Company or any of its Subsidiaries are owned by a third party that is not an Affiliate of the Purchaser, (b) a sale of a material portion of the assets of the Company or any of its Subsidiaries to a purchaser that is not an Affiliate of the Purchaser, in a single transaction or series of related transactions, or (c) any other transaction in which the power to direct the members of the Company’s board of directors is no longer held by the Purchaser, in a single transaction or series of related transactions.
“Company Securities” means all of the issued and outstanding shares of the Company.
“Confidential Information” shall have the meaning set forth in Section 6.2(a).
“Confidentiality Agreement” means that certain Non-Disclosure Agreement, dated December 15, 2020, by and between the Purchaser and the Seller.
“Contaminants” shall have the meaning set forth in Section 2.19(d).
“Continuing Employee” shall have the meaning set forth Section 6.6(a)(i).
“Contract” means any written agreement, contract, commitment, instrument, document, certificate binding on the parties thereto.
“COVID-19 Measures” means any Law, directive, pronouncement or guideline issued by an Authority, the Centers for Disease Control and Prevention, the World Health Organization or any industry group providing for business closures, changes to business operations, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of COVID-19, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act (P.L. 116-136), enacted March 27, 2020 and all regulations and guidance issued by any Authority with respect thereto, as in effect from time to time, including subsequent legislation in effect as of the date of this Agreement amending paragraph 36 of Section 7(a) of the Small Business Act.
“Deductible Amount” shall have the meaning set forth in Section 9.2(a).
“Default Event” shall have the meaning set forth in Section 1.2(c)(vi).
“Direct Claim” shall have the meaning set forth in Section 9.5(a).
“Direct Reports” shall mean any employee directly reporting to Lars Boilesen immediately prior to Closing.
“Disclosure Schedule” means the disclosure schedule delivered by the Seller Parties to the Purchaser on the date of this Agreement.
“Dispute” shall have the meaning set forth in Section 11.5(b).

“Disputed Amounts” shall have the meaning set forth in Section 1.5(b)(ii).
“Domain Names” shall have the meaning set forth in Section 2.19(i).
“Earn-Out Bonus Amount” shall have the meaning set forth in Section 1.4(b).
“Earn-Out Objection Notice” shall have the meaning set forth in Section 1.2(c)(iv).
“Earn-Out Payment Amount” shall have the meaning set forth in Section 1.2(c).
“Earn-Out Payment Amount Date” shall have the meaning set forth in Section 1.4(b).
“Earn-Out Period” shall have the meaning set forth in Section 1.2(c)(iv).
“Earn-Out Statement” shall have the meaning set forth in Section 1.2(c)(ii).
“Earn-Out Target Amount” means the amount set forth in Schedule 1.2(c).
“End Date” means May 11, 2021.
“Environmental Law” means any Law, Order, settlement agreement, or Authority requirement, which relates to or otherwise imposes liability or standards of conduct concerning: (a) the environment, natural resources, public health and safety, worker health and safety or Hazardous Substances, including discharges, emissions, releases or threatened releases of any Hazardous Substances or (b) the manufacture, processing, generation, distribution, use, treatment, storage, disposal, arrangement for disposal, recycling, release, discharge, cleanup, transport, handling of or exposure to Hazardous Substances, including CERCLA, the Superfund Amendments and Reauthorization Act of 1986, the Emergency Planning and Community Right-to-Know Act, the Hazardous Material Transportation Act, the Resource Conservation and Recovery Act of 1976, the Toxic Substances Control Act, the Federal Water Pollution Control Act, the Clean Air Act, the Safe Drinking Water Act, the Occupational Safety and Health Act, the Medical Waste Laws, any so called “Superlien” law, the Norwegian Biodiversity Act (Nw. naturmangfoldloven) and Pollution Control Act (Nw. forurensningsloven) all as now or hereafter amended or supplemented, and the Laws promulgated thereunder, and any other similar Israeli, Federal, state or local Laws.
“ERISA” shall have the meaning set forth in Section 2.17(a).
“ERISA Affiliate” shall have the meaning set forth in Section 2.17(c).
“Estimated Cash Amount” shall have the meaning set forth in Section 1.5(a).
“Estimated Cash Shortfall Amount” means the absolute value of the amount by which the Estimated Cash Amount is less than the Cash Target Amount.
“Estimated Cash Surplus Amount” means the amount by which the Estimated Cash Amount is greater than the Cash Target Amount.

“Estimated Closing Bonus Amount” shall have the meaning set forth in Section 1.5(a).
“Estimated Indebtedness Amount” shall have the meaning set forth in Section 1.5(a).
“Estimated Transaction Expenses Amount” shall have the meaning set forth in Section 1.5(a).
“Estimated Working Capital Amount” shall have the meaning set forth in Section 1.5(a).
“Estimated Working Capital Shortfall Amount” means the absolute value of the amount by which the Estimated Working Capital Amount is less than the Working Capital Target Amount.
“Estimated Working Capital Surplus Amount” means the amount by which the Estimated Working Capital Amount is greater than the Working Capital Target Amount.
“Expiration Time” shall have the meaning set forth in Section 9.1(a).
“Foreign Benefit Plan” shall have the meaning set forth in Section 2.17(f).
“Final Cash Amount” shall have the meaning set forth in Section 1.5(b)(i).
“Final Cash Shortfall Amount” means the absolute value of the amount by which the Final Cash Amount is less than the Cash Target Amount.
“Final Cash Surplus Amount” means the amount by which the Final Cash Amount is greater than the Cash Target Amount.
“Final Closing Bonus Amount” shall have the meaning set forth in Section 1.5(b)(i).
“Final Closing Payment Amount” shall have the meaning set forth in Section 1.5(b)(i).
“Final Indebtedness Amount” shall have the meaning set forth in Section 1.5(b)(i).
“Final Transaction Expenses Amount” shall have the meaning set forth in Section 1.5(b)(i).
“Final Working Capital Amount” shall have the meaning set forth in Section 1.5(b)(i).
“Final Working Capital Shortfall Amount” means the absolute value of the amount by which the Final Working Capital Amount is less than the Working Capital Target Amount.
“Final Working Capital Surplus Amount” means the amount by which the Final Working Capital Amount is greater than the Working Capital Target Amount.
“Financial Statement Date” means December 31, 2020.
“Financial Statements” shall have the meaning set forth in Section 2.6(a).

“Fraud” means the actual and intentional fraud by a Party with respect to the making of any express representation or warranty contained in Article 2, Article 3, or Article 4 (as applicable) with the intent to deceive the Party to whom such representation or warranty was made, and to induce such Party to enter into this Agreement.
“Fundamental and Tax Cap” shall have the meaning set forth in Section 9.2(b).
“Fundamental Representations” means the representations and warranties contained in Section 2.1(a), Section 2.2, the first and third sentences of Section 2.3, Section 2.3(b), the first four sentences of Section 2.3(c), Section 2.3(d), Section 2.23, Section 3.1, and Section 3.2.
“Funds Flow” shall have the meaning set forth in Section 1.5(a).
“General Enforceability Exceptions” means those exceptions to enforceability due to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally, and general principles of equity (regardless of whether such enforceability is considered in a proceeding at Law or in equity).
“General Representations” means the representations and warranties contained in Article Article 2 and Article 3, other than the Fundamental Representations, Privacy Representations and Tax Representations.
“General Representations Cap” shall have the meaning set forth in Section 9.2(b).
“Good Reason” means, with respect to a particular Key Employee, (i) a reduction in the base salary or bonus opportunity of such Key Employee from his or her base salary or bonus opportunity as of immediately prior to the Closing; (ii) a material reduction in the employment responsibilities of such Key Employee as compared to his or her responsibilities immediately prior to the Closing; (iii) a material change in the reporting responsibility of such Key Employee; or (iv) a relocation in such Key Employee’s principal place of employment by more than 25 miles from his or her principal place of employment immediately prior to the Closing, provided that, if any such event occurs with the approval or at the direction of Lars Boileson (or any of his Direct Reports), such event shall not constitute “Good Reason.”
“Government Contract” means any Contract, sale or purchase order of the Company or any of its Subsidiaries that is with the United States, Norway or other national government or any other Authority.
“Governmental Consents” shall have the meaning set forth in Section 2.5(b).
“Guaranteed Obligations” shall have the meaning set forth in Section 6.7.
“Hazardous Substances” shall be construed broadly to include any toxic or hazardous substance, material or waste, any petroleum or petroleum products, radioactive materials, asbestos, urea formaldehyde foam insulation, mold, microbial contaminants, polychlorinated biphenyls, dielectric fluid containing levels of polychlorinated biphenyls, radon gas, used electronics or e-wastes, leaded glass, cathode ray tubes, used or discarded circuit boards, any chemicals, materials or substances defined or included in the definition of “hazardous substances,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” or words of similar import, under any applicable Environmental Law, any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any Authority under any Environmental Law and any other contaminant, pollutant or constituent thereof, the presence of which requires investigation or remediation under any Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“IFRS” means International Financial Reporting Standards as promulgated from time to time by the International Accounting Standards Board.
“Immediate Family Member” means any individual related by blood, marriage, or adoption to any such Person.
“Incidental Licenses” means any: (a) permitted use in a confidentiality or nondisclosure agreement entered into in the Ordinary Course of Business; (b) license with current and former employees or independent contractors of the Company on standard terms in the Ordinary Course of Business (such as a back-up license to an Intellectual Property assignment provision or a license for an employee, contractor or other Person to use Business Intellectual Property to perform services for the Company); (c) licenses that arise as a matter of law by implication as a result of sales of products and services by the Company; or (d) any non-exclusive license that is merely incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license, such as: (i) a sales or marketing Contract that includes an incidental license to use the trademarks of the Company for the purposes of advertising and selling the Company’s products or services during the term of and in accordance with such Contract; (ii) a Contract to purchase or lease equipment, such as a phone system, photocopier, printer, scanner, computer, or mobile phone that also contains a license of Intellectual Property; or (iii) a license included in an advertising insertion order.
“Indebtedness” with respect to the Company or any of its Subsidiaries means any obligation of the Company or any of its Subsidiaries for borrowed money, including all debt of the type described in clauses “(i)” through “(xi)” below owed by the Company or any of its Subsidiaries to the Seller or any of its Subsidiaries (other than the Company and its Subsidiaries), but in any event shall include, without duplication: (i) indebtedness of the Company or any of its Subsidiaries under any credit or loan agreement (including any indebtedness constituting a reimbursement obligation on account of all issued and outstanding letters of credit, solely to the extent drawn, regardless of the purpose for which any such letter of credit may have been issued) or issued in substitution for or exchange of indebtedness for borrowed money, in each case, whether or not current, short-term or long-term, secured or unsecured, or any guarantee thereof; (ii) any obligation of the Company or any of its Subsidiaries evidenced by any note, bond, debenture, guaranty, or other debt security; (iii) any obligation of the Company or any of its Subsidiaries issued or assumed as the deferred purchase price of property or services (but excluding accounts payable arising in the Ordinary Course of Business); (iv) any obligation of the Company or any of its Subsidiaries issued or assumed as the deferred purchase price of property or services (but excluding accounts payable and normal obligations to pay rent under leases arising in the Ordinary Course of Business); (v) any obligation of the Company or any of its Subsidiaries for borrowed money secured by a Lien (other than Permitted Liens) on any assets of the Company or any of its Subsidiaries; (vi) any liabilities of the Company or any of its Subsidiaries with respect to interest rate swaps, collars, caps and similar hedging obligations; (vii) any obligation of the Company or any of its Subsidiaries on account of any post-retirement benefits; (ix) all unpaid interest, premiums, penalties, redemption costs and other charges in respect of the foregoing; (x) any guarantees by the Company or any of its Subsidiaries of any item under (i) - (ix) above of another Person.; and (xi) any liability of the Company or any of its Subsidiaries for the payment of (A) any “applicable employment taxes” (as defined in Section 2302(d)(1) of CARES Act) deferred pursuant to Section 2302 of the CARES Act or (B) any payroll tax obligations deferred pursuant to or in connection with IRS Notice 2020-65 and any related or subsequent guidance or any other similar governmental program.
“Indebtedness Payoff Amount” means the aggregate outstanding balance of any Indebtedness owed by the Company or any of its Subsidiaries as of 11:59 p.m. (Central Time) on the day immediately prior to the Closing Date and any prepayment penalties and other amounts due to fully repay and retire such Indebtedness.
“Indemnified Taxes” means, except to the extent a Non-Indemnified Tax, (a) any and all Taxes imposed on or with respect to the Company or any of its Subsidiaries attributable to any Pre-Closing Tax Period (with the portion of the Taxes for the Straddle Period being determined in accordance with Section 8.2), (bi) any and all Taxes of any Person (other than the Company and its Subsidiaries) imposed on or with respect to the Company or any of its Subsidiaries as a transferee or successor, by Contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing, (c) any and all withholding, payroll, social security, unemployment or similar Taxes attributable to any payments that are contingent upon or payable as a result of the transactions contemplated by the Transaction Documents, (d) without any duplication, any liability for Taxes resulting from the inaccuracy of any representation in Section 2.14, (e) any Taxes imposed on or with respect to the Company or any of its Subsidiaries attributable to the Skyfire Spin-off, (f) all Taxes imposed under applicable Law on the indirect transfer of any Company Subsidiary , and (vii) the Seller’s one-half share of any Transfer Taxes pursuant to Section 8.6.
“Indemnitee” shall have the meaning set forth in Section 9.5(a).
“Indemnitor” shall have the meaning set forth in Section 9.5(a).
“Independent Accountant” shall have the meaning set forth in Section 1.5(b)(iv).
“Intellectual Property” means all of the following rights under the Laws of any jurisdiction throughout the world: (a) domestic and foreign patents, patent applications, (b) trademarks, service marks, corporate and business names, trade names, trade dress, brand names, and other indicia of origin, trademark and service mark registrations and applications for registrations thereof, (c) copyrights, copyright registrations and applications for registration thereof, (d) rights in Internet domain names and universal resource locators, and (e) rights in

Trade Secrets, inventions (whether or not patentable), technical data, customer lists, know-how, show-how, mask works, formulae, methods (whether or not patentable), designs, processes, procedures, technology, source codes, object codes, computer software programs, databases, data collectors and other proprietary information or material of any type, whether written or unwritten (and all analogous rights and all goodwill associated with any of the foregoing in any jurisdiction throughout the world).
“Institutions” shall have the meaning set forth in Section 2.19(l).
“Interim Financial Reports” shall have the meaning set forth in Section 5.3.
“Interim Financial Statements” shall have the meaning set forth in Section 2.6(a).
“Interim Period” means the period commencing on the date of this Agreement and ending on the earlier to occur of the Closing or the termination of this Agreement in accordance with Article 10.
“IRS” means the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.
“Key Employees” shall have the meaning set forth in Section 1.2(c)(iii)(D).
“Knowledge of the Company” means the actual knowledge of any Key Employees.
“Latest Balance Sheet” shall have the meaning set forth in Section 2.6(a).
“Latest Balance Sheet Date” shall have the meaning set forth in Section 2.6(a).
“Law” means any foreign or domestic federal, state or local law, statute, code, ordinance, regulation, rule, consent agreement, directive, constitution or treaty of any Authority, including common law and any judicial interpretation thereof.
“Legal Proceeding” means any claim commenced, brought, conducted or heard by or before any Authority.
“Letter of Intent” means that certain letter of intent, dated February 8, 2021, between the Purchaser and the Seller.
“Lien” means any (a) security interest, lien, mortgage, pledge, hypothecation, encumbrance, claim, easement, charge, restriction on transfer or otherwise, or interest of another Person of any kind or nature, including any conditional sale or other title retention Contract or lease in the nature thereof; (b) any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute; and (c) any subordination arrangement in favor of another Person.
“Limited License” shall have the meaning set forth in Section 2.19(d).

“Limited License Software” shall have the meaning set forth in Section 2.19(d).
“Losses” means any and all losses, liabilities, penalties, damages, payments, Taxes, costs, and expenses (including reasonable costs and expenses of Legal Proceedings, amounts paid in connection with any assessments, judgments, or settlements relating thereto, interest and penalties recovered by a third party with respect thereto and reasonable attorneys’ and accountants’ fees and disbursements incurred in investigating actual or potential Legal Proceedings in defending against any such Legal Proceedings or in enforcing a party’s rights hereunder) excluding, in each case punitive and exemplary damages, unless, in each case, such damages are awarded by a court in a Third Party claim.
“Material Adverse Effect” means any Change that, together with one or more other Changes, has had, or would reasonably be expected to have, a material adverse effect on the Business, results of operations, or financial condition of the Company and its Subsidiaries taken as a whole; provided, however, that any Change attributable to any of the following shall not constitute, and shall not be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) the negotiation, execution, delivery, announcement, or pendency of this Agreement or the transactions contemplated by this Agreement; (b) securities, economic, business or financial market conditions in general or in the markets in which the Company or any of its Subsidiaries operates; (c) any change to IFRS or any change in applicable Laws or the interpretation or enforcement thereof by an Authority; (d) actions required to be taken in order to comply with applicable Laws or Contracts; (e) any acts of war (whether or not declared), civil disobedience, armed hostilities, sabotage or terrorism or the continuation, escalation or worsening of the foregoing circumstances or events in this clause “(e)”; (f) any earthquakes, hurricanes, floods, storms, droughts, tornadoes, fires or other natural disasters, power outages, epidemics, pandemics (including, for the avoidance of doubt, the COVID-19 pandemic), acts of God or force majeure events, or any government or regulatory response to the foregoing circumstances or events in this clause “(f),” including the COVID-19 Measures; (g) the identity of or the effect of any fact or circumstance relating to Purchaser or any of its Affiliates; (h) the compliance with this Agreement or any action taken or not taken: (i) by the Buyer or any of its Affiliates or (ii) by the Company, any Subsidiary of the Company or any of their respective Affiliates in accordance with this Agreement, at the request of the Purchaser or with the consent of the Purchaser; (i) any failure by the Company or any of its Subsidiaries to meet any projections, forecasts or predications (in each case, internal or published); (j) actions required to be taken under Law or under any Contracts to which the Company or any of its Subsidiaries is a party; or (k) matters that are cured or no longer exist by the earlier of the Closing and termination of this Agreement; except, in “(b),” “(c)” or “(d)” above, to the extent of any change that has a disproportionate impact on the Company as compared to other companies or businesses in the industry in which the Company operates.
“Material Contract” shall have the meaning set forth in Section 2.10.
“Material Customer” shall have the meaning set forth in Section 2.24.
“Material Publisher” shall have the meaning set forth in Section 2.24.

“Mini-Basket Amount” shall have the meaning set forth in Section 9.2(a).
“Negotiation Period” shall have the meaning set forth in Section 1.5(b)(iii).
“Net Revenue” shall have the meaning set forth in Section 1.2(c)(v).
“Non-Indemnified Taxes” means, (i) to avoid double counting, any net Tax amounts included in the calculation of Final Indebtedness, Final Working Capital or Final Transaction Expenses; (ii) any Taxes attributable to any amendment, re-filing or other modification of any Tax Return filed prior to the Closing Date for a taxable period ending on or before the Closing Date or for a Straddle Period without the prior written consent of the Seller (such consent not to be unreasonably conditioned, withheld, or delayed); (iii) any Taxes attributable to any election pursuant to Section 336 or Section 338 of the Code with respect to Purchaser’s acquisition of the Securities pursuant to this Agreement; (iv) any Taxes attributable to the changing or revoking after the Closing Date of any election made on a Tax Return filed prior to the Closing Date with respect to any Pre-Closing Tax Period without the prior written consent of the Seller (such consent not to be unreasonably conditioned, withheld or delayed); (v) any Taxes imposed on any transaction outside the Ordinary Course of Business that occurs on the Closing Date after the Closing, (vi) any Losses of any Person that are due to the unavailability in any post-Closing Tax period of any Tax net operating losses or credits carried forward from a Pre-Closing Tax Period; and (vii) Purchaser’s one-half share of any Transfer Taxes pursuant to Section 8.6.
“Notice of Claim” shall have the meaning set forth in Section 9.5(a).
“Objection Notice” shall have the meaning set forth in Section 1.5(b)(ii).
“Options” means any subscription, option, right, security, Contract, commitment, understanding, stock appreciation right, phantom stock option, profit participation or arrangement by which a Person is bound to issue any additional shares of its capital stock or an interest in the equity or equity appreciation of a Person or rights pursuant to which any Person has a right to purchase capital stock or an equity interest in another Person.
“Order” means any writ, decree, order, judgment, stipulation, injunction, determination, rule, ruling, Lien, voting right, consent of or by an Authority.
“Ordinary Course Agreement” means any agreements entered into in the Ordinary Course of Business for which Taxes are not a principal subject matter, such as customary agreements with customers, vendors, lenders, or lessors.
“Ordinary Course of Business” means, in respect of any Person, the ordinary course of such Person’s business, as conducted by any such Person consistent with past practice.
“Organizational Documents” means (a) with respect to a corporation, the certificate or articles of incorporation and bylaws; (b) with respect to any other entity, any charter or similar document adopted or filed in connection with the creation, formation, or organization of such entity (including any limited partnership agreement or limited liability company agreement); and (c) any amendment to any of the foregoing.
“Owned Business Intellectual Property” shall have the meaning set forth in Section 2.19(a).
“Parent” shall have the meaning set forth in the Preamble.
“Parent Guarantee” shall have the meaning set forth in Section 6.7.
“Party” or “Parties” shall have the meanings set forth in the Preamble.
“Payoff Amount” shall have the meaning set forth in Section 7.2(h)(iv).
“Permits” means all permits, licenses, registrations, accreditations, certifications, provider numbers, certificates, Orders, immunities, privileges, exemptions, classifications, authorizations, qualifications, approvals, or similar rights (or any waivers of the foregoing), in each case, required or issued by any Authority, and all pending applications therefor or renewals thereof.
“Permitted Liens” means (a) statutory Liens not yet delinquent and immaterial in amount; (b) Liens reflected in the Financial Statements or the notes thereto; or (c) mechanics’, carriers’, workers’, repairmen’s, warehousemen’s, or other similar Liens arising in the ordinary course of business in respect of obligations not overdue and immaterial in amount or which are being contested in good faith.
“Person” means any corporation, partnership, joint venture, limited liability company, organization, entity, Authority or natural person.
“Personal Information” shall have the meaning set forth in Section 2.16(a).
“Policies” means all Contracts that insure (a) the Company’s properties, plants and equipment for loss or damage; and (b) the Company or its officers, managers, directors, employees, or agents against any liabilities, losses, or damages (or lost profits) for any reason or purpose.
“Post-Closing Statement” shall have the meaning set forth in Section 1.5(b)(i).
“Pre-Closing Return” shall have the meaning set forth in Section 8.1.
“Pre-Closing Statement” shall have the meaning set forth in Section 1.5(a).
“Pre-Closing Tax Period” means any taxable year or period that ends on or before the Closing Date, and the portion of any Straddle Period ending on and including the Closing Date.
“Privacy Laws” shall have the meaning set forth in Section 2.16(a).

“Privacy Representations” means the representations and warranties contained in Section 2.16.
“Privacy Representations Cap” shall have the meaning set forth in Section 9.2(b).
“Property Taxes” means real property, personal property, ad valorem, or similar Taxes.
“Purchase Price” shall have the meaning set forth in Section 1.2.
“Purchaser” shall have the meaning set forth in the Preamble.
“Purchaser Parties” shall have the meaning set forth in Article 4.
“Purchaser Indemnified Parties” shall have the meaning set forth in Section 9.3.
“Qualified Acquisition Proposal” means any Acquisition Proposal relating to: (i) the acquisition of Securities of the Company or any material Subsidiary of the Company representing fifty percent (50%) or more of the outstanding voting power of any of them; (ii) any merger, recapitalization, leveraged dividend, share exchange or any similar transaction, pursuant to which fifty percent (50%) or more of the outstanding voting power of the Company or any of its material Subsidiaries is acquired; or (iii) any sale of substantial assets of the Company or any of its Subsidiaries that account for fifty percent (50%) or more of the consolidated revenues of the Company and its material Subsidiaries.
“R&W Insurance” means the buy-side representations and warranties insurance policy underwritten by Liberty Surplus Insurance Corporation and issued to the Purchaser in connection with this Agreement and the transactions contemplated hereby.
“Real Property” shall have the meaning set forth in Section 2.12.
“Real Property Leases” shall have the meaning set forth in Section 2.12.
“Representative” means, with respect to any Person, any director, officer, manager, member, equity holder, principal, attorney, employee, agent, advisor, consultant, accountant, contractor, or any other Person acting in a representative capacity for such Person.
“Requisite Seller Vote” affirmative vote or consent of the holders of a simple majority of the voting shares represented in person or by proxy at the Shareholders’ Meeting.
“Restricted Area” means the United States of America and the other countries in which the Company or any of its Subsidiaries conducts the Business as of the date of this Agreement.
“Restricted Period” shall have the meaning set forth in Section 6.2(b)(ii).
“Review Period” shall have the meaning set forth in Section 1.5(b)(i).
“Second Bonus Amount” shall have the meaning set forth in Section 1.4(a).

“Second Cash Consideration Amount” shall have the meaning set forth in Section 1.2(b).
“Second Payment Date” shall have the meaning set forth in Section 1.4(a).
“Securities” means (a) any partnership interests, (b) any limited liability company interests or units, (c) any shares of capital stock, (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity, (e) any Options or commitments of any kind or character relating to, or entitling any Person or entity to purchase or otherwise acquire limited liability company interests or units, capital stock, or any other equity securities, (f) any warrants, (g) any securities convertible into or exercisable or exchangeable for partnership interests, limited liability company interests or units, capital stock, or any other equity securities, or (h) any other interest classified as an equity security of a Person.
“Securities Act” means the Securities Act of 1933, as amended.
“Seller” shall have the meaning set forth in the Preamble.
“Seller Adverse Recommendation Change” means the Board of Directors of the Seller: (a) failing to make, withdrawing, amending, modifying, or materially qualifying, in a manner adverse to the Purchaser, the Seller Board Recommendation; (b) failing to include the Seller Board Recommendation in the Calling Notice that is delivered to the Seller’s shareholders in accordance with Section 5.10; (c) approving or recommending an Acquisition Proposal; (d) failing to recommend against acceptance of any tender offer or exchange offer for the shares of Company Securities within ten (10) Business Days after the commencement of such offer; (e) failing to reaffirm (publicly, if so requested by the Purchaser) the Seller Board Recommendation within twenty (20) Business Days after the date any Acquisition Proposal (or material modification thereto) is first publicly disclosed by the Seller or the Person making such Acquisition Proposal; or (f) resolving or agreeing to take any of the foregoing actions.
“Seller Board Recommendation” has the meaning set forth in Section 5.10.
“Seller’s Counsel” has the meaning set forth in Section 11.18.
“Seller Indemnified Parties” shall have the meaning set forth in Section 9.4.
“Seller Parties” shall have the meaning set forth in the Preamble.
“Shareholders’ Meeting” shall have the meaning set forth in Section 5.11.
“Skyfire” shall have the meaning set forth in Section 5.12.
“Skyfire Spin-Off” shall have the meaning set forth in Section 5.12.
“Special Indemnity Cap” shall have the meaning set forth in Section 9.2(c).
“Specified Individual” means the individuals listed on Schedule 1.4(a).

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.
“Subsidiary” of any Person means another Person with respect to which such Person owns, directly or indirectly, at least 50% of the capital stock, capital interests, profits interests or other equity or has the power, directly or indirectly, to elect a majority of the members of the board of directors (or similar governing body); provided, however, Skyfire shall not be deemed a direct or indirect Subsidiary of the Company or any of its other Subsidiaries for purposes of this Agreement.
“Superior Proposal” shall mean any bona fide written Acquisition Proposal that the Seller’s Board of Directors determines in good faith, after consultation with the Seller’s outside legal counsel and its financial advisor, (a) to be more favorable to the Seller’s shareholders from a financial point of view than the transactions contemplated by this Agreement taking into account all the terms and conditions of such proposal (including any written counterproposal by the Purchaser to amend the terms of this Agreement in response to such Acquisition Proposal or otherwise), and (b) to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.
“Superior Proposal Notice” shall have the meaning set forth in Section 10.1(f).
“Tangible Personal Property” shall have the meaning set forth in Section 2.11(b).
“Tax” or “Taxes” means any foreign, domestic, federal, state, local, U.S. or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, escheat or unclaimed property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.
“Tax Contest” shall have the meaning set forth in Section 8.3.
“Tax Representations” means the representations and warranties contained in Section 2.14.
“Tax Returns” means federal, state, foreign, domestic and local Tax reports, returns, information returns and other documents (including any amendments thereto) related to Taxes.
“Taxing Authority” means any Authority or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax.
“Termination Fee” means the lesser of (a) $8,000,000, or (b) the greatest aggregate amount (inclusive of documented out-of-pocket expenses) allowed under applicable Law.
“Third Party Claim” shall have the meaning set forth in Section 9.5(a).

“Third Party Consents” shall have the meaning set forth in Section 2.5(a).
“Trade Secrets” means all trade secrets, know-how, confidential information, inventions and discoveries, ideas, processes, proprietary information, customer lists, technical information, information that derives economic value from not being generally known, and in each case that would constitute a trade secret as defined in the Uniform Trade Secrets Act and under corresponding foreign statutory Law and common law.
“Transaction Documents” means this Agreement, the Disclosure Schedule, the schedules, exhibits, annexes, and attachments to this Agreement, the Funds Flow, and each other agreement, document, certificate, and instrument being delivered pursuant to this Agreement, including the documents and instruments to be delivered by the Parties pursuant to Article 7.
“Transaction Expenses” means: (a) all costs, fees, and expenses (including legal, accounting, investment banking, broker’s, finder’s and other professional or advisory fees and expenses) incurred by the Company or any of its Subsidiaries arising from or in connection with negotiating and preparing this Agreement and the other Transaction Documents and in closing the transactions contemplated hereby and thereby, (b) any obligation of the Company or any of its Subsidiaries on account of any severance plans, bonus plans, employment agreements, change in control bonuses, or any other plan, agreement, or arrangement to which the Company or any of its Subsidiaries is a party, which liability is payable or becomes due as a result of the consummation of the transactions contemplated hereby (and not as a result of subsequent termination of employment); (c) the employer’s share of any employment, payroll, or similar Taxes, imposed on the Purchaser or the Company or any of its Subsidiaries with respect to any amounts referred to in clause “(b)” of this sentence; and (d) any other amounts expressly treated as a “Transaction Expense” pursuant to the terms of this Agreement; provided, however, that “Transaction Expenses” shall not include any Transaction-Related Bonus Amounts.
“Transaction Expenses Amount” means the aggregate of all unpaid Transaction Expenses as of 11:59 p.m. (Central Time) on the day immediately prior to the Closing Date.
“Transaction-Related Bonuses” means: (a) bonuses payable by the Company or any of its Subsidiaries to a Specified Individual pursuant to agreements in effect prior to the Closing that entitle such Specified Individual to a payment in cash (i) resulting from (and calculated based on the purchase price payable to the Seller as a result of) the transactions contemplated by this Agreement, or (ii) if such Specified Individual remains employed by the Company or any of its Subsidiaries for a specified period of time following the Closing; plus (b) the employer’s share of any employment, payroll, or similar Taxes imposed on the Purchaser, the Company or any of its Subsidiaries with respect to the bonuses referred to in clause “(a)” of this sentence.
“Transfer Taxes” means all stock transfer Taxes, sales Taxes, use Taxes, documentary stamp Taxes, recording charges and other similar Taxes, charges, fees or other amounts arising in connection with the transactions contemplated by this Agreement.
“VPS” shall have the meaning set forth in Section 2.27.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the rules and regulations promulgated thereunder.
“Welfare Plan” shall have the meaning set forth in Section 2.17(d).
“Working Capital Amount” means an amount equal to (a) the amount of the consolidated current assets (excluding amounts included in the Cash Amount, receivables due from any Affiliates of the Company and deferred Tax assets) of the Company and its Subsidiaries as of 11:59 p.m. (Central Time) on the day immediately prior to the Closing Date, minus (b) the amount of the consolidated current liabilities (including accounts payable (other than non-compensation and non-benefits payables owed to any Affiliates of the Company), but excluding Indebtedness and Transaction Expenses, Transaction-Related Bonuses and deferred Tax liabilities) of the Company and its Subsidiaries as of 11:59 p.m. (Central Time) on the day immediately prior to the Closing Date, in each case, calculated in accordance with IFRS.
“Working Capital Target Amount” means $5,500,000.